FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2020
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. Interim consolidated directors’ report	3
Part 2. Interim unaudited consolidated financial statements for the nine-month period ended 30 September 2020	94

PART 1. INTERIM CONSOLIDATED DIRECTORS' REPORT

Interim Consolidated Directors' Report	2020
January - September

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Sep-20	Jun-20%		Sep-20	Sep-19%		Dec-19
Total assets	1,514,242	1,572,881	(3.7)	1,514,242	1,517,885	(0.2)	1,522,695
Loans and advances to customers	910,714	934,796	(2.6)	910,714	916,003	(0.6)	942,218
Customer deposits	842,899	846,832	(0.5)	842,899	814,285	3.5	824,365
Total funds	1,039,608	1,039,996	—	1,039,608	1,035,651	0.4	1,050,765
Total equity	91,310	91,859	(0.6)	91,310	108,526	(15.9)	110,659
Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios

INCOME STATEMENT (EUR million)	Q3'20	Q2'20%		9M'20	9M'19%		2019
Net interest income	7,773	7,715	0.8	23,975	26,442	(9.3)	35,283
Total income	11,087	10,459	6.0	33,355	36,902	(9.6)	49,229
Net operating income	6,008	5,341	12.5	17,569	19,593	(10.3)	25,949
Profit before tax	3,139	(8,301)	—	(3,271)	8,712	—	12,543
Attributable profit to the parent	1,750	(11,129)	—	(9,048)	3,732	—	6,515
Changes in constant euros:
Q3'20 / Q2'20: NII: +4.5%; Total income: +9.7%; Net operating income: +16.8%; Attributable profit: +/-
9M'20 / 9M'19: NII: +0.1%; Total income: -0.5%; Net operating income: +0.7%; Attributable profit: +/-

EPS, PROFITABILITY AND EFFICIENCY (%)	Q3'20	Q2'20%		9M'20	9M'19%		2019
EPS (euros)	0.097	(0.679)	—	(0.570)	0.202	—	0.362
RoE	8.54	(7.06)		(8.54)	5.90		6.62
RoTE	10.58	5.19		3.30	10.48		11.44
RoA	0.53	(0.38)		(0.44)	0.50		0.54
RoRWA	1.46	(1.02)		(1.17)	1.22		1.33
Efficiency ratio	45.8	47.4		46.8	46.9		47.0

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q3'20	Q2'20%		9M'20	9M'19%		2019
Net interest income	7,773	7,715	0.8	23,975	26,442	(9.3)	35,283
Total income	11,087	10,704	3.6	33,605	36,902	(8.9)	49,494
Net operating income	6,014	5,628	6.9	17,879	19,593	(8.7)	26,214
Profit before tax	3,175	1,885	68.4	7,016	11,423	(38.6)	14,929
Attributable profit to the parent	1,750	1,531	14.3	3,658	6,180	(40.8)	8,252
Changes in constant euros:
Q3'20 / Q2'20: NII: +4.5%; Total income: +7.2%; Net operating income: +11.0%; Attributable profit: +18.2%
9M'20 / 9M'19: NII: +0.1%; Total income: +0.3%; Net operating income: +2.5%; Attributable profit: -32.9%

UNDERLYING EPS AND PROFITABILITY (1) (%)	Q3'20	Q2'20%		9M'20	9M'19%		2019
Underlying EPS (euros)	0.097	0.084	15.8	0.195	0.352	(44.5)	0.468
Underlying RoE	8.54	6.62		5.32	8.39		8.38
Underlying RoTE	10.58	8.93		7.08	11.86		11.79
Underlying RoA	0.53	0.43		0.38	0.66		0.65
Underlying RoRWA	1.46	1.14		1.01	1.63		1.61

SOLVENCY (2) AND NPL RATIOS (%)	Sep-20	Jun-20	Sep-20	Sep-19	Dec-19
CET1	11.98	11.84	11.98	11.30	11.65
Fully-loaded total capital ratio	15.59	15.46	15.59	14.68	15.02
NPL ratio	3.15	3.26	3.15	3.47	3.32
Coverage ratio	76	72	76	67	68

MARKET CAPITALISATION AND SHARES	Sep-20	Jun-20%		Sep-20	Sep-19%		Dec-19
Shares (millions)	16,618	16,618	0.0	16,618	16,618	—	16,618
Share price (euros)	1.600	2.175	(26.4)	1.600	3.737	(57.2)	3.730
Market capitalisation (EUR million)	26,582	36,136	(26.4)	26,582	62,094	(57.2)	61,986
Tangible book value per share (euros)	3.98	4.00		3.98	4.25		4.36
Price / Tangible book value per share (X)	0.40	0.54		0.40	0.88		0.86

OTHER DATA	Sep-20	Jun-20%		Sep-20	Sep-19%		Dec-19
Number of shareholders	4,103,069	4,080,201	0.6	4,103,069	4,025,074	1.9	3,986,093
Number of employees	192,578	194,284	(0.9)	192,578	201,017	(4.2)	196,419
Number of branches	11,520	11,847	(2.8)	11,520	12,691	(9.2)	11,952

(1) In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 and other non-IFRS measures, including the figures related to “underlying” results, as they are recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. Further details are provided on page 13 of this report.
For further details of the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2019 Annual Financial Report, published in the CNMV on 28 February 2020, our 20-F report for the year ending 31 December 2019 registered with the SEC in the United States as well as the “Alternative performance measures” section of the annex to this report.

(2) Data applying the IFRS 9 transitional arrangements.

January - September 2020	3

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

In order to support the global effort being made to combat COVID-19, Grupo Santander is implementing various measures to protect our stakeholders. The most relevant measures are detailed below, focused on six main dimensions:

Contingency plan

Our main priority is to ensure business while safeguarding the health, well-being and economic interests of our stakeholders, which is only possible through the execution of the Group's and subsidiaries' contingency plans, where the objective of continuing to operate within the same quality standards and in compliance with our regulatory commitments was met.
•To this end, the Group carries out periodic simulation exercises, as a tool to raise awareness and as preparation for certain stress situations.
•These contingency plans qualify as mitigation tools within the Special Situations Management Framework. This Framework has provided flexibility for the activation of the Corporate Special Situations Committees with the objective of responding preventively to the environment induced by COVID-19, as well as coordinating the countries' responses. At the end of the quarter, the Framework continued to be fully active as a preventive measure, as no financial stress has been recorded.
•Our Contingency Plans ensured the operational continuity of business including other measures, such as segregating teams and technological infrastructures, establishing shifts between critical employees and their back-ups, as well as increasing the capacity of systems, carried out by the Technology and Operations area.

Health of our employees

Our priority was to safeguard the health and safety of our employees:
•At the peak of the pandemic, we redefined our way of working, reaching more than 110,000 employees working from home.
•We ensured the physical and mental well-being of the employees who continued to work in our offices, or face to face with customers.
•Financial well-being was also covered, offering various financial support measures to help employees and making exceptional payments to front line workers during the pandemic.
•We continued to gradually return to the usual workplaces in some countries, always following the recommendations of local governments and based on three pillars: development and implementation of health and safety protocols, prioritisation and monitoring the health status of our employees, and tracking and tracing (through health apps). As an example, 90% of the Corporate Centre employees have returned to the office, and an updated measure of the Flexiworking Policy on remote working one or two days a week was implemented.
•Additionally, under the #SafeTogether programme, numerous initiatives are being implemented to ensure workplace safety and protect health.

Customers

Santander has also also implemented measures to ensure the health and safety of its customers and foster their economic resilience during the crisis in all countries. Of note were:
•Provide liquidity and credit facilities for businesses facing hardship, as well as facilitate payment deferrals and payment holidays in many of our markets, supporting more than 6 million customers.
•Proactive support for vulnerable customers trying to cover their needs.
•Temporary reduction and suspension of fees (withdrawals from ATMs, interest free online purchases, bank transfers, etc.), together with specialised teams to advise customers facing financial difficulties.
•Ensure COVID-19 health insurance coverage.
In addition, we adapted the branch network to each situation, ensuring continuity of service. Currently, around 93% of our branches are open. The countries have adapted to the new demand and introduced measures for referral to other channels and self-service.

4	January - September 2020

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Business, liquidity and risks

In the quarter, business performance showed signs of normalisation. Group loans and advances to customers excluding the exchange rate impact increased 5% and customer funds 8% year-on-year.
The recovery of pre-COVID-19 new business levels began at the end of the second quarter in various markets and segments. In the individuals segment (mortgages and consumer finance), growth from the lows in April to reach near pre-pandemic levels. On the other hand, activity in large corporates and companies normalised, following the sharp increase recorded in April, as the need for liquidity decreased.
Liquidity has been closely monitored in the parent bank and our subsidiaries, remaining solid at all times. As of September, the Group's LCR ratio was 171%, the parent bank's was 186% and all our subsidiaries stood above 125%. In addition, central banks have adopted measures to provide significant liquidity to the system.
Regarding risks, the main indicators are also continuously monitored. As of September, 66% of the total moratoria granted by the Group had expired, a total amount of EUR 75 billion, aligned with our expectations. Only 2% of the total is considered stage 3. In the first nine months of the year, we recorded provisions amounting to EUR 9,562 million, 42% more than in the same period of 2019 (+58% excluding the exchange rate impact). However, provisions dropped 14% in the quarter excluding the FX impact.
In addition, due to the deterioration of the economic outlook, the Bank adjusted the valuation of its goodwill ascribed to several subsidiaries and deferred tax assets for EUR 12.6 billion in the first half of the year. This adjustment had no impact on the Bank's liquidity or market and credit risk position, and was neutral in CET1 capital.

Society

One of our main priorities is to contribute to the well-being of society as a whole. We have implemented actions and mobilised resources together with governments and institutions to help society combat the health crisis.
Santander All. Together. Now. is the motto that brings together the Group's collective efforts around the world to stand beside the people who need it the most at this time. This effort has succeeded in mobilising more than EUR 105 million dedicated to solidarity initiatives to fight COVID-19. The main initiatives adopted are:
•Creation of a solidarity fund to acquire medical equipment and materials, and to support organisations in the fight against COVID-19. This fund is primarily financed by contributions from senior management, employees and the Group's subsidiaries, as well as contributions from third parties.
•Supporting different projects and social initiatives to protect the vulnerable groups most impacted by the effects of the pandemic.
•Santander Universidades reallocated funds to support collaboration projects with universities. The Bank also launched Santander X Tomorrow Challenge, with the aim of supporting creativity and the entrepreneurs' capabilities.
•Overcome Together, an open and accessible space for individuals and companies, customers and non-customers, which contains information and resources. It is available in Spain, Portugal, Mexico, Brazil, Uruguay, Chile, Poland, Argentina, the UK and Openbank.
We will continue to monitor the situation in order to continue to contribute minimising the impact of COVID-19 on society.

Information for stakeholders

Based on transparency and anticipation, the Group continued to be proactive in keeping our people, customers, shareholders and investors informed at all times. The main measures announced from the beginning of the pandemic can be found on the Group's website (www.santander.com). We continued to develop several initiatives:
•To stay close to all our employees, we sent out newsletters in most of our markets including updates on the health crisis. Of note were the eight Ask Ana events held by the Chairman, and the celebration of the 12th edition of Santander Week, a time to enjoy the Group's culture, BeHealthy and show our most caring side.
•We continued to issue communications to customers, including the latest digital initiatives, such as our Work Cafés, where we held more than 65 digital meetings regarding different issues, with more than 200,000 viewers.
•We kept all channels open to increase the confidence of our shareholders and investors, which was reflected in an increase of more than 100,000 new shareholders since December.
•It is also worth highlighting the two Euromoney awards won this year: World’s Best Bank for SMEs, praising the support we provided during the crisis, and Best Bank for Diversity and Inclusion global award.

January - September 2020	5

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Our business model is based on three pillars

1. Our scale Local scale and global reach	2. Customer focus Unique personal banking relationships strengthen customer loyalty	3. Diversification Our geographic and business diversification makes us more resilient under adverse circumstances

•Local scale based on three geographic regions, where we maintain a leadership position in our 10 core markets.
•Global reach backed by our global businesses, enabling greater collaboration across the Group to generate higher revenue and efficiencies.

•We serve 147 million customers, in markets with a total population of more than one billion people.
•We have over 100,000 people talking to our customers every day in our 11,500 branches, digital channels and contact centres.

•Geographic diversification in regions, with a good balance between mature and developing markets.
•Global businesses that strengthen our local franchises.
•The ongoing customer-centric digital transformation across the Group is the growth engine in all markets, driving our talent and our ability to innovate.

1. Market share in lending as of June 2020 including only privately-owned banks. UK benchmark refers to the mortgage market.	2. NPS – Customer Satisfaction internal benchmark of active customers’ experience and satisfaction audited by Stiga / Deloitte.
Our corporate culture: Santander Way
The Santander Way reflects our purpose, our aim, and how we do business. It is the bedrock on which we are building a more responsible bank.

6	January - September 2020

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Group performance

GROWTH
In the quarter, the Group continued to provide the necessary financial support to customers to help them overcome the consequences of the pandemic
We continued to see signs of normalisation in new lending trends in the quarter, with mortgage and consumer lending recovering and reductions in the SME and corporate segments, due to the sharp growth recorded when the pandemic started and the lower need for liquidity.
In volumes, strong negative exchange rate impact (-6/-7 pp) year-on-year. In constant euros, gross loans and advances to customers (excluding reverse repos) grew 5% and customer funds (excluding repos) rose 8%, both with the 10 core markets growing.

Activity Sep-20 / Sep-19
% change in constant euros

+3%
Individuals
+12%
	+10%		Demand
SMEs and corporates
+5%			-1%
		+8%	Time
+11%
	CIB and institutions		+1%
Mutual funds

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Digital penetration maintained an upward trend. We have more than 41 million digital customers (+5 million year-on-year), mobile customers reached more than 34 million (+5.9 million in 12 months) and digital sales up to September represented 44% of total sales (36% in 2019).
Loyal customers rose 1 million year-on-year, with growth both in individuals and corporates.

Digital customers			Digital sales
Millions			% of total sales
41.4
44%
36.2		+14%
36%

Sep-19	Sep-20		2019	9M'20

PROFITABILITY
Strong profit recovery in the quarter in a still uncertain environment...
In the third quarter, results recorded a positive performance compared to the second quarter, supported by an upturn in revenue, cost control and lower provisions. This improvement was recorded in the three main regions and was reflected in a 14% increase in the Group's underlying attributable profit to EUR 1,750 million (+18% in constant euros).
Attributable profit in the quarter also amounted to EUR 1,750 million, as net capital gains and provisions had no material impact, which compares very favourably with the negative amount of EUR 11,129 million in the second quarter (mainly due to charges related to goodwill adjustments in some countries and deferred tax assets).
Despite the positive performance in the quarter, on a year-on-year basis, results for the first nine months continued to be affected by the economic deterioration arising from the health crisis and by the sharp exchange rate depreciation that distort the year-on-year comparison.
Excluding the exchange rate impact, sound underlying business performance, backed by stable income, cost reduction and strong credit quality ratios.
Total income remained steady year-on-year, as the fall in activity in some segments and lower interest rates were offset by higher volumes, good market volatility management and the reduction in the cost of deposits.
Cost reductions were ahead of plan, reaching the objective announced for the year, due to the optimisation plans carried out in recent years, together with the additional savings measures adopted from the beginning of the crisis.
As a result, the efficiency ratio remained below 47%, one of the best among our peers, and net operating income increased 3% in constant euros to EUR 17,879 million, boosted by South America, SCIB and WM&I.

Efficiency ratio
%

January - September 2020	7

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Group performance
PROFITABILITY
… and profit year-to-date affected by higher loan-loss provisions and valuation adjustments recorded in the second quarter
Loan-loss provisions rose significantly year-on-year to EUR 9,562 million, driven by lending growth and the expected macro-economic deterioration arising from the pandemic.
In addition, the adjustment of the valuation of the goodwill ascribed to several units and deferred tax assets for a total of EUR -12.600 million, resulted in an attributable loss of EUR 9,048 million in September.

Attr. profit to the parent	Earnings per share
EUR million	EUR

Total
Underlying*
6,180
3,732
3,658
-9,049
0.352
0.202
0.195
-0.570
9M'19
9M'20
9M'19
9M'20

(*) Excluding net capital gains and provisions. See details on page 13 of this report

Before these adjustments and restructuring costs, underlying attributable profit was EUR 3,658 million, 41% lower year-on-year (-33% excluding the exchange rate impact).
Profitability ratios improved notably compared to the first half of the year: underlying RoTE was 7.08% and underlying RoRWA 1.01%.

RoTE
%
■ Total ■ Underlying*
(*) Excluding net capital gains and provisions
STRENGTH
CET1 ratio stood at 12%, reaching the top end of our target range and the cost of credit is expected to improve to around 130 bps by year-end
The CET1 ratio increased 14 bps in the quarter to 11.98%, driven by the strong organic generation and after a 13 bps accrual for a payment to shareholders of EUR 0.10 per share, to be made in 2021 with a charge to share premium reserves, subject to the approval of the general shareholders' meeting (27 October), in compliance with certain conditions, regulatory approvals and guidance. This results in a Group CET1 management buffer of 312 bps post- COVID-19 compared to 189 bps pre-COVID-19.
Net tangible equity per share (TNAV) in September 2020 was EUR 3.98, virtually stable since June, due to the impact of currency depreciation, primarily the Brazilian real and the US dollar.

CET1*	TNAV per share
%	Euros
(*) Using the IFRS 9 transitional arrangement

Risk management remained focused on minimising the impacts arising from the health crisis.
The cost of credit in the first nine months was in line with our new year-end expectation of 130 bps, compared to the previously announced 140-150 bps. Credit quality ratios benefited from mitigation measures, reflected in the 32 bp fall year-on-year (-11 bps in the quarter) of the NPL ratio and higher coverage (76%, +9 pp year-on-year; +4 pp quarter-on-quarter).

Cost of credit	NPL ratio and coverage
%	%
■ Sep-19 ■ Sep-20

8	January - September 2020

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement
GRUPO SANTANDER RESULTS
•The Group's results were affected by the health crisis caused by the spread of COVID-19, which is reflected in a weaker economic environment, lower interest rates and a sharp depreciation of some currencies. However, revenue and lower provisions boosted recovery in the quarter, increasing attributable profit to EUR 1,750 million.
•As of September, total income fell, affected by lower activity and exchange rates. Excluding their impact, it remained stable as the decrease in activity and lower interest rates were offset by higher volumes, sound management of market volatility and the lower cost of deposits.
•Acceleration in cost reductions, ahead of schedule in the optimisation plans implemented in recent years, along with additional measures adopted since the start of the crisis, reaching the expected savings for the year in Europe in September.
•Greater loan-loss provisions, amounting to EUR 9,562 million due to credit growth, the expected deterioration in economic conditions due to the pandemic and its impact on the deterioration of the portfolio’s credit quality.
•In addition, as a result of the worsening economic outlook, adjustments to the goodwill ascribed to some units and to deferred tax assets were made in the second quarter, totalling EUR 12,600 million, which results in an attributable profit to the Group of negative EUR 9,048 million in the first nine months of 2020.
•Excluding the above adjustments and restructuring costs, attributable profit to the parent of EUR 3,658 million, with net operating income of EUR 17,879 million, 3% more in constant euros than at the end of the first nine months of of 2019.

Grupo Santander. Summarised income statement
EUR million
			Change				Change
	Q3'20	Q2'20%		% excl. FX	9M'20	9M'19%		% excl. FX
Net interest income	7,773	7,715	0.8	4.5	23,975	26,442	(9.3)	0.1
Net fee income (commission income minus commission expense)	2,423	2,283	6.1	9.0	7,559	8,818	(14.3)	(4.8)
Gains or losses on financial assets and liabilities and exchange differences (net)	652	786	(17.0)	(11.9)	1,725	935	84.5	104.5
Dividend income	57	208	(72.6)	(72.1)	322	433	(25.6)	(25.2)
Share of results of entities accounted for using the equity method	45	(233)	—	—	(90)	443	—	—
Other operating income / expenses	137	(300)	—	—	(136)	(169)	(19.5)	134.8
Total income	11,087	10,459	6.0	9.7	33,355	36,902	(9.6)	(0.5)
Operating expenses	(5,079)	(5,118)	(0.8)	2.4	(15,786)	(17,309)	(8.8)	(1.8)
Administrative expenses	(4,398)	(4,428)	(0.7)	2.4	(13,686)	(15,100)	(9.4)	(2.3)
Staff costs	(2,628)	(2,571)	2.2	5.0	(8,098)	(9,088)	(10.9)	(4.7)
Other general administrative expenses	(1,770)	(1,857)	(4.7)	(1.2)	(5,588)	(6,012)	(7.1)	1.3
Depreciation and amortisation	(681)	(690)	(1.3)	1.9	(2,100)	(2,209)	(4.9)	2.2
Provisions or reversal of provisions	(400)	(240)	66.7	70.4	(1,014)	(2,511)	(59.6)	(58.1)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(2,508)	(3,096)	(19.0)	(14.5)	(9,538)	(6,810)	40.1	55.9
o/w: net loan-loss provisions	(2,535)	(3,108)	(18.4)	(14.3)	(9,562)	(6,748)	41.7	57.9
Impairment on other assets (net)	(15)	(10,227)	(99.9)	(99.9)	(10,256)	(1,547)	563.0	563.0
Gains or losses on non financial assets and investments, net	62	9	588.9	588.9	89	253	(64.8)	(64.8)
Negative goodwill recognised in results	3	6	(50.0)	(50.0)	9	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(11)	(94)	(88.3)	(88.3)	(130)	(266)	(51.1)	(50.8)
Profit or loss before tax from continuing operations	3,139	(8,301)	—	—	(3,271)	8,712	—	—
Tax expense or income from continuing operations	(1,092)	(2,684)	(59.3)	(57.8)	(5,020)	(3,740)	34.2	55.1
Profit from the period from continuing operations	2,047	(10,985)	—	—	(8,291)	4,972	—	—
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	2,047	(10,985)	—	—	(8,291)	4,972	—	—
Attributable profit to non-controlling interests	(297)	(144)	106.3	108.8	(757)	(1,240)	(39.0)	(32.5)
Attributable profit to the parent	1,750	(11,129)	—	—	(9,048)	3,732	—	—

EPS (euros)	0.097	(0.679)	—		(0.570)	0.202	—
Diluted EPS (euros)	0.097	(0.677)	—		(0.569)	0.201	—

Memorandum items:
Average total assets	1,541,134	1,558,854	(1.1)		1,543,361	1,500,101	2.9
Average stockholders' equity	82,009	92,528	(11.4)		91,639	98,249	(6.7)

January - September 2020	9

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement
èResults performance compared to the first nine months of 2019
The main lines of the profit and loss account are detailed below.
The Group presents, both at the total level and for each of the business units, the real changes in euros produced in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management. For the Group as a whole, the exchange rate impact was -9 percentage points in revenue and -7 percentage points in costs.
▶ Revenue
Revenue totalled EUR 33,355 million in the first nine months, down 10%. If the FX impact is taken out, total income remained resilient, in line with last year, due to the strength that our geographical and business diversification provides. Net interest income and net fee income accounted for around 95% of total revenue. By line:
•Net interest income amounted to EUR 23,975 million, 9% less than in the same period of 2019. Stripping out the exchange rate impact, there was no material change (+0.1%), due to the net effect of the increase in revenue from higher lending and deposit volumes and the lower cost of deposits, and the reduction in revenue from lower interest rates in many markets, regulatory impacts (mainly in Brazil and Poland) and increased liquidity buffer costs.
On the one hand, growth was recorded in Mexico and SCF, due to higher volumes, Chile, due to higher volumes and better funding costs, and Argentina due to the placement of excess liquidity. Brazil and the US remained virtually stable, affected by lower interest rates, which offset average volume growth, and regulatory changes regarding the cheque especial in Brazil.

Net interest income
EUR million
constant euros

7,799
8,053
8,093
8,112
7,978
7,823
8,173
8,682
8,954
8,806
8,841
8,487
7,715
7,773
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20

On the other hand, overall decreases in Europe: Portugal and Spain due to lower interest rates, on top of the lower average volumes and smaller ALCO portfolio in Spain, the UK, driven by the base rate cut and SVR attrition, and Poland, due to a one-off provision for the CJEU judgement on consumer loans.
•Net fee income fell 14% to EUR 7,559 million. Excluding the exchange rate impact, it was down 5% compared to the first nine months of 2019. This item has been the most affected by the health crisis, reflecting lower customer transactionality. Our strategy remains focused on increasing our customer loyalty and growth in higher value-added services and products.
By business, of note was the 12% growth in Santander Corporate & Investment Banking (GDF and markets) and the 1% increase in Wealth Management & Insurance (the latter including fees ceded to the branch network). Overall, both businesses together now account for 46% of the Group’s total (SCIB: 15%; WM&I: 31%).
By region, there were declines in North America (-1%) mainly driven by the US, as Mexico grew 4%, South America (-3%), with broad-based falls across countries, and particularly Europe (-9%), with generalised declines due to lower activity volumes, along with regulatory changes affecting net fee income in Santander Consumer Finance and the UK. On the other hand, "Other Europe", which includes the wholesale banking business in the region, increased net fee income by 52%.
•Gains on financial transactions, accounted for 5% of total income and stood at EUR 1,725 million, 84% higher than the first nine months of 2019 (+105% excluding the exchange rate effect) due to the favourable impact from foreign currency hedging, portfolio sales and market volatility management.

Net fee income
EUR million
constant euros

2,606
2,623
2,711
2,711
2,684
2,332
2,542
2,931
2,932
2,955
2,961
2,853
2,283
2,423
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20

10	January - September 2020

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Income statement
•Dividend income was EUR 322 million in the first nine months of 2020, 26% lower than in the same period of 2019 (-25% excluding exchange rate effect). This item was affected by the delay or cancellation of dividend payments by several companies.
•The results of entities accounted for using the equity method reflected the lower contribution from the entities associated to the Group.
•Other operating income recorded a loss of EUR 136 million (loss of EUR 169 million in the first nine months of 2019) due to the higher results from insurance, somewhat mitigated by the greater contribution to the Single Resolution Fund (SRF) in the second quarter.
▶ Costs
Operating costs amounted to EUR 15,786 million, 9% lower year-on-year. Excluding the exchange rate impact, costs fell 2%.
In real terms (excluding inflation) costs were down 5%, reflecting the successful management over the last three years, as well as the first impacts of additional savings measures adopted from the beginning of the crisis.
The efficiency ratio was 46.8%, in line with last year, which has enabled Santander to remain one of the most efficient global banks in the world.
The Group's objective is still to improve our operational capacity while also managing our costs more efficiently and with a strategy adapted to each region. Therefore, for a better comparison, the trends by region and market are as follows:

Total income
EUR million
constant euros

10,866
11,143
11,500
11,318
11,127
10,598
11,629
12,085
12,351
12,466
12,327
11,809
10,459
11,087
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20

•In Europe, costs strongly reflect the synergies from the recent integrations and additional savings, decreasing 6% in nominal terms and 6.6% in real terms and with falls across all markets: Poland and Spain (-10% each) and Portugal (-6%) due to the optimisation efforts, in the UK (-6%) due to the savings from our transformation programme, and in Santander Consumer Finance (-4%) driven by efficiency projects carried out in several countries and absorbing the perimeter effect.
The cost reduction plan in Europe is ahead of schedule, having already reached the total savings expected for the year as a whole.
•In North America, costs fell 2% in nominal terms, affected by inflation, as in real terms they were down 4%, notably in the US (-6%). Costs in Mexico remained stable (+0.4%). The efficiency ratio in the region improved 89 bps to 41.3%.
•Finally, in South America, the increase in costs was greatly distorted by the very high inflation in Argentina. Excluding it, costs rose 2% in nominal terms but decreased 1% in real terms (Brazil and Chile: -1.5%). Efficiency improved in all markets, 35.3% for the region as a whole (-41 bps).
We believe that this management by region and the lessons learnt from the management of the pandemic will enable us to accelerate our transformation in the future and, consequently, further optimise costs while improving customer experience.
▶ Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 1,014 million (EUR 2,511 million in September 2019). This line item includes charges for restructuring costs.

Operating expenses
EUR million
constant euros

5,286
5,368
5,413
5,584
5,327
5,168
5,290
5,758
5,829
5,722
5,971
5,589
5,118
5,079
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20

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Income statement
▶ Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 9,538 million, up 40% year-on-year in euros and 56% in constant euros.
Loan-loss provisions included in this item amounted to EUR 9,562 million, 42% more than in the same period last year. Stripping out the effect of exchange rates, the increase was 58%, heavily impacted by the effects of the COVID-19 and growth in volumes. This includes the provisions overlay of EUR 1,600 million which was recorded in the first quarter and which was allocated by business unit in the second.
Accordingly, the Group’s cost of credit, calculated as the ratio of loan-loss provisions over the last twelve months to the average investment in the period, stood at 1.27% (1.33% considering the annualised year-to-date provisions, down from 1.46% in June).
▶ Impairment on other assets (net)
Every year, usually during the last quarter, the Group evaluates whether an adjustment to the goodwill generated in the acquisition of the subsidiaries is necessary. The accounting rules require this analysis to be carried out earlier should any trigger events occur, which happened in the second quarter of this year, given that the global economic environment has been significantly affected by the COVID-19 crisis.
Specifically, the trigger events for this exercise were as follows:
•Changes in the economic environment where a decrease of the GDP is expected in all countries this year and where recovery will take 2 or 3 years.
•A generalised reduction in interest rates, which is expected to last longer than expected before the crisis began.

Net loan-loss provisions
EUR million
constant euros

1,928
1,899
2,229
2,353
3,694
3,159
2,709
2,172
2,141
2,435
2,573
3,919
3,108
2,535
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20

•The increase of discount rates to reflect greater volatility and risk premiums.
This analysis resulted in an adjustment in the valuation of goodwill in the second quarter of 2020 of EUR 10,100 million (Santander UK: EUR 6,101 million; Santander US: EUR 2,330 million; Santander Bank Polska: EUR 1,192 million; Santander Consumer Nordics: 277 million and Other: 200 million). This adjustment does not affect cash generation and has no impact on the Group’s CET1 ratio or tangible net value per share (TNAV).
Consequently, the impairment of other assets (net) in the first nine months of 2020 amounted to EUR 10,256 million. In the first nine months of 2019, this line was EUR 1,547 million.
▶ Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments were EUR 89 million in the first nine months of 2020, compared to EUR 253 million in the same period of 2019, when capital gains from the sale of 51% of our stake in Prisma Medios de Pago S.A. and the revaluation of the remaining stake (49%) were recorded.
▶ Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, totalled EUR -130 million in the first nine months of 2020, compared to EUR -266 million in the first nine months of 2019.
▶ Profit before tax
Profit before tax was EUR -3,271 million, affected by the adjustment in the valuation of goodwill, compared to EUR 8,712 million posted in the first nine months of 2019.
▶ Income tax
As with goodwill, and due to the impact that the crisis arising from COVID-19 may have on the current and future performance of our businesses, an adjustment of EUR 2,500 million was made to deferred tax assets of the Spanish consolidated fiscal group in the second quarter of 2020. As a result, the total corporate income tax was EUR 5,020 million (EUR 3,740 million in the first nine months of 2019).
▶ Attributable profit to non-controlling interests
Attributable profit to non-controlling interests amounted to EUR 757 million, down 39% year-on-year (-32% excluding the exchange rate impact), due to lower profit obtained by Group companies, on top of the share buyback in Mexico last year and the increased stake in SC USA.
▶ Attributable profit to the parent
Profit attributable to the parent amounted to EUR -9,048 million in the first nine months of 2020, compared with EUR 3,732 million in the first nine months of 2019. RoTE stood at 3.30% and earnings per share stood at EUR -0.570.

12	January - September 2020

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Income statement
▶ Underlying attributable profit to the parent
The attributable profit to the parent recorded in the first nine months was affected, in 2020 and 2019, by results (net of tax) that are outside the ordinary course performance of our business and distort the year-on-year comparison, and are detailed below:
•In the first nine months of 2020, of note was the valuation adjustment of goodwill ascribed to various Group units of EUR -10,100 million in the second quarter, with the previously detailed breakdown in Impairment on other assets (net), the valuation adjustment to deferred tax assets of the Spanish consolidated fiscal group with an impact of EUR -2,500 million and restructuring costs and other provisions with a net impact of EUR -106 million, of which EUR -46 million were recognised in the first quarter and EUR -100 million in the second quarter. The total amount of these results was EUR -12,706 million.
•In the first nine months of 2019, capital gains from the sale of 51% of our stake in the Argentinian entity Prisma Medios de Pago S.A. and the revaluation of the remaining 49% (EUR 130 million), capital losses related to real estate assets in Spain (EUR -180 million), PPI provisions to cover potential claims in the UK (EUR -183 million) and restructuring costs (EUR -724 million) and the revision of the goodwill ascribed to Santander UK, which resulted in the recording of an impairment of EUR 1,491 million in the third quarter at the Corporate Centre. The combined amount of all these totalled EUR -2,448 million.
Excluding these results from the various P&L lines where they are recorded, and incorporating them separately in the net capital gains and provisions line, the adjusted or underlying attributable profit to the parent was EUR 3,658 million in the first nine months of 2020 and EUR 6,180 million in the first nine months of 2019, 41% lower year-on-year (-33% excluding the FX impact), strongly conditioned by the rise in provisions, mostly related to COVID-19.
Before the recording of loan-loss provisions, net operating income (total income less operating expenses) of Grupo Santander was EUR 17,879 million, a 9% decrease year-on-year, though this becomes a 3% increase excluding the FX impact, with the following performance of the latter by line and region:
By line:
•Total income remained unchanged driven by higher gains on financial transactions, offsetting flat net interest income and the fall in net fee income and other operating income (lower dividends, lower results of entities accounted for by the equity method and greater contribution to the SRF).
•Costs were 2% lower, with broad-based declines across countries, mainly in Europe.
By region:
•Europe decreased 6% with falls in most markets (except SCF and "Other Europe", mainly SCIB).
•In North America, net operating income was 1% higher versus 2019. By country, the US fell 1% and Mexico increased 7%.
•In South America, 6% growth with rises of 4% in Brazil, 3% in Chile and 45% in Argentina.
In the first nine months of 2020, the Group’s underlying RoTE was 7.08%, underlying RoRWA was 1.01% and underlying earnings per share EUR 0.195 (11.86%, 1.63% and EUR 0.352, respectively in the same period of 2019).

Summarised underlying income statement
EUR million			Change				Change
	Q3'20	Q2'20%		% excl. FX	9M'20	9M'19%		% excl. FX
Net interest income	7,773	7,715	0.8	4.5	23,975	26,442	(9.3)	0.1
Net fee income	2,423	2,283	6.1	9.0	7,559	8,818	(14.3)	(4.8)
Gains (losses) on financial transactions (1)	652	781	(16.5)	(11.9)	1,725	935	84.5	104.5
Other operating income	239	(75)	—	—	346	707	(51.1)	(55.7)
Total income	11,087	10,704	3.6	7.2	33,605	36,902	(8.9)	0.3
Administrative expenses and amortisations	(5,073)	(5,076)	(0.1)	3.1	(15,726)	(17,309)	(9.1)	(2.1)
Net operating income	6,014	5,628	6.9	11.0	17,879	19,593	(8.7)	2.5
Net loan-loss provisions	(2,535)	(3,118)	(18.7)	(14.3)	(9,562)	(6,748)	41.7	57.9
Other gains (losses) and provisions	(304)	(625)	(51.4)	(49.9)	(1,301)	(1,422)	(8.5)	0.3
Profit before tax	3,175	1,885	68.4	72.6	7,016	11,423	(38.6)	(30.5)
Tax on profit	(1,128)	(208)	442.3	431.3	(2,596)	(3,994)	(35.0)	(26.0)
Profit from continuing operations	2,047	1,677	22.1	25.9	4,420	7,429	(40.5)	(32.9)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,047	1,677	22.1	25.9	4,420	7,429	(40.5)	(32.9)
Non-controlling interests	(297)	(146)	103.4	106.0	(762)	(1,249)	(39.0)	(32.6)
Net capital gains and provisions	—	(12,660)	(100.0)	(100.0)	(12,706)	(2,448)	419.0	411.1
Attributable profit to the parent	1,750	(11,129)	—	—	(9,048)	3,732	—	—
Underlying attributable profit to the parent (2)	1,750	1,531	14.3	18.2	3,658	6,180	(40.8)	(32.9)
(1) Includes exchange differences. (2) Excludes net capital gains and provisions, mainly goodwill and DTA impairment.

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Income statement
è Results performance compared to the previous quarter
In the third quarter, there was no impact from the items recorded in the net capital gains and provisions, while the second quarter recorded EUR -12.660 million (mainly due to the aforementioned valuation adjustment of both the goodwill ascribed to various Group units and deferred tax assets of the Spanish consolidated fiscal group).
As a result, attributable profit to the parent in the third quarter of 2020 amounted to EUR 1,750 million compared to EUR -11,129 million in the second quarter including net capital gains and provisions, and EUR 1,531 excluding this impact. Regarding the latter, profit was 14% higher in the quarter (+18% excluding the FX effect, which had a negative impact of 4 percentage points and 3 percentage points in income and costs, respectively). By line:

•Total income surged 7%, underpinned by growth in net interest income (+4%) and net fee income (+9%). On the negative side, there were decreases in dividend income (seasonally higher in the second quarter) and lower gains on financial transactions after an exceptionally high second quarter from SCIB.
• Costs were up 3%, partly affected by the adjustment of collective labour agreements (Argentina, Brazil), technology expenses and greater amortisations.
• Loan-loss provisions fell by 14% due to the high level of provisions relating to the health crisis in the second quarter.

Net operating income
EUR million
constant euros

Underlying attributable profit to the parent*
EUR million
constant euros
(*) Excluding net capital gains and provisions.

14	January - September 2020

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Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Sep-20	Sep-19	Absolute	%	Dec-19
Cash, cash balances at central banks and other demand deposits	148,175	92,601	55,574	60.0	101,067
Financial assets held for trading	117,654	115,884	1,770	1.5	108,230
Debt securities	34,107	36,172	(2,065)	(5.7)	32,041
Equity instruments	7,235	10,559	(3,324)	(31.5)	12,437
Loans and advances to customers	247	480	(233)	(48.5)	355
Loans and advances to central banks and credit institutions	—	—	—	—	—
Derivatives	76,065	68,673	7,392	10.8	63,397
Financial assets designated at fair value through profit or loss	67,007	71,940	(4,933)	(6.9)	66,980
Loans and advances to customers	29,215	24,705	4,510	18.3	31,147
Loans and advances to central banks and credit institutions	30,850	39,037	(8,187)	(21.0)	28,122
Other (debt securities an equity instruments)	6,942	8,198	(1,256)	(15.3)	7,711
Financial assets at fair value through other comprehensive income	117,461	120,659	(3,198)	(2.7)	125,708
Debt securities	105,574	113,625	(8,051)	(7.1)	118,405
Equity instruments	3,075	2,695	380	14.1	2,863
Loans and advances to customers	8,812	4,298	4,514	105.0	4,440
Loans and advances to central banks and credit institutions	—	41	(41)	(100.0)	—
Financial assets measured at amortised cost	950,571	987,750	(37,179)	(3.8)	995,482
Debt securities	27,316	39,850	(12,534)	(31.5)	29,789
Loans and advances to customers	872,440	886,520	(14,080)	(1.6)	906,276
Loans and advances to central banks and credit institutions	50,815	61,380	(10,565)	(17.2)	59,417
Investments in subsidiaries, joint ventures and associates	7,679	8,346	(667)	(8.0)	8,772
Tangible assets	33,277	35,399	(2,122)	(6.0)	35,235
Intangible assets	15,698	27,383	(11,685)	(42.7)	27,687
Goodwill	12,359	24,109	(11,750)	(48.7)	24,246
Other intangible assets	3,339	3,274	65	2.0	3,441
Other assets	56,720	57,923	(1,203)	(2.1)	53,534
Total assets	1,514,242	1,517,885	(3,643)	(0.2)	1,522,695

Liabilities and shareholders' equity
Financial liabilities held for trading	88,128	85,797	2,331	2.7	77,139
Customer deposits	—	—	—	—	—
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	—	—	—	—	—
Derivatives	73,044	70,119	2,925	4.2	63,016
Other	15,084	15,678	(594)	(3.8)	14,123
Financial liabilities designated at fair value through profit or loss	59,459	68,263	(8,804)	(12.9)	60,995
Customer deposits	40,469	42,417	(1,948)	(4.6)	34,917
Debt securities issued	4,362	3,648	714	19.6	3,758
Deposits by central banks and credit institutions	14,628	22,073	(7,445)	(33.7)	22,194
Other	—	125	(125)	(100.0)	126
Financial liabilities measured at amortised cost	1,237,314	1,211,114	26,200	2.2	1,230,745
Customer deposits	802,430	771,868	30,562	4.0	789,448
Debt securities issued	240,195	254,638	(14,443)	(5.7)	258,219
Deposits by central banks and credit institutions	169,646	151,674	17,972	11.8	152,969
Other	25,043	32,934	(7,891)	(24.0)	30,109
Liabilities under insurance contracts	970	731	239	32.7	739
Provisions	10,118	14,364	(4,246)	(29.6)	13,987
Other liabilities	26,943	29,090	(2,147)	(7.4)	28,431
Total liabilities	1,422,932	1,409,359	13,573	1.0	1,412,036
Shareholders' equity	114,493	121,668	(7,175)	(5.9)	124,239
Capital stock	8,309	8,309	—	—	8,309
Reserves	116,894	111,289	5,605	5.0	111,077
Attributable profit to the Group	(9,048)	3,732	(12,780)	—	6,515
Less: dividends	(1,662)	(1,662)	—	—	(1,662)
Other comprehensive income	(32,747)	(23,721)	(9,026)	38.1	(24,168)
Minority interests	9,564	10,579	(1,015)	(9.6)	10,588
Total equity	91,310	108,526	(17,216)	(15.9)	110,659
Total liabilities and equity	1,514,242	1,517,885	(3,643)	(0.2)	1,522,695

January - September 2020	15

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Balance sheet
GRUPO SANTANDER BALANCE SHEET
•Strong negative exchange rate impact on a year-on-year basis (-6 pp in loans and -7 pp in customer funds).
•Excluding this impact, the following movements were recorded in the quarter:
–Gross loans and advances to customers excluding reverse repos fell 1% driven by the overall decrease in large corporates following the peak in activity at the beginning of the pandemic, the sale of Puerto Rico and a non-performing mortgage portfolio sale in Spain.
–Customer funds increased 1%, with 1% growth in deposits excluding repos and a 5% rise in mutual funds.
•Compared to September 2019:
–Gross loans and advances to customers excluding reverse repos rose 5% year-on-year in constant euros with the 10 core markets growing, particularly in the Americas.
–Customer funds (excluding repos) increased 8% in constant euros, driven by deposits excluding repos, which rose 9%. Growth in our 10 core markets.

è Loans and advances to customers
Gross loans and advances to customers stood at EUR 910,714 million in September 2020. The Group uses gross loans and advances to customers excluding reverse repos for the purpose of analysing traditional commercial banking loans.
•In the quarter, gross loans and advances to customers excluding reverse repos fell 2%. Without the exchange rate impact, they were 1% lower, mostly derived from the reduction of activity in corporates after the sharp increase recorded in the first weeks of the pandemic. This was primarily reflected in "Other Europe", where the majority of wholesale banking is included (-5%). Falls were also recorded in Spain (due to the sale of a non-performing mortgage portfolio) and the US (due to the sale of the retail and commercial bank in Puerto Rico, with an impact of EUR 2.2 billion).
On the other hand, the main increases were recorded in South America, Portugal, and, to a lesser extent, the UK, driven by new mortgage lending and SME and corporate loans boosted by state-guaranteed schemes.

Compared to September 2019, gross loans and advances to customers excluding reverse repos fell 1%. Excluding the exchange rate impact, 5% growth, with the following detail by region:
•In Europe, 3% growth with all markets increasing. Portugal rose 6%, notably SMEs and mortgages, the UK 4%, driven by strong residential mortgage activity and the government programmes for corporate customers. Spain grew 2% strongly backed by ICO programmes though negatively impacted by the aforementioned portfolio sale, SCF increased 2% with rises in the Nordics, Germany and France, which absorbed the falls in Spain. Poland was up 1% and "Other Europe" increased 11%.
•In North America, the US grew 6% driven by auto loans, corporates and SCIB, and Mexico 7% due to corporates and SCIB, leading to a 6% increase in the region.
•Growth in South America was 17%, with Argentina growing 32% driven by SMEs and cards, Brazil +20% with positive performance in all segments and Chile +10% driven by corporates and large corporates. Uruguay rose 15%.
Gross loans and advances to customers excluding reverse repos maintained a balanced structure: individuals (44%), consumer credit (17%), SMEs and corporates (26%) and SCIB (13%).

Gross loans and advances to customers (excl. reverse repos)	Gross loans and advances to customers (excl. reverse repos)
EUR billion	% operating areas. September 2020

900
919
909
909
890
-1% *
Sep-20 / Sep-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20

Brazil: 7%
Chile: 4%
Argentina: 1%
Other South Am.: 1%
Mexico: 3%
US: 11%
Other Europe: 5%
Poland: 3%
Portugal: 4%
UK: 27%
SCF: 11%
Spain: 23%

(*) In constant EUR: +5%

16	January - September 2020

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Balance sheet
è Customer funds
Customer deposits amounted to EUR 842,899 million. The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds.
•In the third quarter, customer funds had no material change. Excluding exchange rate impacts, growth was 1%:
–By product: customer deposits excluding repos rose 1% (demand deposits: +1%, time deposits: -2%) whilst mutual funds increased 5%.
–By market: 10% growth in Argentina, 5% in Brazil and 1%-2% growth across all European markets. In remaining countries, Mexico fell 1%, Chile decreased 3% and the US dropped 4% due to the sale of Puerto Rico (c.EUR 3.5 billion). By region, increases in South America (+3%) and Europe(+1%) while North America was down 3% in the quarter.
•Compared to September 2019, customer funds remained stable. Excluding the exchange rate impact, increases of 8%, as follows:
–By product, deposits excluding repos rose 9%. Demand deposits (+12%) increased in the ten core markets and time deposits fell 1% as the strong decrease in all European countries (except the UK) was partially offset by the growth recorded in the Americas except Chile. Mutual funds rose only 1%, heavily conditioned by market volatility in the first quarter of 2020 and part of the second quarter.
–By market, customer funds rose in all of them. Growth in all countries in the Americas with growth rates over 10% (the US: +17%; Mexico: +13%; Brazil: +20%; Chile: +11%; Argentina: +74% y Uruguay: +28%). In Europe, growth ranged between 1% in Spain and 10% in Poland.
With this performance, the weight of demand deposits as a percentage of total customer funds rose 5 pp in the last 12 months to 65%, which resulted in a better cost of deposits.

In addition to capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In the first nine months of 2020, the Group issued:
•Medium- and long-term covered bonds placed in the market of EUR 6,481 million and senior debt amounting to EUR 9,099 million.
•There were EUR 12,693 million of securitisations placed in the market and maturities were extended by EUR 1 billion.
•Issuances to meet the TLAC (Total Loss-Absorbing Capacity) requirement amounting to EUR 11,724 million, in order to strengthen the Group’s situation (senior non-preferred: EUR 9,875 million, preferred: EUR 1,500 million, subordinated debt: EUR 349 million), including a EUR 1 billion senior non-preferred green bond issuance.
•Maturities of medium- and long-term debt of EUR 24,493 million.
The net loan-to-deposit ratio was 108% (112% in September 2019). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 117%, underscoring the comfortable funding structure.
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
In 2020, the three main rating agencies reviewed their ratings and outlook for Spain's sovereign debt, the banking system and Banco Santander S.A.'s debt, (for the latter, S&P will review its rating in the fourth quarter). For Banco Santander S.A., Fitch confirmed its ratings (long-term senior non-preferred debt at A- and short-term at F2), while Moody's maintained its ratings at A2 for long term debt and P-1 for short-term. Fitch and S&P changed the outlook from stable to negative due to the economic consequences that the COVID-19 crisis could have on the ratings in the long term. Moody's, on the other hand, maintained its ratings.

Customer funds	Customer funds
EUR billion	% operating areas. September 2020

953
966
923
958
957
177
180
148
152
155
777
785
775
806
802
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
+0%*
-12%
+3%
Total
Mutual funds
Deposits excl. repos
Sep-20 / Sep-19

Brazil: 10%
Chile: 4%
Argentina: 1%
Other South Am.: 1%
SGP: 1%
Mexico: 4%
US: 8%
Other Europe: 3%
Poland: 4%
Portugal: 4%
UK: 23%
SCF: 4%
Spain: 33%

(*) In constant EUR: +8%

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Solvency ratios
SOLVENCY RATIOS
•The CET1 ratio reached the top end of our target range at 11.98%, after increasing 14 bps in the quarter.
•This ratio was obtained after the 19 bps accrual (6 bps in the second quarter and 13 bps in the third quarter) for a payment to shareholders of EUR 0.10 per share1 to be made in 2021.
•Tangible equity per share stood at EUR 3.98, in line with June, impacted by the depreciation of some currencies.
•The fully-loaded leverage ratio was 5.2%.

At the end of the quarter, the total phased-in capital ratio stood at 15.61% and the CET1 ratio (phased-in and fully loaded) at 11.98%, after increasing 14 bps in the quarter. We have a strong capital base, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (13.02% for the total capital ratio and 8.86% for the CET1 ratio). This results in a CET1 management buffer of 312 bps, compared to the pre-COVID-19 buffer of 189 bps.
In the quarter, we continued to generate capital organically, increasing 40 bps due to underlying profit and management of risk weighted assets. Additionally, -13 bps for the accrual for a payment to shareholders of EUR 0.10 per share1, to be made in 2021.
These, together with the positive impacts from corporate transactions (mainly related to the share buyback in SC USA and the sale of the bank in Puerto Rico) led to a total increase of 37 bps.
On the other hand, there were several negative impacts recorded in the quarter, of which -15 bps correspond to models in the UK and Spain, and -8 bps to markets and exchange rates.
Had the IFRS 9 transitional arrangement not been applied, the total impact on the CET1 would have been -41 bps.

Eligible capital. September 2020*			Fully-loaded capital ratio*
EUR million			%
	Phased-in	Fully-loaded
CET1	66,528	66,528
Basic capital	75,641	75,268
Eligible capital	86,628	86,547
Risk-weighted assets	555,122	555,122

CET1 capital ratio	11.98	11.98
T1 capital ratio	13.63	13.56
Total capital ratio	15.61	15.59

CET1 evolution*
%

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Risk management
RISK MANAGEMENT
•Santander’s Risk management in the third quarter remained focused on protecting all our stakeholders in the current COVID-19 pandemic environment. The Group continued to support and monitor its customers’ performance and payment capacity as well as ensuring that business continuity plans remain effective so that we keep serving our clients under the highest quality standards.
•The NPL ratio decreased to 3.15% (-11 bps in the quarter) at the end of September, mainly due to an NPL portfolio sale in Spain. Cost of credit remained at 1.27% while the NPL coverage rate increased to 76%, a 4 pp increase compared to the previous quarter, driven by the aforementioned reduction of non-performing loans.
•Our market risk exposure maintained its low profile, with stable VaR levels despite the persisting uncertainty stemming from COVID-19.
•The operational risk profile remained stable, with a similar distribution of losses by category as in the previous quarter, despite the exceptional circumstances. In addition to reinforcing existing controls, new operating guidelines have been launched.

▶ COVID-19 risk management
Santander’s priority continues to be the protection of our employees, customers and shareholders’ health as well as to continue helping to mitigate the economic and financial impact of the health crisis.
In this regard, we are still focused on the identification of vulnerable customers, groups and sectors; close monitoring of their needs; scenario analysis exercises to assess potential impacts; our risk control framework appropriateness under the current ever-evolving environment; and reinforcement of collections & recoveries capabilities in all our geographies.
As mentioned in the previous quarter, the constant interaction and coordination among our local units and the Group has enabled us to share best practices and adapt strategies to each local market, which is a key advantage when addressing the current health crisis across all our geographies.
The additional governance activated, including the Special Situation Committees, remains critical to monitor and address the current situation and its possible effects.
Continuous monitoring of key indicators is regularly updated and reported to the board and senior management, in order to facilitate the decision-making process.
Regarding Santander’s support measures by quarter-end, the Group had provided support to over 6 million customers across our markets:
•By providing liquidity and credit facilities for individuals and businesses through government programmes, which amounted to EUR 34 billion (EUR 9 billion more than the previous quarter), 4% of the loan portfolio.

•As of September, the Group had granted EUR 114 billion in moratoria measures. Circa 60% of this amount are residential mortgages, mainly in the UK, where the portfolio has a low average LTV (<50%). Consumer moratoria are mostly auto loans (63%, EUR 13 billion). The pace of origination of new moratoria slowed down during the quarter.
•A 66% of the total moratoria (EUR 75 billion) have already expired, with only 2% in stage 3.
•The outstanding moratoria totalled EUR 39 billion, of which 62% are residential mortgages, mainly in Europe, and 8% are consumer loans. In SMEs and corporates, moratorias are complemented with liquidity facilities under government guarantees.
•We continuously monitor the evolution of the credit quality of our portfolios. Observed evolution of expired moratoria and the monitoring of the credit quality of our portfolios is driving us to improve our year-end cost of credit estimations to around 130 bps, improving from the previous forecast of 140-150 bps.

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Risk management
▶ Credit risk management
The Group’s NPL ratio in September decreased by 11 bps in the quarter to 3.15% (-32 bps year-on-year), mainly due to sales of non-performing loans in Spain, together with COVID-19 public and private customer support programmes helping to contain potential credit quality deterioration.
Regarding credit risk performance, non-performing loans amounted to EUR 30,894 million in September, a 5% decrease compared to the previous quarter, in constant euros.
Loan-loss provisions in the third quarter amounted to EUR 2,535 million, 22% higher YoY in constant euros (-14% vs previous quarter). Year-to-date provisions amounted to EUR 9,562 million at the end of September 2020, with an increase of 58% year-on-year in constant euros, mainly explained by:
•Additional provisions reflecting the IFRS 9 forward- looking view, based on a long-term approach, taken into account by regulators and supervisors, towards potential macroeconomic scenarios in the COVID-19 context.
•Collective and individual assessment to reflect expected credit losses for assets where credit risk is deemed to have increased. In particular, the Group is continuously monitoring the sectors that have been most affected by the financial impacts of the pandemic, including those related to leisure and tourism, the automotive industry and the oil & gas sector.
As in all sectors, the Group has a well-diversified portfolio in terms of footprint, which is a mitigating factor even under these circumstances, with the pandemic and its consequences evolving at different paces in the different geographical areas. In addition, governments and central banks have extended specific support measures to companies in these sectors in the most affected countries.
•Year-to-date loan growth stimulated by economic support programmes.
Consequently the Group's cost of credit increased to 1.27% if we consider provisions over the last 12 months (1.33% considering annualised year-to-date provisions, 13 bps lower than in June).
Total loan-loss reserves in the third quarter stood at EUR 23,465 million, with a non-performing loan coverage ratio of 76% due to the previously mentioned reduction in non-performing loans.
It should also be taken into consideration that a significant part of our portfolios in Spain and the UK have real estate collateral, which requires lower coverage levels.

Credit risk
EUR million
	Sep-20	Sep-19	Chg (%)	Dec-19
Non-performing loans	30,894	34,326	(10.0)	33,799
NPL ratio (%)	3.15	3.47		3.32
Loan-loss allowances	23,465	23,112	1.5	22,965
For impaired assets	13,386	14,473	(7.5)	14,093
For other assets	10,079	8,639	16.7	8,872
Coverage ratio (%)	76	67		68
Cost of credit (%)	1.27	1.00		1.00

NPL and coverage ratios. Total Group
%

Key metrics geographic performance. September 2020
%		Change (bps)
	NPL ratio	QoQ	YoY	Coverage ratio
EUROPE	3.13	(11)	(34)	55.8
Spain	5.98	(57)	(125)	46.0
SCF	2.50	(2)	25	108.2
United Kingdom	1.30	22	22	44.5
Portugal	4.25	(18)	(65)	64.3
Poland	4.58	1	23	70.8
NORTH AMERICA	1.96	23	(25)	201.6
USA	1.85	36	(33)	228.8
Mexico	2.33	(17)	3	132.6
SOUTH AMERICA	4.40	(34)	(41)	97.2
Brazil	4.64	(43)	(69)	114.9
Chile	4.76	(23)	28	59.7
Argentina	2.88	(27)	(76)	186.3
GROUP	3.15	(11)	(32)	76.0

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Risk management

Net loan-loss provisions. Geographic distribution
EUR million	Q1'20	Q2'20	Q3'20	9M'20
EUROPE	1,335	877	956	3,168
Spain	628	313	449	1,390
Santander Consumer Finance	317	184	211	712
United Kingdom	191	239	189	619
Portugal	80	24	47	152
Poland	95	89	65	249
Other	23	29	(5)	46
NORTH AMERICA	1,246	1,123	775	3,144
USA	972	832	572	2,376
Mexico	273	291	203	767
SOUTH AMERICA	1,325	1,110	787	3,221
Brazil	1,066	843	569	2,478
Chile	163	183	154	500
Argentina	75	57	46	178
Other	20	26	18	65
SANTANDER GLOBAL PLATFORM	0	1	1	2
CORPORATE CENTRE	3	8	16	27
GROUP	3,909	3,118	2,535	9,562

Non-performing loans by quarter
EUR million
	Q1'19	Q2'19	Q3'19	Q4'19	Q1'20	Q2'20	Q3'20
Balance at beginning of period	35,692	35,590	34,421	34,326	33,799	32,743	32,782
Net additions	2,147	2,511	3,190	2,696	2,543	2,805	1,595
Increase in scope of consolidation	—	—	—	—	—	—	(44)
Exchange rate differences and other	479	(162)	(110)	(51)	(964)	(353)	(1,673)
Write-offs	(2,728)	(3,518)	(3,175)	(3,172)	(2,635)	(2,413)	(1,766)
Balance at period-end	35,590	34,421	34,326	33,799	32,743	32,782	30,894

For the purposes of the classification of exposures in the IFRS 9 defined stages, it should be noted that the Group continues to take into account the indications provided by the European Banking Authority (EBA) as regards to the classification of exposures subject to moratoria. Accordingly, these moratoria are not considered to be automatic indicators for identifying these contractual modifications as forbearance measures, nor for classifying them as stage 2.
However, this does not exempt the rigorous application of IFRS 9 in the monitoring of our customers credit quality and, using individual or collective assessment techniques, the timely detection of significant increases in credit risk in certain transactions or groups of transactions. As such, the increase observed since the first quarter of the year in stage 2 assets amounts to around EUR 7.0 billion, mostly driven by the macroeconomic deterioration caused by the pandemic.
A decrease was observed in the quarter due to the impact of exchange rates and the reduction in loan balances mentioned in other sections of this report.

Stage coverage
EUR billion
	Exposure[1]			Coverage
	Sep-20	Jun-20	Mar-20	Sep-20	Jun-20	Mar-20
Stage 1	862	878	891	0.6%	0.6%	0.6%
Stage 2	60	61	53	8.8%	7.7%	8.2%
Stage 3	31	33	33	43.3%	41.1%	40.8%
(1) Exposure subject to impairment. Additionally, in September 2020 there are EUR 29 billion in loans and advances to customers not subject to impairment were recorded at mark to market with changes through P&L (EUR 35 billion in June 2020 and EUR 31 in March 2020).
Stage 1: financial instruments for which no significant increase in credit risk is identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialised, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

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Risk management

▶ Market risk
The global corporate banking trading activity risk is mainly interest rate driven and is focused on servicing our customers' needs and measured in daily VaR terms at 99%.
In the third quarter, VaR fluctuated around an average value of EUR 10.2 million, very stable, maintaining the trend of the previous quarter despite the remaining uncertainty due to the evolution of COVID-19 health crisis, closing Q3’20 at EUR 10.4 million.
These figures remain low compared to the size of the Group’s balance sheet and activity.
It should be also mentioned that there are other positions classified for accounting purposes as trading (total VaR of EUR 10.6 million at the end of September 2020).

Trading portfolios*. VaR performance
EUR million
(*) Corporate & Investment Banking performance in financial markets.

Trading portfolios (1). VaR by geographic region
EUR million
	2020		2019
Third quarter	Average	Latest	Average

Total	10.2	10.4	12.9
Europe	9.0	8.9	6.0
North America	6.9	7.4	3.7
South America	4.8	2.6	10.2
(1) Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolios (1). VaR by market factor
EUR million
Third quarter 2020	Min.	Avg.	Max.	Last
VaR total	8.3	10.2	13.7	10.4
Diversification effect	(6.8)	(12.1)	(14.8)	(13.3)
Interest rate VaR	6.3	7.8	9.9	8.1
Equity VaR	2.7	3.5	4.8	4.2
FX VaR	4.0	5.3	6.4	5.9
Credit spreads VaR	4.5	5.7	7.3	5.5
Commodities VaR	0.0	0.0	0.2	0.0
(1) Activity performance in Corporate & Investment Banking markets.

NOTE: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

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Risk management
▶ Structural and liquidity risk
•With regards to structural exchange rate risk, Santander’s CET1 ratio coverage remained around 100% in order to protect it from foreign currency movements.
•In structural interest rate risk, despite support from central banks and governments continued in the quarter, market volatility persisted mainly due to the evolution of the current health crisis, although with a low impact.
•In liquidity risk during the third quarter, the Group maintained a comfortable position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

▶ Operational risk
•Overall, operational risk profile continued to be stable, as the Group’s local units have fully implemented the new operating guidelines where this was required. However, we continue closely monitoring the potential COVID-19 impact on our risk profile and the existing control environment.
•The following aspects were considered a management focus during the third quarter:
–IT performance and support, in order to continue ensuring availability and adequate performance of our services, especially in online banking and call centres.
–Transaction processing related to the volume of new loans and multiple changes in existing portfolios derived from government aid programmes and internal policies.
–Third party risk exposure, as critical providers are being closely watched with focus on business continuity capabilities and service level agreements compliance.
–Fraud and cyber risk threats across the industry, and reinforcement of the bank control environment (i.e. patching, browsing control, data protection controls, etc.), as well as heightening monitoring as a preventive measure.
–People risk, following the return to offices and / or work from home situation. Measures have been implemented throughout the Group to ensure a suitable and safe work environment for all employees.
•In terms of the third quarter performance, levels of losses in relative terms by Basel categories were lower than the third quarter of 2019, and are similar to the previous quarter. There have been no major events related to the pandemic.

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General background
GENERAL BACKGROUND
Global activity recorded steady gains in the third quarter after the acute stress in the first half of the year. However, the resurgence of the pandemic affected mobility and confidence, so that the bounceback lost momentum. Some economies were more affected than others. Monetary, fiscal and financial policies can be expected to remain unchanged in the coming quarters, although it might be readjusted to boost the sectors with the greatest potential. Risks are tilted towards lower growth because of uncertainty about the intensity of the second outbreak, the development of vaccines and medical treatments, the US elections and the possibility that an agreement will not be reached between the UK and the European Union for their post-Brexit relationship.

Country	GDP Change[1]	Economic performance
Eurozone	-14.8%	Economic activity plummeted in Q2'20 as a consequence of lockdowns, although it started to recover in May. Since August, a divergence emerged between the manufacturing sector, which started to recover, and the service sector, which lagged due to the rise in COVID-19 cases. Inflation was negative (-0.3% in September) partly due to VAT cuts and partly to weakness in demand.
Spain	-21.5%	Spain is one of the worst affected countries by the pandemic in Europe. The reactivation that had been taking place since May was hampered by the new wave of infections. The unemployment rate rose to 15.3% in Q2'20, although it only partially reflects the deterioration of the economy (masked by the atypical decline in the working population caused by the confinement). Inflation fell to -0.4% year-on-year in September.
United Kingdom	-21.5%	Q2'20 GDP recorded the deepest fall since records began. Despite signs of a recovery taking hold following the relaxation of lockdown measures, the threat of a second COVID-19 wave could hamper recovery. Lower inflation (0.5% in September) reflected the subsidies aimed at reactivating consumption and the low demand for some goods. The unemployment rate (4.5% in August) continued to be contained by employment protection schemes. The official interest rate was 0.1%.
Portugal	-16.3%	The collapse of the Q2'20 GDP was followed by a moderate recovery. The unemployment rate (5.6%) did not yet reflect the loss of activity while inflation (-0.1% in September) showed the sluggishness of consumption. The government's support plans, as in the rest of Europe, counteract the positive performance of fiscal consolidation and placed the deficit at -4.8% of GDP in August, compared to +0.3% a year ago.
Poland	-8.4%	The economy in Q2'20 entered into recession and although the economic upturn in Q3'20 was very intense, the latest indicators point to a loss of steam. The unemployment rate rose to 6.1% in September, although employment is evolving positively. Inflation remained under pressure (3.2% in September) and the official interest rate stood at 0.1%.
United States	-9.0%	The rebound started in May and employment recovered half of the jobs lost. The unemployment rate fell to 7.9% and inflation rose to 1.4% in September. The Fed unveiled its new strategic and communication framework, which suggest that interest rates will remain near zero for a prolonged period of time (0-0.25%).
Mexico	-18.7%	After the strong contraction between March and May, activity began to recover in June-July due to the reopening of essential activities, although confidence remained at low levels. The central bank continued to cut rates (4.25% vs. 5% in Q2'20) and extended the maturity of measures to support markets and credit.
Brazil	-12.4%	Economic growth fell a total of 14.7% between March-April, one of the most moderate in the region, and started to recover in May, thanks to the relaxation of confinement measures, the reopening of activities and the high fiscal and monetary stimuli. Low inflation (3.1% in September vs 4% target) and an expansive monetary policy (with the official rate at 2% vs. 2.25% in Q2'20 and 4.50% at the end of 2019).
Chile	-14.1%	The long duration of the lockdown and the cessation of activities explains the late and modest recovery, with a 5.4% increase in GDP in June-August after the 16.2% drop in March-May. Inflation rebounded (3.1% in September) but underlying inflation remained low (2.2%), and the central bank maintained interest rates at 0.5% and the measures to support liquidity and credit.
Argentina	-19.1%	Argentina successfully restructured its foreign debt (99% acceptance), extending maturities and lowering the interest burden. The economy has showed signs of gradual improvement since May, after the sharp decline in March-April and inflation has rebounded to 2.5% monthly average in Q3'20 (1.8% in Q2'20).
(1) Year-on-year change Q2'20

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DESCRIPTION OF SEGMENTS
The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
The Group has aligned the information in this chapter in a manner consistent with the underlying information used internally for management reporting purposes and with that presented in the Group’s other public documents.
The Group's executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect the organisational and management structures. The Group's executive committee reviews the internal reporting based on these segments in order to assess performance and allocate resources.
The segments are differentiated by the geographic area in which profits are earned and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units. The information relates to both the accounting data of the units integrated in each segment and that provided by management information systems. In all cases, the same general principles as those used in the Group are applied.
The businesses included in each of the business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
In 2020, the Group maintains the general criteria applied in 2019, as well as the business segments with the following exceptions, which only affect the secondary segments:

1. Following the creation of the reporting segment Santander Global Platform in 2019, which comprises our global digital services under a single unit, and its incorporation in both primary and secondary segments, in 2020 for better monitoring of its evolution and contribution to the Group's results, at the secondary segment level in addition to the results generated by the platforms, 50% of the results generated by countries in products linked to these platforms are considered. These results were previously included in Retail Banking.
2. Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
These changes in the secondary segments have no impact on the primary segments and do not affect the Group’s figures.
To allow better comparability of the secondary segments, 2019 data has been provided on a new basis.
After these changes, the operating business areas are structured in two levels:
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: which comprises all the business activities carried out in the region. Detailed financial information is provided on Spain, Portugal, Poland, Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith) and the UK.
North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, the specialised unit Banco Santander International and the New York branch. The sale of Banco Santander Puerto Rico was completed in September 2020, which was previously included in the US.
South America: includes all the financial activities carried out by the Group through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Santander Global Platform: which comprises our global digital services under a single unit, includes Global Payments Services (Global Trade Services, Global Merchant Services, Superdigital, Pago FX), our fully digital bank Openbank and Open Digital Services, and Digital Assets (Centres of Digital Expertise, InnoVentures and Digital Assets).

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Secondary segments
At this secondary level, the Group is structured into Retail Banking, Santander Corporate & Investment Banking, Wealth Management & Insurance and Santander Global Platform.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking, asset management, private banking and insurance, which are managed by Wealth Management & Insurance and 50% of the countries’ results generated by digital services, which are included in Santander Global Platform. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.
Santander Corporate & Investment Banking (SCIB): this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).
Santander Global Platform: which comprises our global digital services under a single unit (breakdown in the primary segment definition), as well as 50% of the results generated by these services in the commercial network.
In addition to these operating units, which report by geographic area and businesses, the Group continues to maintain the area of Corporate Centre, that includes the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

As described on the previous page, the results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we provide and discuss the year-on-year changes to our results excluding such impact.
On the other hand, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

26	January - September 2020

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

January-September 2020
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	10,336	3,575	14,706	6,927	3,208	2,022
Spain	2,890	1,740	5,150	2,417	696	497
Santander Consumer Finance	2,871	551	3,462	1,995	1,337	761
United Kingdom	2,745	407	3,193	1,178	444	318
Portugal	592	285	979	538	350	243
Poland	794	332	1,136	661	303	142
Other	444	260	785	138	77	61
NORTH AMERICA	6,415	1,267	8,319	4,882	1,664	1,061
US	4,297	682	5,559	3,252	820	470
Mexico	2,118	584	2,760	1,629	844	591
SOUTH AMERICA	8,157	2,688	11,331	7,333	3,847	2,119
Brazil	5,840	2,148	8,322	5,677	2,973	1,545
Chile	1,293	240	1,669	988	500	269
Argentina	721	202	902	411	185	161
Other	304	99	438	257	189	144
SANTANDER GLOBAL PLATFORM	97	55	137	(125)	(135)	(89)
CORPORATE CENTRE	(1,029)	(26)	(889)	(1,137)	(1,567)	(1,455)
TOTAL GROUP	23,975	7,559	33,605	17,879	7,016	3,658

Secondary segments
RETAIL BANKING	22,173	5,189	28,056	15,388	5,368	2,938
CORPORATE & INVESTMENT BANKING	2,172	1,172	4,123	2,584	2,230	1,493
WEALTH MANAGEMENT & INSURANCE	340	888	1,566	888	858	622
SANTANDER GLOBAL PLATFORM	318	335	748	157	127	61
CORPORATE CENTRE	(1,029)	(26)	(889)	(1,137)	(1,567)	(1,455)
TOTAL GROUP	23,975	7,559	33,605	17,879	7,016	3,658

Underlying attributable profit geographic distribution*	Underlying attributable profit 9M'20. Core markets
January - September 2020	EUR million. % change YoY in constant euros

(*) As a % of operating areas. Excluding Corporate Centre and Santander Global Platform.

January - September 2020	27

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

January-September 2019
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	10,671	3,941	15,709	7,398	5,498	3,640
Spain	2,985	1,861	5,695	2,652	1,617	1,185
Santander Consumer Finance	2,888	627	3,525	1,986	1,711	995
United Kingdom	2,827	640	3,508	1,384	1,110	828
Portugal	643	292	1,043	576	557	385
Poland	863	349	1,258	734	476	245
Other	465	171	680	67	28	2
NORTH AMERICA	6,661	1,349	8,655	5,002	2,222	1,278
US	4,320	716	5,711	3,283	1,158	619
Mexico	2,341	633	2,944	1,718	1,064	659
SOUTH AMERICA	9,960	3,559	13,711	8,817	5,543	2,977
Brazil	7,539	2,825	10,386	7,022	4,301	2,249
Chile	1,402	302	1,901	1,117	855	473
Argentina	690	328	957	404	174	97
Other	329	104	466	273	214	158
SANTANDER GLOBAL PLATFORM	69	4	63	(105)	(107)	(77)
CORPORATE CENTRE	(919)	(35)	(1,236)	(1,519)	(1,733)	(1,637)
TOTAL GROUP	26,442	8,818	36,902	19,593	11,423	6,180

Secondary segments
RETAIL BANKING	24,633	6,420	31,889	17,790	9,964	5,722
CORPORATE & INVESTMENT BANKING	2,012	1,147	3,801	2,128	2,042	1,303
WEALTH MANAGEMENT & INSURANCE	424	869	1,637	926	920	672
SANTANDER GLOBAL PLATFORM	292	417	811	268	231	121
CORPORATE CENTRE	(919)	(35)	(1,236)	(1,519)	(1,733)	(1,637)
TOTAL GROUP	26,442	8,818	36,902	19,593	11,423	6,180

28	January - September 2020

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Primary segments

EUROPE

Highlights (changes in constant euros)
•In a changing environment, impacted not only by the health crisis but also by the profound transformation that the sector is experiencing, we are making progress in our strategy of greater collaboration within the Group, with the creation of One Europe, which will allow us to accelerate business transformation in Europe.
•Loans grew 3%, mainly in SMEs and large corporates, which offset the falls in new lending in the consumer and individual segments, which, however, are recovering from the lows in April.
•Strong profit growth in the quarter (+50% compared to the second quarter) driven by higher customer revenue and improved efficiency.
•Underlying attributable profit decreased year-on-year mainly due to higher provisions. Overall cost improvement across markets.

EUR 2,022 Mn
Underlying attributable profit
Strategy
With One Europe we want to create a better and different bank where customers and our people feel a deep connection with Santander while delivering sustainable value for shareholders. In order to do this we want to:
•Grow our business by better serving our customers, focusing on capital efficient opportunities including SCIB and WM&I, simplifying our mass market value proposal and improving customer experience and leveraging our global and regional scale.
•Redefine how we interact with our customers, accelerating our digital agenda, automating and digitalising our processes and, at the same time, maintaining the personal relationships through our teams, progressing in our omnichannel strategy.
•Create a common operating model in Europe, serving the business with common technology platforms, leveraging shared services and the benefits of having one aligned team across Europe.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased by 3%, with broad-based growth in all countries. Of note was the UK (mortgages), Spain (ICO guaranteed loans) and SCF (organic growth and new businesses). Positive performance in SCIB (mainly in Other Europe, but in the other countries as well).
Customer deposits (excluding repos) increased 5% year-on-year with rises in all markets. Mutual funds improved slightly in the year, but rose 5% in the quarter driven by the overall positive performance of the Wealth Management & Insurance business.
Results
Underlying attributable profit rose 50% quarter-on-quarter predominantly driven by the sharp growth of total income (+13%) in all revenue lines: net interest income rose 6% (mainly in Spain and the UK), net fee income surged 6% and higher gains on financial transactions and other operating income (the latter affected by the recording in the second quarter of the contribution to the SRF).
Operating expenses remained broadly stable and loan-loss provisions increased 9% compared to the second quarter, albeit with significant improvements in some countries such as the UK and Poland.
In the first nine months of 2020, underlying attributable profit was 44% less than the previous year at EUR 2,022 million, due to the decline in total income (dampened by the health crisis and the low interest rate environment) and higher provisions, partly mitigated by lower costs, stemming from the optimisation processes carried out in previous years and the efficiencies generated since the pandemic started.

Customers
September 2020. Thousands
Loyal customers		Digital customers

	9,928		14,941
36%	/active customers	+9%	YoY

Activity
September 2020. EUR billion and % change in constant euros

	-1%		+1%
	QoQ		QoQ

648		682
	+3%		+4%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	5,155	+13%	14,706	-6%
Expenses	-2,542	+1%	-7,779	-6%
Net operating income	2,613	+27%	6,927	-6%
LLPs	-956	+9%	-3,168	+138%
PBT	1,461	+44%	3,208	-41%
Underlying attrib. profit	947	+50%	2,022	-44%
Detailed financial information on page 59

January - September 2020	29

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Primary segments

SPAIN

Highlights

•In a period that continued to be impacted by the health crisis, we continued to be a part of the solution to the recovery of economic activity, through numerous initiatives to support families, self-employed workers and businesses. We remained leaders in channelling ICO funding, with a 27.5% market share.
•We progressed further in our transformation process, optimising costs and strengthening our digital capabilities. Our new app was redesigned to fit individual needs, improving customer experience.
•Underlying attributable profit was EUR 497 million, 58% lower than 2019, predominantly affected by higher provisions, which were partly offset by lower costs. In the quarter, profit was 53% higher benefiting from the rebound of net interest income and net fee income.

EUR 497 Mn
Underlying attributable profit
Commercial activity
•Since the state of alarm was declared, we have granted EUR 71.7 billion to self-employed workers and corporates, of which more than EUR 27.6 billion was ICO-guaranteed loans and EUR 21.2 billion in commercial paper, mitigating the reduction in transactional related products and management of working capital.
•We granted more than 180,000 payment holidays, both legal and sector, including mortgages, consumer and credit card loans.
•In the third quarter, focus shifted toward reactivating activity, with growth (vs Q3'19) in new residential mortgage lending (+3%), protection insurance (double-digit growth in health, home and burial insurances) and car renting (+51%), offsetting the fall in consumer loans (-44%). In addition, transactional products increased (+3% in card turnover and +1% in POS).
•Our strategic agreement with Correos will enable us to enhance our distribution model (more than 4,600 offices) and improve our financial services in the rural areas of Spain.
•In SCIB, fee income increased 1% year-on-year in the current environment, leading the main league tables.
Business performance
In the quarter, loans dropped due to the sale of a non-performing mortgage portfolio for EUR 1.5 billion, but rose EUR 7.7 billion since January 2020 (+2% year-on-year) strongly driven by self-employed, SMEs and corporates. Mortgage completions and consumer lending remained below 2019 levels, in line with the economic slowdown recorded in the country.
Customer funds (excluding repos) were 1% higher driven by demand deposits (+6% year-on-year). In the quarter, mutual funds grew 4%, favoured by markets and net positive inflows in recent months.
Results
Underlying attributable profit in the first nine months of the year amounted to EUR 497 million, 58% lower year-on-year.
•Total income fell 10%, impacted by net interest income (negative interest rates, smaller ALCO portfolio and lower stock in wholesale banking), lower fee income from reduced transaction volumes and market performance, and reduced income from real estate stakes.
•Costs fell at double-digit rates (-10% year-on-year) as a result of the optimisation processes carried out.
•Higher loan-loss provisions derived from the COVID-19 crisis. Despite the economic recession, the NPL ratio improved 125 bps year-on-year, mainly due to the high level of corporate loans granted and the aforementioned non-performing portfolio sale.
Compared to the second quarter of 2020, profit increased strongly (+53%) driven by NII and net fee income recovery and favoured by the contribution to the SRF recorded in the second quarter.

Customers
September 2020. Thousands
Loyal customers		Digital customers

	2,585		5,125
33%	/active customers	+10%	YoY

Activity
September 2020. EUR billion and % change

+2%
	-2%		QoQ
QoQ
199		317
	+2%		+1%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	1,800	+15%	5,150	-10%
Expenses	-893	-0.4%	-2,734	-10%
Net operating income	907	+36%	2,417	-9%
LLPs	-449	+44%	-1,390	+104%
PBT	346	+46%	696	-57%
Underlying attrib. profit	246	+53%	497	-58%
Detailed financial information on page 60

30	January - September 2020

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Primary segments

SANTANDER CONSUMER FINANCE

Highlights (changes in constant euros)

•During the quarter, SCF continued to manage the COVID-19 impact. Our priorities are still to protect employees’ health, ensure business continuity and service and to support customers and business partners (car manufacturers, dealers and retailers).
•As a result of the health crisis, in the first nine months 2020 new business fell 13% year-on-year. However, most markets are showing strong signs of recovery in recent months from the lows seen in April (compared to the previous quarter, new business grew 37%). As such, new business in the third quarter was just 4% below the same quarter in 2019.
•Underlying attributable profit in the first nine months fell 22%, greatly affected by increased provisions, as net operating income increased 2% year-on-year driven by a strong start to the year and lower costs, which offset lower volumes. Compared to the previous quarter, underlying profit improved 10%.

EUR 761 Mn
Underlying attributable profit
Commercial activity
We continue to focus on remaining the leader in auto finance and increasing consumer finance by boosting digital channels, which is the strategy behind our acquisition of 50% of Sixt Leasing and the joint consumer finance operation launched with Telecom Italia Mobile.
Business performance
Most of SCF’s markets have been significantly affected by the isolation measures related to COVID-19. New lending fell 13% year-on-year, significantly better than European new car sales (-29% as of September). The largest falls were in Southern Europe (c.-29%), which was most affected by isolation measures, whereas Northern European markets were stronger (-6%).
Since reaching its minimum in April (c. 50% of normal levels), new business recovered pre-crisis levels in the third quarter. The stock of credit increased 2% year-on-year and customer deposits excluding repos increased 4%.
On the other hand, in order to compensate lost revenue, several measures are being carried out to reduce risk while supporting customers, such as the strong reductions in operating expenses and income initiatives in pricing, cost of funding and insurance sales.
Results
Underlying attributable profit of EUR 761 million in the first nine months of 2020, 22% lower in constant euros than in the same period of 2019:
•Net interest income increased 1% driven by higher volumes and revenue actions partially offset by the European Court of Justice ruling regarding early repayment of loans and interest rate limitations, especially in Poland. Net fee income continued to decrease due to lower new business.
•Costs decreased 3% mainly due to COVID-19 mitigation actions and continued efficiency projects in several units.
•As a result, efficiency improved by 131 bps and net operating income was 2% above last year.
•LLPs rose significantly driven by COVID-related provisions, portfolio sales and other positive one-offs in 2019. As a result, the cost of credit stood at 0.84% and the NPL ratio at 2.50%, 25 bps higher than September 2019.
•The largest contribution to the underlying attributable profit came from Germany (EUR 235 million), the Nordics (EUR 172 million) and Spain (EUR 91 million).
Compared to the previous quarter, underlying attributable profit grew 10% driven by the recovery in activity supporting top line growth and improving efficiency.

Customer loan distribution
September 2020

Activity
September 2020. EUR billion and % change in constant euros

	0%
	QoQ		+37%
101			QoQ

	+2%		-13%
	YoY	29	YoY

Gross loans and advances to customers excl. reverse repos		New lending

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	1,196	+9%	3,462	0%
Expenses	-483	+3%	-1,467	-3%
Net operating income	712	+13%	1,995	+2%
LLPs	-211	+14%	-712	+120%
PBT	489	+5%	1,337	-21%
Underlying attrib. profit	284	+10%	761	-22%
Detailed financial information on page 61

January - September 2020	31

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Primary segments

UNITED KINGDOM

Highlights (changes in constant euros)

•Our top priority continued to be the welfare of our people, customers and the communities in which we operate. We are well positioned for recovery post-COVID-19 thanks to decisive management actions, our prudent approach to risk and a resilient balance sheet.
•Underlying attributable profit year-to-date was down 62% mainly due to the impact from COVID-19 both in impairment charges and income, partially offset by cost reductions.
•Strong growth in underlying profit in the quarter due to an improvement in net interest income driven by the repricing of the 1I2I3 current account portfolio and other deposit portfolios. This resulted in an a 15 bps increase in NIM and 9 pp improvement in efficiency ratio.

EUR 318 Mn
Underlying attributable profit
Commercial activity
We continue our focus on building deeper customer relationships and a seamless customer experience. This is reflected in the proportion of loyal customers to active customers and the increase in digital customers, which now exceed 6 million. We are supporting our retail and corporate customers to help them bridge COVID-19 uncertainty. We helped 340,000 retail customers with a payment holiday and over 137,000 small and large business customers through various government lending schemes.
Net mortgage lending of GBP 2.4 bn year-to-date, with strong first and third quarter growth partially offset by limited new mortgage inflows during the second quarter due to the UK market lockdown. Corporate lending was up GBP 3.6 bn, almost exclusively driven by our lending through government schemes.
Our strategic transformation programme, which commenced in 2019 continues with renewed focus and learnings from the COVID-19 crisis, including accelerated customer digital adoption, property strategy, digitalisation and automation.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 4% compared to September 2019, driven mainly by mortgages and the aforementioned flows in corporates.
Customer funds (excluding repos) were 6% greater year-on-year, with both retail banking and corporate deposits strongly up.
Results
Underlying attributable profit in the first nine months of 2020 of EUR 318 million, down 62% year-on-year (in constant euros):
•Total income was down 9%, impacted by reduced fee income (lower customer activity and regulatory changes to overdrafts). The impact of asset repricing following the base rate cuts in the first quarter was offset by the 50 bps reduction in the 1I2I3 current account in May, and a further 40 bps customer repricing in August.
•Costs reduced 5%, reflecting realised efficiency savings from our transformation programme and lower costs related to commercial activity. This was partially offset by COVID-19 related costs.
•Loan-loss provisions increased significantly due to COVID-related charges, but from a very low base. The cost of credit remained at low levels (27 bps) and the NPL ratio was 1.30%.
In the third quarter of 2020, underlying attributable profit was EUR 179 million, a strong quarterly increase driven by net interest income (+14% benefited from the aforementioned deposit repricing actions and lower wholesale funding costs), net fee income (+23% mainly from SCIB) and a 19% reduction in provisions due to COVID-19 related charges in the second quarter.

Customers
September 2020. Thousands
Loyal customers		Digital customers

	4,476		6,209
31%	/active customers	+7%	YoY

Activity
September 2020. EUR billion and % change in constant euros

	0%		+1%
	QoQ		QoQ
238		216
	+4%		+6%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	1,117	+16%	3,193	-9%
Expenses	-646	0%	-2,016	-5%
Net operating income	471	+48%	1,178	-15%
LLPs	-189	-19%	-619	+295%
PBT	246	+209%	444	-60%
Underlying attrib. profit	179	+229%	318	-62%
Detailed financial information on page 62

32	January - September 2020

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Primary segments

PORTUGAL

Highlights

•The Bank is on the way back to a new normal, continuing to support its customers and the economy through capital and interest payment holidays on mortgages, consumer and business loans, and the participation in state-guaranteed credit lines for businesses.
•New lending market shares of more than 20% in mortgages and 17% in corporate loans.
•Santander was named Best Bank in Portugal 2020 by Euromoney, highlighting the improvement of digital channels and the dynamism they provided during the pandemic.
•Despite the drop in costs, underlying attributable profit decreased 37% year-on-year, weighed down by the impact of COVID-19 on income and provisions.

EUR 243 Mn
Underlying attributable profit
Commercial activity
In the health crisis environment, the Bank maintained its product and service offering adapted to customer needs:
•The commercial network's activity was maintained, as well as the strategy oriented towards the use of digital channels by customers. Digital sales were higher (now account for 39% of the total) and the number of digital customers increased 17% year-on-year.
•The Bank's commercial and digital transformation strategy continued, adapting to the changes accelerated by the pandemic, with Mundo 1|2|3 being the main customer loyalty driver.
•In addition, we continued to provide measures to support our customers, such as payment holidays (which were extended until 30 September 2021 for mortgages and corporate loans), and to participate in credit lines set up by the government to support businesses. We also maintained the ongoing assessment of our customers' needs in the current environment.

Business performance
Gross loans and advances to customers (excluding reverse repos) rose 6% year-on-year, backed by steady growth in corporate loans (underpinned by the state-guaranteed credit lines) and mortgages.
Customer funds (excluding repos) rose 2% mostly due to demand deposits (+21% year-on-year). In the quarter, mutual funds picked up 3%.

Results
The first nine months underlying attributable profit decreased 37% year-on-year to EUR 243 million:
•Total income fell 6%, weighed down by the impact of the pandemic in net interest income (lower interest rates) and net fee income (lower volumes and suspension of fees for digital payments and payment holidays in loans). Growth in gains on financial transactions was offset by reduced insurance activity and the higher contribution to the SRF.
•Costs dropped 5% driven by the ongoing transformation process, enabling the efficiency ratio to stay at 45%.
•Higher provisions for possible future impacts of the pandemic, raising the cost of credit to 0.42%. The NPL ratio fell to 4.25%.
Compared to the previous quarter, underlying attributable profit declined 9% mainly due to increased provisions.

Customers
September 2020. Thousands
Loyal customers		Digital customers

	800		903
47%	/active customers	+17%	YoY

Activity
September 2020. EUR billion and % change

+1%
	+1%		QoQ
QoQ
39		43
	+6%		+2%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	312	-2%	979	-6%
Expenses	-146	+1%	-442	-5%
Net operating income	166	-4%	538	-7%
LLPs	-47	+95%	-152	—
PBT	120	-9%	350	-37%
Underlying attrib. profit	83	-9%	243	-37%
Detailed financial information on page 63

January - September 2020	33

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Primary segments

POLAND

Highlights (changes in constant euros)

•The main management focus is on customer relationships and maximising business income. In the coming months, it will shift toward net fee income (in order to offset the fall in net interest income caused by low interest rates), the sale of more profitable credit products and the repricing of the credit portfolio.
•Santander Bank Polska is the third largest bank in Poland in terms of assets[1].
•Underlying attributable profit was 40% lower year-on-year, impacted by COVID-19 related impairment charges, interest rate cuts and provisions recorded due to regulatory changes after the CJEU rulings. In the quarter, profit surged 34%, receiving an uplift from lower provisions.

EUR 142 Mn
Underlying attributable profit
Commercial activity
During the pandemic, the Bank took several actions to protect customers from the economic consequences derived from COVID-19, such as the suspension of capital instalments for cash loans, mortgages and SME loans (which ended in September).
We also introduced new solutions to improve customer experience and loyalty, such as a chatbot on the santander.pl webpage, new value-added products, such as providing medical service for SME customers together with MasterCard & Luxmed, and legal support for Private Banking Clients.
Within the Group's strategy for Responsible Banking, Santander Leasing in Poland launched SolarLease, a product that enables customers to finance photovoltaic systems through leasing or loans. In addition, the Bank set up a promotional offer to finance electric and hybrid vehicles.
SCIB maintained a leading position in corporate finance advisory in Poland, especially in equity capital markets, and participated in the largest initial public offering in history on the Warsaw Stock Exchange in October.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased modestly year-on-year (+1%). By segment, volume growth in individuals (+3%), cash loans (+6%) and SMEs (+4%). On the other hand, corporates fell 5% due to excess liquidity in the market. On a quarterly basis, loans fell 1%.
Deposits grew 12% year-on-year, boosted by SMEs (+48%) and business and commercial banking (+24%). CIB’s deposit base showed an annual decrease of 23%. The Group continued to actively manage deposits to optimise the cost of funding.
Results
Underlying attributable profit in the first nine months was EUR 142 million, 40% lower than in the same period of 2019.
•Total income fell 7% due to lower net interest income (-6%), impacted by interest rates cuts (-140 bps during the year), net fee income (-2%), driven by lower customer transactionality, and higher BFG contribution.
•Costs down 7% year-on-year driven by personnel expenses (-11%) and general and administrative expenses, which were 2% lower.
•Loan-loss provisions increased 54% year-on-year, mainly due to higher charges in the SME and CIB segments, and, to a lesser extent, higher provisions for individuals.
Compared to the previous quarter, underlying profit increased 34% driven by lower LLPs (mainly individuals).
1.As of June 2020

Customers
September 2020. Thousands
Loyal customers		Digital customers

	2,067		2,704
54%	/active customers	+10%	YoY

Activity
September 2020. EUR billion and % change in constant euros

	-1%		+2%
	QoQ		QoQ
29		38
	+1%		+10%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	394	+3%	1,136	-7%
Expenses	-161	+11%	-475	-7%
Net operating income	233	-1%	661	-7%
LLPs	-65	-27%	-249	+54%
PBT	136	+28%	303	-34%
Underlying attrib. profit	68	+34%	142	-40%
Detailed financial information on page 64

34	January - September 2020

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Primary segments

NORTH AMERICA

Highlights (changes in constant euros)

•In North America, the US and Mexico are managed according to their local priorities, while increasing coordination and cooperation between the two units. In Mexico, the period to sign up to the Bank's debtor support programme aimed at individuals and SMEs ended in July. In the US, we continued to support our customers while maintaining a strong capital and liquidity position.
•In volumes, gross loans and advances to customers rose 6% and customer funds grew 15% year-on-year, boosted by corporate demand.
•In the quarter, underlying attributable profit rose strongly driven by higher customer revenue and cost of credit improvement. However, profit dropped 12% in the year impacted by the increase in provisions related to the pandemic. Revenue remained stable and net operating income was 1% higher.

EUR 1,061 Mn
Underlying attributable profit
Strategy
In the US, SBNA's strategy focuses on improving customer satisfaction through digital channels and branches, while continuing to strengthen its auto finance partnership with SC USA. In SC USA, focus remains on managing the relationship between profitability, through pricing, and risk, while improving the dealer experience. In Mexico, we remained focused on strengthening the distribution network and developing digital channels with the aim to attract customers and increase loyalty.
Coordination between the countries further increased as we continue to pursue join initiatives, such as:
•Continued development of the USMX trade corridor. SCIB and Commercial Banking are working to deepen relationships with existing clients and increase client acquisition in both countries, which is reflected in corridor revenue growth (SCIB: +29%; Commercial: +30%).
•Commission-free same-day remittance service from Santander US branches to any bank in Mexico. At the same time, ongoing development of other payment alternatives for the USMX trade corridor, such as PagoFX.
•Joint technology programmes between the two countries: operations know-how, digitalisation, hubs, front-office and back-office, and addressing common challenges in both countries.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 6% with similar growth in both countries.
Customer funds (excluding repos) also presented a solid year-on-year performance (+15%) driven by growth in demand deposits in SBNA, corporate deposits in the New York branch and deposits in Mexico. This growth in deposits reflects the high level of liquidity in the system and the positive performance of our customer attraction and loyalty strategy.
Results
In the first nine moths of the year, underlying attributable profit amounted to EUR 1,061 million, 12% lower year-on-year:
•Net interest income remained stable, driven by volume growth, and net fee income declined (-1%) affected by the lower activity in consumer banking.
•Costs decreased, enabling the efficiency ratio to improve to 41.3% despite the increase in amortisations and technology investments. Net operating income rose 1%.
•LLPs grew mainly due to COVID-19 related provisions. The NPL ratio stood at 1.96% and coverage was higher at 202%. The cost of credit stood at 3.07%.
Compared to the second quarter, underlying attributable profit surged 34% through higher customer revenue and lower provisions in both countries, mainly in the US.

Customers
September 2020. Thousands
Loyal customers		Digital customers

	3,760		5,744
35%	/active customers	+19%	YoY

Activity
September 2020. EUR billion and % change in constant euros

	-3%
	QoQ		-3%
			QoQ
123		117
	+6%		+15%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	2,678	+3%	8,319	0%
Expenses	-1,097	+3%	-3,438	-2%
Net operating income	1,581	+4%	4,882	+1%
LLPs	-775	-26%	-3,144	+24%
PBT	781	+82%	1,664	-21%
Underlying attrib. profit	444	+34%	1,061	-12%
Detailed financial information on page 66

January - September 2020	35

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Primary segments

UNITED STATES

Highlights (changes in constant euros)

•Since the start of the COVID-19 pandemic, Santander US has remained focused on using its strong capital and Northeast deposit base to support its consumer and commercial customers.
•During the quarter, Santander US supported its net operating income performance through disciplined pricing and expense management. In addition, the company achieved strategic milestones through increased ownership of SC USA and completing the sale of the banking franchise in Puerto Rico.
•The year-on-year improvement in customers and deposits continues to support higher revenue and offsetting the significant headwind of lower rates. Year-on-year, loans and customer funds grew 6% and 17%, respectively.
•The uncertain macroeconomic environment drove the need for higher provisions. In this context, COVID-19’s impact on provisions pressure 9M’20 underlying attributable profit which was 24% down compared to 9M’19 while net operating income remained virtually stable. In the quarter, profit was 79% higher driven by the positive performance in revenue, costs and provisions.

EUR 470 Mn
Underlying attributable profit

Commercial activity
During the COVID-19 crisis, Santander US has continued to support its customers, employees and communities while pursuing its strategic priorities:
•Santander US: remains focused on enhancing customer experience and growing core customers and deposits through digital, branch and commercial transformation initiatives while leveraging its deposit base to support its CRE and CIB businesses as well as strengthening its auto finance partnership.
•The auto business is ideally positioned to benefit from the renewed demand for used vehicles through rigorous risk-adjusted originations through its dealer network, enhancing its partnership with Fiat Chrysler, and disciplined servicing.
Business performance
Gross loans and advances to customers (excluding reverse repos) grew 6% year-on-year driven by lending growth in auto, commercial banking, CIB and originations through the Paycheck Protection Program.
Auto originations, in particular, continued to improve during the third quarter as shelter-in-place mandates were lifted and dealerships returned to normal activity. Prime loans remain elevated versus prior year due to FCA incentive programmes and Santander US's ability to leverage its strong deposit base.
Customer funds (excluding repos) exhibit strong year-on-year growth (+17%) boosted by demand deposits and corporate deposits.
Results
Underlying attributable profit in the first nine months of 2020 was EUR 470 million, down 24% against the same period of 2019, while net operating income is virtually flat:
•Total income down 3% due to lower rate environment, lower lease income, and lower fees impacted by COVID-19, partially offset by lower cost of funds, higher loan volumes, and strong performance in Capital Markets and market making.
•Loan-loss provisions increased 21% due to the COVID-19 impact. Stronger than expected economic recovery drove better performance in the quarter.
Compared to the previous quarter, underlying attributable profit was 79% higher due to the lower cost of debt, better performance on leases as the economy starts to recover, controlled costs and lower provisions.

Customers
September 2020. Thousands
Loyal customers		Digital customers

	352		997
22%	/active customers	+5%	YoY
Excluding Puerto Rico disposal impact

Activity
September 2020. EUR billion and % change in constant euros

	-4%
	QoQ		-4%
			QoQ
93		79
	+6%		+17%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	1,830	+8%	5,559	-3%
Expenses	-722	-1%	-2,307	-5%
Net operating income	1,108	+15%	3,252	-1%
LLPs	-572	-25%	-2,376	+21%
PBT	515	+225%	820	-29%
Underlying attrib. profit	259	+79%	470	-24%
Detailed financial information on page 67

36	January - September 2020

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Primary segments

MEXICO

Highlights (changes in constant euros)

•The period to sign up to the Bank's debtor support programme aimed at individuals and SMEs ended in July. Most branches continued to operate with reduced staff and digital channels and contact centres continued operating normally.
•Gross loans and advances to customers (excluding reverse repos) increased 7% year-on-year, particularly CIB, corporates and mortgages. Customer funds rose 13%.
•Underlying attributable profit rose 1% year-on-year, backed by the sound performance of net interest income, gains on financial transactions and reduced non-controlling interests, which offset higher provisions. In the quarter, profit increased slightly as well.

EUR 591 Mn
Underlying attributable profit
Commercial activity
The commercial strategy continued to focus on improving the distribution model and boosting digital channels to increase customer attraction and loyalty with new and innovative products and services:
•We further developed our distribution model with the transformation of 569 branches and 1,259 full function ATMs.
•Santander Plus reached 7.4 million customers (53% new).
•We maintained a dynamic offering in mortgage loans: we lowered the Hipoteca Plus interest rate to 7.75% and introduced Hipoteca Free, the first commission-free mortgage loan in the country. New mortgage lending reached a record high in August and September.
•In line with our strategy of consolidating our position in the auto finance market, we signed an alliance with Mazda Financial Services to become its main partner in this segment, using a fully digital platform.
•Our strategy to foster the use of digital channels was reflected in a 49% increase in digital monetary transactions and digital sales, which now account for 39% of total sales, thereby increasing customer digital adoption.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 7% year-on-year. Of note were CIB (+13%) and corporates (+11%). Individuals rose 4%, driven by mortgages (+13%) and consumer credit (+1%). Conversely, credit cards (-4%), continued to be affected by lower activity arising from lockdown measures.
Customer funds (excluding repos) increased 13%. Demand deposits were 17% higher, with growth in individuals (+27%) and time deposits rose 12%. Mutual funds were up 6%.
Results
Underlying attributable profit in the first nine months increased to EUR 591 million (1% higher year-on-year):
•In revenue, net interest income rose 2%, underpinned by higher volumes. Net fee income increased 4% mainly from transactional fees and gains on financial transactions increased driven by volatility management combined with lower activity in the first nine months of 2019.
•Operating expenses were 4% higher, mainly driven by the increase in amortisations and technology investment.
•Loan-loss provisions surged 34% due to COVID-19 related charges and a one-off provision recorded for a corporate customer.
In the quarter, underlying attributable profit rose 1% as lower provisions (-27%) and higher customer revenue (+4%) absorbed the fall in gains on financial transactions (exceptionally high in Q2) and the rise in costs (+10%) driven by the progress made in the implementation of several projects and higher technology costs.

Customers
September 2020. Thousands
Loyal customers		Digital customers

	3,408		4,747
37%	/active customers	+24%	YoY

Activity
September 2020. EUR billion and % change in constant euros

-1%
	-2%		QoQ
QoQ
30		38
	+7%		+13%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	848	-5%	2,760	+5%
Expenses	-375	+10%	-1,130	+4%
Net operating income	473	-14%	1,629	+7%
LLPs	-203	-27%	-767	+34%
PBT	266	+1%	844	-11%
Underlying attrib. profit	185	+1%	591	+1%
Detailed financial information on page 68

January - September 2020	37

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Primary segments

SOUTH AMERICA

Highlights (changes in constant euros)
•Work protocols continued to be implemented in all countries to protect our employees' safety and customer service, maintaining quality of service and ensuring business continuity.
•Broad-based double-digit growth both in loans and advances to customers and customer deposits across countries, with volumes and tansactionality gradually recovering.
•We continued to focus on delivering profitable growth backed by operational excellence and cost and risk control.
•Underlying attributable profit in the first nine months of the year fell 10% affected by COVID-19 related provisions. However, 15% growth was recorded quarter-on-quarter driven by the positive performance in customer revenue and provisions.

EUR 2,119 Mn
Underlying attributable profit
Strategy
We continued to identify growth opportunities across business units to capture synergies:
•During the quarter we continued to support our customers, providing liquidity to cover their needs, extending terms and modifying maturity profiles. Each country adapted their support schemes to their local environment, through state-guaranteed loans and credit lines with better rates.
•We continued to expand our consumer finance activity across the region: Argentina launched the Santander Consumer company focused on a fast and agile customer experience. In Colombia, the priority was to make the auto fiance business profitable and to increase customer loyalty through insurance. In recent months, Chile recovered pre-COVID-19 auto finance activity levels.
•In payment methods, Brazil unveiled Santander SX, a financial solution that uses the Central Bank's new instant payment system, in order to increase loyalty through exclusive benefits for customers.
•Regarding the acquiring business, we continued to export Brazil's model to other countries. In Argentina, we already launched Getnet.
•We remained focused on the digital transformation and innovation of our processes and products. In Peru, we acquired a digital platform for auto financing and Uruguay opened SUMO, its mobile branch. In Chile, we continued to drive account openings and prepaid card sales through Santander Life's digital process and Superdigital.
•Prospera, our micro-credit programme in Brazil, continued its expansion in Uruguay while we further study its roll-out to other regions.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 17% year-on-year, with double-digit growth in all countries.
Customer funds (excluding repos) rose 21%, growing at double-digit rates in all markets.
Results
Underlying attributable profit in the first nine months of 2020 amounted to EUR 2,119 million, down 10% year-on-year:
•Total income increased 6%, underpinned by the sound performance of net interest income (+5%) and gains on financial transactions (+71%).
•Costs rose at a slower pace than income, enabling efficiency to improve 41 bps to 35.3% and net operating income to increase 6%.
•Provisions increased 49% driven by COVID-19 related provisions. In credit quality, the NPL ratio stood at 4.40%, coverage was 97% and cost of credit of 3.50%.
In the quarter, underlying attributable profit was 15% higher driven by customer revenue and lower provisions.

Customers
September 2020. Thousands
Loyal customers		Digital customers

	8,131		19,808
26%	/active customers	+15%	YoY

Activity
September 2020. EUR billion and % change in constant euros

+3%
	+3%		QoQ
QoQ
114		146
	+17%		+21%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	3,477	+1%	11,331	+6%
Expenses	-1,238	+5%	-3,998	+4%
Net operating income	2,240	0%	7,333	+6%
LLPs	-787	-22%	-3,221	+49%
PBT	1,382	+17%	3,847	-12%
Underlying attrib. profit	736	+15%	2,119	-10%
Detailed financial information on page 69

38	January - September 2020

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Primary segments

BRAZIL

Highlights (changes in constant euros)

•Strategy centred on capturing growth opportunities, increasing market share in lower risk products and maintaining high customer service levels (NPS).
•Double-digit year-on-year growth in assets and liabilities, maintaining credit quality at controlled levels.
•In the first nine months of 2020, underlying attributable profit amounted to EUR 1,545 million (-11% year-on-year), RoTE was 18.4%, positive total income performance and efficiency improved, being the best among peers. Strong profit rebound quarter-on-quarter (+21%).

EUR 1,545 Mn
Underlying attributable profit
Commercial activity
We continued to progress in our strategic actions. Of note were:
•In mortgages, we were on the cutting edge for digital portability. New lending to individuals surged 120% in August (vs. July).
•In auto, we reached a new high in new production in September, remaining leaders in individuals with 25% market share. We held the Mega feirão Webmotors, allowing loans to be taken out through a 100% online process, which contributed to the increase in new lending and insurance sales through Santander Auto.
•In cards, revenue grew 30% in the quarter and over 30% of our card base are contactless. In acquiring, we reached 1.8 million POS and we continue to have the lowest cost per transaction.
•In SMEs, we granted BRL 9.9 billion in loans through state-guaranteed programmes. In SCIB, we progressed in our green finance agenda.
•As for digitalisation, we unveiled Santander SX, which brings together the speed and convenience of PIX, the Central Bank’s new payment system, due for release in November.
•Our culture, based on close relationships and communication, enabled us to increase the number of contracts 9% in September (vs. pre-COVID levels) and to maintain a high NPS.
Business performance
Gross loans and advances to customers excluding reverse repos grew 20% year-on-year with increases in all segments. Of note were SMEs, corporates and SCIB.
Customer funds increased 20% year-on-year, boosted by customer deposits excluding repos, and both demand and time deposits rose 47%. Mutual funds dropped 6%.
Results
First nine months underlying attributable profit of EUR 1,545 million (-11% year-on-year). Of note:
•Total income rose 3% boosted by gains on financial transactions. Net interest income remained practically flat as larger volumes offset margin pressures. Net fee income fell 2% affected by the current environment.
•Operating expenses increased less than 2%, which enabled net operating income to rise 4% and the efficiency ratio to improve by 61 bps to under 32%.
•Net loan-loss provisions increased 44%, due to higher provisions related the current situation. Cost of credit of 4.58%, NPL ratio of 4.64% and coverage ratio was high at 115%.
In the quarter, underlying attributable profit rose 21% driven by customer revenue and lower provisions.

Customers
September 2020. Thousands
Loyal customers		Digital customers

	5,963		15,208
22%	/active customers	+13%	YoY

Activity
September 2020. EUR billion and % change in constant euros

+5%
	+4%		QoQ
QoQ
63		96
	+20%		+20%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	2,534	+2%	8,322	+3%
Expenses	-805	+3%	-2,644	+2%
Net operating income	1,729	+2%	5,677	+4%
LLPs	-569	-25%	-2,478	+44%
PBT	1,092	+22%	2,973	-11%
Underlying attrib. profit	550	+21%	1,545	-11%
Detailed financial information on page 70

January - September 2020	39

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Primary segments

CHILE

Highlights (changes in constant euros)

•During the quarter, several communities in Chile started to adopt de-escalation measures. As of September, 25% of our employees had returned to their workplaces.
•Gross loans and advances to customers (excluding reverse repos) rose 10% year-on-year, although at a slower pace in the quarter following the strong growth recorded in the first half of the year.
•Sharp year-on-year increase in demand deposits (+47%). Account openings saw continued growth, with record months in Superdigital and Life.
•Underlying attributable profit decreased year-on-year primarily due to higher provisions, as total income and net operating income both rose 3%. In the quarter, profit increased 1%.

EUR 269 Mn
Underlying attributable profit

Commercial activity
Continued focus on increasing new customer attraction and loyalty, maintaining a strategy aimed at offering attractive returns based on our digital transformation:
•We continued to boost the Santander Life programme, which is centred on promoting good credit behaviour and financial education, reaching 305,000 customers (190,000 customers in June).
•Since its recent launch, Superdigital has exceeded 100,000 customers (70,000 in June) because of its high transactionality and digital platform.
All these measures led to a strong year-on-year increase in digital customers (+23%).

Business performance
Gross loans and advances to customers (excluding reverse repos) increased 10% year-on-year, spurred by corporates and large corporates and the state-guaranteed scheme for SMEs.
Customer funds (excluding repos) reflected a better funding mix. Demand deposits continued to rise strongly across all segments due to increased current account openings driven by the offer of digital channels such as Superdigital and Life. As a result, customer funds grew 11% year-on-year.

Results
First nine months attributable profit amounted to EUR 269 million, 33% lower year-on-year, as follows:
•Total income increased 3% year-on-year backed by loan growth and a better funding costs. Net fee income continued to be dampened by reduced transactionality and economic activity, while the country begins to reopen its economy.
•Costs rose slightly (+1%) driven by higher IT maintenance expenses, offset by lower costs related to commercial activity. This led to a 47 bps efficiency improvement to 40.8%.
•Loan-loss provisions were 86% higher due to COVID-19 related charges, placing the cost of credit at 1.59%. The NPL ratio stood at 4.76%.
Compared to the second quarter of 2020, underlying attributable profit rose 1%, as lower costs and especially lower provisions offset the fall in gains on financial transactions, which recorded an outstanding second quarter.

Customers
September 2020. Thousands
Loyal customers		Digital customers

	727		1,489
44%	/active customers	+23%	YoY

Activity
September 2020. EUR billion and % change in constant euros

	+1%		-3%
	QoQ		QoQ
39		35
	+10%		+11%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	532	-8%	1,669	+3%
Expenses	-223	-1%	-681	+1%
Net operating income	310	-12%	988	+3%
LLPs	-154	-15%	-500	+86%
PBT	169	0%	500	-32%
Underlying attrib. profit	86	+1%	269	-33%
Detailed financial information on page 71

40	January - September 2020

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Primary segments

ARGENTINA

Highlights (changes in constant euros)

•In the global pandemic environment, the Bank maintained protocols to look after the health of customers and employees, while ensuring service quality and investments in digital projects.
•We continued to focus on the four strategic pillars: operational excellence, profitable growth, customer-centric strategy and culture and talent.
•Underlying attributable profit in the first nine months of the year increased strongly to EUR 161 million, boosted by net interest income growth and efficiency improvement.

EUR 161 Mn
Underlying attributable profit

Commercial activity
Santander focused on addressing the needs arising from the pandemic. In this environment, the Bank has granted more than EUR 530 million in loans to SMEs and health organisations. We continued with credit lines for the self-employed, the Cuenta Blanca, aimed at healthcare professionals, and the Cuenta Senior, which offers retired customers preferential service.
As regards the commercial strategy, we remained focused on transactional business and customer service, through the innovation and improvement of the customer care model, while working on the digital transformation. As a result, around 240,000 accounts were opened through fully digital means and the issuance of electronic cheques increased. Digital customers account for 86% of active customers and digital sales for 70% of the total.
In the quarter, the Bank introduced two new credit lines: Súper Préstamo Personal UVA and Súper Préstamo Prendario UVA, with a preferential rate for customers with their salary deposited at the bank.
In addition, the company Santander Consumer, specialised in consumer financing and secured loans, was set up. Getnet, for digital payment solutions, was also launched and the banking license for Openbank Argentina, the Group's fully digital bank, was obtained.
Business performance
Gross loans and advances to customers (excluding reverse repos) rose 32% year-on-year, driven by SME loans and cards. Dollar balances declined in the currency of origin.
Customer deposits (excluding repos) rose 60% year-on-year spurred by local currency deposits (demand and time deposits), as foreign currency balances declined. The excess liquidity is placed in central bank notes.
Results
Underlying attributable profit in the first nine months of EUR 161 million, 138% higher year-on-year. As regards the year-on-year comparison, of note was:
•Revenue grew 34%, underpinned by net interest income (+49%). Net fee income was affected by regulatory impacts and the lower economic activity.
•Costs increased 27%, at a slower pace than total income and inflation, improving the efficiency ratio by 328 bps to 54.5%. Net operating income rose 45%.
•Loan-loss provisions increased 39% due to COVID-19 related provisions. The NPL ratio stood at 2.88% and coverage was 186%.
In the quarter, underlying attributable profit was 8% lower mainly driven by costs related to the collective labour agreement, partly offset by the positive performance of customer revenue.

Customers
September 2020. Thousands
Loyal customers		Digital customers

	1,336		2,690
43%	/active customers	+24%	YoY

Activity
September 2020. EUR billion and % change in constant euros

+10%
	+8%		QoQ
QoQ
5		9
	+32%		+74%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	274	+13%	902	+34%
Expenses	-152	+24%	-491	+27%
Net operating income	122	+1%	411	+45%
LLPs	-46	+4%	-178	+39%
PBT	59	-4%	185	+51%
Underlying attrib. profit	52	-8%	161	+138%
Detailed financial information on page 72

January - September 2020	41

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Primary segments

Uruguay
Highlights (changes in constant euros)
•In August, the period granted by the Central Bank of Uruguay to make our customers' payments more flexible ended. 11% of the Bank's portfolio and 30% of the financial entities signed up to these measures.
•Underlying attributable profit rose 11% year-on-year, spurred by increased revenue and improved efficiency.
Commercial activity and business performance
Santander continued to focus on enhancing customer satisfaction and loyalty and making progress in the digital transformation and modernising our channels. Despite the restrictions arising from the pandemic, loyal customers increased 4% year-on-year while transactions via digital channels rose 28% year-on-year.
In line with our strategy of contributing to people’s progress, we continued to expand Prosperá and Santander Locker. We opened the first mobile branch in Uruguay, while strengthening our position to offer in-store discounts to our customers. We also introduced A sola selfie, for personalised loans taken out online and a fully digital payroll advance offering, in order to continue to add digital capabilities.
Regarding volumes, gross loans and advances to customers (excluding reverse repos) grew 15% year-on-year. Customer deposits (excluding repos) grew 28%.
Results
Underlying attributable profit in the first nine months of 2020 of EUR 101 million, 11% higher year-on-year:
•Gross income rose 5%, backed by fee income and the positive performance of gains on financial transactions, due to exchange rate volatility.
•Costs grew at a slower pace than income, improving the efficiency ratio by 140 bps year-on-year. Net operating income increased 8%.
•Loan-loss provisions increased 29% due to two single name cases and extraordinary recoveries recorded in 2019. Coverage remained high (132%) and cost of credit stood at 2.45%.
Compared to the second quarter of 2020, underlying attributable profit was up 4% underpinned by net fee income, gains on financial transactions and lower provisions.

Peru
Highlights (changes in constant euros)
The strategy remained focused on the corporate segment, the country’s large companies and the Group’s global customers. In line with this strategy, we supported our customers by providing greater liquidity and flexibility, as well as through state-guaranteed support programmes. In addition, we continued to drive the digitalisation of our services and internal processes to improve customer experience and operational efficiency.
The auto loan financial entity continued to expand its business within the Group’s strategy of increasing its presence in this business, underpinned by local teams and South America's best practices.
First nine months attributable profit amounted to EUR 37 million (+23% year-on-year). Total income rose 26% mainly due to the positive performance of net interest income, net fee income and higher gains on financial transactions, driven by increased customer and markets activity. Costs increased at a slower pace than income, improving efficiency and increasing net operating income by 31%. The NPL ratio was 0.70%, coverage remained high and cost of credit was 0.36%. In the quarter, underlying attributable profit reached EUR 13 million (+21%).

Colombia
Highlights (changes in constant euros)
Activity in Colombia remained focused on SCIB clients, large companies and corporates, contributing solutions in treasury, risk hedging, foreign trade, confirming, custody and development of investment banking products. Regarding consumer finance, our priority is to make the auto business profitable, through value offerings for customers and manufacturers, the increase in customer loyalty through the insurance business and the digitalisation of processes.
The reactivation of the automotive sector continued, although we recorded a c.35% year-on-year reduction in vehicle sales due to the effects of pandemic. Santander Consumer signed two major agreements in the automotive sector, reaching a market share of 5.18% in loan origination. In addition, the process of renewing and signing new alliances with the main vehicle sales portals in the country continued.
The loan portfolio increased 63%, with growth in all segments and business areas, including consumer (auto loans), corporate and CIB.
Underlying attributable profit in the first nine months of the year was EUR 15 million, in line with September 2019, as the positive performance of net interest income offset higher costs, provisions and non-recurring income from project finance recorded in 2019. In the quarter, profit amounted to EUR 5 million (+54%).

42	January - September 2020

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Primary segments

CORPORATE CENTRE

Highlights
•In the health crisis environment, the Corporate Centre continued to play a critical role in supporting the Group through the special situation committees. Also, the progressive reincorporation of employees to the workplace began, with a mixture of on-site and remote working, always following government and health authorities recommendations, maintaining a high level of flexibility to meet individual needs.
•The Corporate Centre’s objective is to aid the operating units by contributing value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.
•The underlying attributable loss decreased 11% compared to 2019, mainly due to higher gains on financial transactions related to foreign currency hedging.

EUR	-1,455 Mn
Underlying attributable profit

Strategy and functions
The Corporate Centre contributes value to the Group in various ways:
•Making the Group’s governance more solid, through global control frameworks and supervision.
•Fostering the exchange of best practices in management of costs and generating economies of scale. This enables us to be one of the most efficient banks.
•Contributing to the launch of projects that will be developed by our global businesses that leverage our worldwide presence to develop solutions once that can be used by all business units, generating economies of scale.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.
–This activity is carried out by the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price of these operations with other Group units is the market rate plus the premium which, in liquidity terms, the Group supports by immobilising funds during the term of the operation.
–Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
–Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ annual results in euros. Net investments in equity are currently covered by EUR 22,364 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) with different instruments (spot, fx, forwards).
•Management of total capital and reserves: efficient capital allocation to each of the units in order to maximise shareholder return.

Results
First nine months underlying attributable loss of EUR 1,455 million, 11% lower than in the same period of 2019 (EUR -1,637 million).
•Growth of EUR 439 million in gains on financial transactions mainly due to foreign currency hedging.
•On the other hand, the positive trend in operating expenses continued, improving 12% compared to the first nine months of 2019, driven by ongoing streamlining and simplification measures.
•On the other hand, net interest income was impacted by the increase in the liquidity buffer, and other results and provisions increased strongly due to one-off provisions for certain stakes whose value was affected by the crisis.

Underlying income statement
EUR million
	Q3'20	Q2'20	Chg.	9M'20	9M'19	Chg.
Total income	-271	-313	-13%	-889	-1,236	-28%
Net operating income	-353	-395	-10%	-1,137	-1,519	-25%
PBT	-381	-773	-51%	-1,567	-1,733	-10%
Underlying attrib. profit	-330	-94	+249%	-1,455	-1,637	-11%
Detailed financial information on page 75

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Secondary segments

RETAIL BANKING

Highlights (changes in constant euros)

•Santander continued to support its customers, corporates and governments in all countries through a series of extraordinary measures to ensure the necessary financial support in the context of the health crisis, while we ensure our usual product and service offering.
•We remained committed to the digital transformation and multi-channel strategy. In September, we reached more than 147 million customers, of which more than 22 million are loyal, 41 million are digital and more than 34 million are mobile customers.
•Underlying attributable profit of EUR 2,938 million in the first nine months, strongly affected by COVID-19 related provisions. In the quarter, strong uptick in profit (+38%).

EUR 2,938 Mn
Underlying attributable profit
Commercial activity
Santander wants to be the reference bank for individuals, SMEs and other companies in the countries where we operate. Our commitment to society has become even more important in the current environment arising from the global pandemic. Therefore, we strengthened our offering by defining a series of measures which ensure the necessary financial support through pre-approved credit lines, payment holidays and special policies.
In addition, this situation has strengthened and accelerated our digital transformation, focusing on our multi-channel strategy and the digitalisation of processes and businesses. The number of digital customers increased strongly, underpinned by measures such as the strategic transformation through digital acceleration in the UK and the expansion in Chile of Superdigital.
On the other hand, we continued to launch different commercial initiatives:
•In individuals, in Spain, focus was on reactivating commercial activity in residential mortgages and protection insurance. We introduced Hipoteca Free in Mexico, the first commission-free mortgage in the country. In Argentina, we launched new products such as Súper Préstamo Personal UVA and Súper Préstamo Prendario UVA, with an special rate for customers.
•In auto finance, SCF continued to focus on remaining the leader in auto finance, which is the strategy behind our acquisition of 50% of Sixt Leasing. In Brazil, we held the Mega feirão Webmotors, offering a 100% online process to take out loans. In Santander US, the auto business is ideally positioned to benefit from the renewed demand for used vehicles, and we signed new alliances in Colombia with the main vehicle sales portals in the country.
•In the SME segment, we continued to move forward with products such as Prospera in Brazil and Uruguay. Euromoney named Santander World's Best Bank for SMEs. In corporates, all countries granted state-guaranteed loans. In SCIB, Poland maintained a leading position in corporate finance advisory and in Brazil we progressed in our green finance agenda.
Results
Underlying attributable profit in the first nine months of 2020 was EUR 2,938 million, strongly affected by COVID-19 related provisions:
•Total income fell 3% impacted by the fall in net fee income and net interest income, partly offset by higher gains on financial transactions.
•Costs decreased 3%.
•Loan-loss provisions were up 54% strongly affected by COVID-19 related provisions. Cost of credit stood at 1.47% and the NPL ratio improved 35 bps to 3.63%.

Customers
September 2020. Thousands
Loyal customers		Digital customers

	22,058		41,365
31%	/active customers	+14%	YoY

Activity
September 2020. EUR billion and % change in constant euros

	0%		+1%
	QoQ		QoQ
755		691
	+4%		+6%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	9,226	+8%	28,056	-3%
Expenses	-4,058	+2%	-12,669	-3%
Net operating income	5,168	+12%	15,388	-4%
LLPs	-2,463	-9%	-9,198	+54%
PBT	2,438	+45%	5,368	-40%
Underlying attrib. profit	1,322	+38%	2,938	-44%
Detailed financial information on page 76

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Secondary segments

CORPORATE & INVESTMENT BANKING

Highlights (changes in constant euros)
•The COVID-19 health crisis strongly influenced SCIB's performance in the third quarter, as we continued to support our global clients, providing value-added advisory services and financial support to cover their needs.
•The creation of the global Environmental, Social and Governance (ESG) solutions team will increase the support SCIB brings to its clients in the transition towards more sustainable business models.
•Underlying attributable profit was 30% higher year-on-year at EUR 1,493 million, driven by double-digit revenue growth and cost reduction, which enabled us to absorb the increase in provisions. In the quarter, profit rose 36% to EUR 565 million.

EUR 1,493 Mn
Underlying attributable profit

Commercial activity
•Global markets: greater activity backed by market volatility (although somewhat subdued compared to the second quarter) and we continued to support our clients with structured hedging products.
Of note were sales in Spain, Brazil, Chile, Mexico, the US, the UK and Asia, as well as trading in Brazil, Spain, the US, the UK and most of the business in Latin America.
•Debt Capital Markets: Significant growth boosted by the positive performance in Europe and the US, while activity Latin American markets remained tepid.
Santander continued to focus on activities related to sustainable financing, being a reference for the issuance of green and social bonds, with a strong focus on those aimed at softening the effects of the pandemic.
•Syndicated Corporate Loans: we supported our clients by meeting their funding and liquidity needs by increasing loan volumes and participating in operations backed by government support programmes across Europe.
However, we maintained our responsible banking strategy, increasing our range of sustainable finance products via green loans or loans linked to sustainable indices.
•Structured Financing: Santander consolidated its leadership position in Project Finance, ranking fourth globally in the number of transactions.
In the renewable energy sector, one of the main priorities of our ESG strategy, we are the leader in Latin America, ranked second in Europe and third in the world. As for financial advising, Santander continued to be a global reference in 2020 (first position in Europe and Latin America, and fourth in the world by number of transactions).
•Cash management: transaction volumes saw a notable rise mainly in industries less affected by the crisis and in markets where the economy began to reactivate.
Likewise, we strengthened our position as the transactional bank of choice for our clients, mainly because of our uninterrupted service, our close commercial relationships and digital solutions to face the challenges arising from COVID-19.

•Export & Agency Finance: we continued to support our clients in their export and import activities through structured financing solutions, while being particularly active in programmes to mitigate the impact of COVID-19 implemented by both the Spanish Export Credit Insurance Company (CESCE in the Spanish acronym) and the World Bank through guaranteed loans in Latin America.
•Trade & Working Capital Solutions: strong business growth, especially in the resulting from the new international confirming programmes, receivables through the implementation of global programmes and and trade funding notably in South America, which enabled us to remain leaders in these products.
Commercial activity increased in structured trade as well (particularly in Latin America), helping to gain market share.
•Corporate Finance: despite the challenging environment, we conducted significant operations in the quarter, such as Santander's participation as joint-bookrunner in Cellnex EUR 4 billion capital increase and acted as sole advisor to Aguas Andinas on the disposal of its controlling stake in ESSAL (Chilean water treatment company).
Also noteworthy was the sales advice provided to EDF Renewables, Sener and Masdar on two reference operations in the renewable energy sector in Brazil and Spain, where Santander is the leader.

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Secondary segments
Business performance
The health crisis was virtually the sole conditioning factor in the year, which resulted in a significant increase in SCIB's balance sheet, mainly due to the increase in contingency lines and other financing solutions for our clients. During the third quarter, however, as some economies began to slightly recover, contingency funding needs started to fall.
In the quarter, the volume of loans and advances to customers excluding reverse repos rose to EUR 112,746 million, 8% higher than in December 2019. In the quarter, loans dropped 5%.
Customer deposits excluding repos rose 33% since December to EUR 95,767 million, driven by higher liquidity from our clients.

Activity
September 2020. EUR billion and % change in constant euros

	-5%		0%
	QoQ		QoQ
113		105
	+12%		+23%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
Results (in constant euros)
First nine months underlying attributable profit was 30% higher at EUR 1,493 million, backed by double-digit growth in the majority of businesses, particularly Global Markets, Corporate Finance and Global Transaction Banking, with Global Debt Financing increasing at slightly more moderate rates but also significantly.
•Total income growth spurred by the strong increase in gains on financial transactions (+89%), net interest income (+19%) and net fee income (+12%).
•Costs fell 2%, which enabled efficiency to improve 8 pp and net operating income to grow 38%.
•Sound revenue performance and prudent cost management was enough to fully absorb provisions growth derived from the general macroeconomic deterioration.
Compared to the previous quarter, underlying attributable profit was rose 36% as the improved performance of net interest income offset the lower net fee income (exceptionally high in the second quarter) and markets results (greater volatility and uncertainty in the second quarter which resulted in higher customer activity). On the other hand, provisions decreased sharply following the COVID-19 related charges recorded in the second quarter.

Total income breakdown
Constant EUR million

TOTAL
Capital & Other
Global Markets
Global Debt Financing
Global Transaction Banking
3,437
4,123
+20%*
253
-4%
1,404
+47%
1,115
+12%
1,351
+11%
9M'19
9M'20

(*) In euros: +8%

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	1,397	+2%	4,123	+20%
Expenses	-496	+1%	-1,539	-2%
Net operating income	901	+3%	2,584	+38%
LLPs	-41	-82%	-290	+830%
PBT	839	+36%	2,230	+25%
Underlying attrib. profit	565	+36%	1,493	+30%
Detailed financial information on page 76

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Secondary segments

WEALTH MANAGEMENT & INSURANCE

Highlights (changes in constant euros)
•As part of the Group's 'new normal' plan, some of our employees began to return to their workplaces in almost all countries, always prioritising the safety of our customers and employees. The follow-up and interaction with customers continued during the crisis, fostering communication through digital channels.
•Underlying attributable profit remained in line with the first nine months of 2019.
•Total fee income generated, including those ceded to the branch network, rose 0.4% year-on-year to EUR 2,330 million and represented 31% of the Group's total.
•Assets under management reached EUR 353 billion, 1% lower than September 2019, affected by the difference in custody valuation. Customer fund rose 5% in Private Banking and net sales in SAM recovered from the impact in March, amounting to EUR 1.9 billion.

EUR 622 Mn
Underlying attributable profit
Commercial activity
Within the strategy developed with the aim to become the best responsible wealth manager in Europe and Latin America, of note were:
•In Private Banking, the positive trend observed early this year continued, with good sales and business growth rates despite the market situation, as well as the strong reduction of interest rates in the US and the UK.
We continued to complete the value proposition in all our countries, particularly on advisory services. Regarding alternative funds (private equity, private debt, real estate, infrastructures) our value proposition is centred on selecting a range of funds from leading national and international management companies.
To this end, we launched, through our international platform in Ireland, a real estate fund from the US market, a private debt fund and a secondaries private equity fund. In Spain, we continue to offer our clients investment opportunities through local vehicles in renewable energies, global real estate and debt funds.
The total volume of shared business across our markets reached EUR 6,740 million, 36% more than September 2019, mainly driven by the operations in Mexico, Brazil, Chile, Miami and Switzerland.

Collaboration volumes
EUR million

6,740

•In Santander Asset Management we continued to improve and complete our product offering, which was reflected in the Santander GO range, with a volume of more than EUR 1.5 billion and in the positive performance of our platform in Luxembourg, reaching EUR 7.0 billion. We are also working on the implementation of a new alternative product offering with infrastructure funds and leasing.
Commercial activity picked up pace, with net sales reaching EUR 1.9 billion in the first nine months of the year.

We continued with the operational and technological transformation required for the implementation of the Aladdin platform, which was successfully rolled-out in Europe, despite COVID-19, and will be available in Latin America by year-end.
We also continued to progress in our ESG strategy, becoming a member of the Principles for Responsible Investment (PRI) which places us at the heart of a global community seeking to build a more sustainable financial system.
•In Insurance, our main growth driver continued to be non-credit related business, which has a longer portfolio duration. We continued to increase the number of insurance policies distributed through our digital channels, which now account for 9% of the total sales volume.
In Spain, a new multi-risk insurance proposal for SMEs was launched through our joint venture with Mapfre, as well as an innovative proposal for car insurance through all channels including digital ones. In the UK, we introduced our tailored Home & Life insurance offering based on the use of data (it allows us to price these products without asking our customers for information) and in Poland we have a new fully digital life insurance offer, which had a great response among customers as it enables them to build their own tailored coverage.
In Latin America we continued to enhance customer experience with new versions of Autocompara, our car insurance distribution platform (rolled-out in Brazil, Mexico, Chile and Argentina). In Chile, we launched Klare, our fully digital insurance broker, together with a new insurance proposal for SMEs with a unique digital experience in the market (with a new app that streamlines and tailors the training of our business executives and specialists). In Argentina, we introduced Cartera Protegida, a personal protection product for the open market (customers and non-customers).

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Secondary segments

Business performance
Total assets under management amounted to EUR 353 billion, 1% lower compared to September 2019. In the quarter, growth was 2% and 6% compared to March 2020.

Business performance: SAM and Private Banking
September 2020. EUR billion and % change in constant euros

Note: Total assets marketed and/or managed in 2020 and 2019.
(*) Total adjusted customer funds of private banking managed by SAM. 2019 data Pro forma including Popular asset management Joint Ventures, fully integrated in 2020.

•In Private Banking, the volume of customer assets and liabilities amounted to EUR 216 billion in September 2020, 2% lower year-on-year. This was mainly due to the impact of COVID-19 in markets which especially affected the custody business. However, quarter-on-quarter growth remained stable induced by markets improvement and the strong commercial activity.
Attributable profit to September reached EUR 312 million, up 3% compared to the first nine months of 2019. Of note were Mexico, Poland, Brazil and Miami.
•In SAM, total assets under management increased 2% compared to the same period of 2019, despite the negative impact of markets driven by the COVID-19 crisis. In the third quarter, growth was 3% compared to the previous quarter due to market improvements and the recovery of net sales in the second half of the quarter. The latter rebounded to positive figures, amounting to EUR 1.9 billion in September, mainly in Spain, Chile, Luxembourg, Argentina and Mexico.
Underlying attributable profit was EUR 89 million, 14% lower year-on-year, conditioned by lower average volumes and margins. Of note was the performance in Spain, Portugal, Chile and Argentina. Total contribution to the Group's profit (including ceded fee income) was EUR 370 million.
•In Insurance, the volume of gross written premiums as of September amounted to EUR 5,800 million (-8% year-on-year), affected by lower loan and savings activity derived from the crisis. Of note was the 6% growth of fee income generated by non-credit related protection business.
However, underlying attributable profit generated as of September by the insurance business amounted to EUR 221 million, 3% higher than in the same period of 2019. Total contribution to profit (including ceded fee income) amounted to EUR 889 million.

Results
Underlying attributable profit was EUR 622 million in the first nine months of 2020, stable year-on-year:
•Total income increased mainly driven by net fee income (+8%) due to the greater contribution from private banking and insurance.
•Total fee income generated, including fees ceded to the branch network amounted to EUR 2,330 million and represented 31% of the Group's total.

Total fee income generated
EUR million

2,330
•Operating expenses were 1% lower, due to the optimisation measures that absorbed the impact of the investments carried out.
•As a result, net operating income increased 4%.
The total contribution to the Group (including net profit and total fees generated net of taxes) was EUR 1,582 million in September 2020, 2% lower than in the same period of 2019.
Underlying attributable profit in the third quarter increased by 8% quarter-on-quarter, reflecting the gradual recovery in activity since the months of strongest impact from the health crisis in the first half of the year.

Total profit contribution
EUR million and % change in constant euros
Q3'20		9M'20

	524		1,582
+5%	/ Q2'20	-2%	/ 9M'19

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19
Revenue	498	+6%	1,566	+2%
Expenses	-215	0%	-679	-1%
Net operating income	283	+11%	888	+4%
LLPs	-10	+96%	-22	—
PBT	269	+9%	858	+1%
Underlying attrib. profit	195	+8%	622	0%
Detailed financial information on page 77

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Secondary segments

SANTANDER GLOBAL PLATFORM (SGP)

Highlights (changes in constant euros)
•The ongoing customer-centric digital transformation across the Group is the growth engine in all markets, driving our talent and our ability to innovate. Our growth is backed by the deployment of global payments and financial solutions for SMEs and individuals in high-growth and large addressable markets.
•Within the COVID-19 environment, progress in the development of our payment platforms continued to meet its quarterly plans, incorporating new services and functionalities on schedule.
•We continued to focus on accelerating growth in three business areas: Merchant Solutions, Trade Solutions and Consumer Solutions.

Strategy
Santander is best-in-class in offering global payment solutions, and we aim to continue delivering faster growth and better solutions to customers. These solutions are all being built based on customer experience and as a driver of loyalty. Santander offers these solutions to both our banks (B2C) and to third parties (B2B2C), helping to expand our market to non-customers and new geographic areas, generating significant new revenue opportunities.
The area continued to advance according to the envisaged schedule in three business areas:
Merchant solutions (Global Merchant Services) is an initiative led by Grupo Santander with the aim of creating a single open platform for the global development of the acquiring business through the unique brand Getnet. This business has a high strategic value in the relationship with our customers given the relevance of collections management and value-added services for merchants.
In the third quarter of the year, the total number of active businesses continued to grow, exceeding one million. In addition, the number of transactions recovered pre-COVID-19 levels, mainly due to the improvement in Brazil. We achieved a total income of EUR 349 million in the first nine months of the year excluding SCIB y WM&I, 19% lower than the same period of 2019 in constant euros.
Despite the reopening of physical stores, e-commerce remained strong and the proportion of e-commerce compared to physical stores remained above 20%.
As regards the platform, we continued to include additional functionalities, which enabled us to complete the roll-out for our customers despite the COVID-19 situation. The launch of Getnet in Argentina was a significant milestone, with a solution for the "long tail" that enables payment through mobile devices.

Trade Solutions (Global Trade Services), the Group's strategic project to develop the global platform OneTrade to provide customers and the market the range of services needed to trade internationally: international payments, FX, international treasury management and foreign trade services.
The Group's revenue pool for these services in the first nine months of the year amounted to EUR 948 million, excluding SCIB and WM&I, 8% greater than the first nine months of 2019 in constant euros, a very positive performance considering the current COVID-19 environment.
Santander One Trade continued to progress by including new features, geographic areas and Group customers. In the third quarter, Chile was connected to the platform, after being rolled-out in Brazil, Spain and the UK in previous quarters. With Chile's incorporation more than 150,000 businesses across these countries now have access to an improved offering regarding Santander One Trade services.
For example, the possibility of monitoring the status of expected international payments from anywhere in the world was included in the third quarter. Santander is the first financial entity to offer this service.

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Secondary segments
Consumer Solutions:
•Superdigital, our financial inclusion platform for individuals that offers basic financial services simply and flexibly. It enables us to meet the financial needs of the underserved, providing them with basic financial products and a path to access credit, thus serving them responsibly and profitably.
Superdigital also integrates into GMS for small merchants. It has a special focus on Latin America, where there are c.300 million unbanked and underbanked consumers.
As of September, Superdigital operates in Brazil, Mexico and Chile, with growth in active customers of 39% year-on-year and 72% in transactions value (9M'20 vs. 9M'19). We aim to expand Superdigital to seven countries in Latin America later this year.

Other activities in SGP
•Openbank, our, full-service digital bank offers current accounts and cards offered by neobanks, but successfully sells loans and mortgages, and offers a state-of-the-art robo-advisory and open platform brokerage services.
Currently, Openbank is active in Spain, the Netherlands, Germany and Portugal. In July, it was granted its banking licence to operate in Argentina and is expected to start operations in the first half of 2021.
To September 2020, Openbank increased its loan book of digital mortgages and UPLs by 43% year-on-year, deposits by 11.5% and new customers in the period by 99% compared with the first nine months of 2019. The number of customers with investment products increased by 27% and the number of securities transactions rose by 142%. Loyal customers keep showing a leading industry benchmark engagement ratio of 4.5 products per customer. As a result of the strong business results, fee income increased by 40% year-on-year.
Results
Looking at SGP's activity in the first nine months of the year in a broad sense, i.e. if, in addition to considering the results generated by the digital platforms, 50% of the results generated by the countries on the products related with the platform are also included, revenue of SGP as secondary segment was EUR 748 million in and pro forma underlying attributable profit was positive at EUR 61 million in the first nine months of 2020.
This is the net result of two components: on the one hand, the investment in building the platforms and, on the other hand, 50% of the profit obtained from commercial relationships with our customers:
•The construction of platforms is where most of the spend is concentrated. We are making progress in the development of new solutions and rolling them out in countries.
•Profit obtained from commercial relationships with our customers linked to the global SGP platforms, and according to the criteria for allocating the aforementioned results, resulted in EUR 202 million in the first nine months of the year.
We regularly assess the market valuations of the businesses included in SGP, based on multiples of comparable companies, to ensure our investments in digital are creating value.

Underlying income statement
EUR million and % change in constant euros
	Q3'20	/ Q2'20	9M'20	/ 9M'19

Revenue	238	-1%	748	+6%
Expenses	-222	+30%	-591	+19%
Net operating income	16	-79%	157	-25%
LLPs	-5	-64%	-24	-23%
PBT	10	-83%	127	-27%
Underlying attrib. profit	-3	—%	61	+6%
Detailed financial information on page 77

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RESPONSIBLE BANKING

Santander strives every day to contribute to the progress of people and companies in a Simple, Personal and Fair way in all that we do, to earn the confidence of our employees, customers, shareholders and society.
In order to meet our commitment to be a more responsible bank and help society address the main global issues, we have identified two challenges: adapt to the new business environment and contribute to more inclusive and sustainable growth, with the following goals set in 2019 for the coming years:

Santander Responsible Banking targets
More information on our public commitments in responsible banking can be found on our website.

(*).- Data not audited.
1.According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.).
2.Senior positions represent 1% of total workforce.
3.Calculation of equal pay gap compares employees of the same job, level and function.
4.People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.
5.Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 bn.
6.In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group.
7.People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank).
8.Excluded Santander Universities and financial education initiatives.

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First nine months highlights

The Group is supporting its stakeholders in the difficulties they may have as a result of the current pandemic. We have put in place various contingency plans in the countries in which we operate.
We improved our score on the FTSE4Good index in which our contribution to sustainability received a score of 4.3 out of 5.
Santander Asset Management signed UN-supported Principles for Responsible Investment, which demonstrates once again our commitment to responsible investment.
In addition, the Group continued to develop responsible banking initiatives in the quarter, in the areas of environmental sustainability, diversity and community support, among others. The most relevant are detailed below.

As part of our corporate commitment to the environment, Santander continued financing green alternatives and renewable energies in its different countries.
We reached EUR 22 billion of green financing[1], bringing us closer to our commitment to reach EUR 120 billion by 2025.
We announced a joint plan with Bradesco and Itaú to promote sustainable development of the Amazon. Also in Brazil, we launched an operation worth BRL 620 million for Iguá Saneamento, the first national green bond in the country.
As for our environmental footprint, 66% of the energy we consume comes from renewable sources[1], progressing towards our commitment to source 100% of electricity from renewable sources by 2025[2].

Following our financial inclusion initiatives, we financially empowered 2.8 million people[1], making progress towards our commitment to financially empower 10 million people by 2025. Furthermore, we helped 640,529 micro-entrepreneurs in the first half of the year (+72% year-on-year) for a total amount of EUR 225 million (45% higher than the same period of 2019)[3].

Regarding our diversity and inclusion, Santander received the World’s Best Bank for Diversity and Inclusion award by Euromoney, thanks to our corporate culture policies and initiatives.

Following our commitment of acting responsibly towards our employees we are one of the five Best Workplaces for Women in Argentina, Santander UK was named as a Top 50 Employer for Gender Equality by The Times, and Banco Santander México ranked ninth among more than 3,000 participants of Super Empresas 2020, "Companies that everyone wants to work for".

We continued to invest in the communities in which we operate. Santander Universidades has granted 110,000 scholarships since January 2019[1], bringing us closer to our 200,000 commitment by 2021. Regarding out commitment to help people through our community investment programmes for children's education and social welfare, we helped more than 2.6 million people, progressing towards our aim to help four million people through our community investment programmes in 2021.
In addition, our efforts in Santander All. Together. Now. reached EUR 105 million for solidarity initiatives to fight COVID-19.

(1) FY 2019 + H1'2020 data. Non-audited data as of H1'2020.
(2) In those countries where it is possible to certify renewable sourced electricity. Non-audited data as of H1'2020.
(3) At constant exchange rates with current reference rate.
(4) FY 2019 + H1'2020 data (already exceeding 2020 estimates). Non-audited data as of H1'2020.
As a result of these efforts, Banco Santander was ranked the world’s most sustainable bank in the Dow Jones Sustainability Index for the first time and was also first in Europe for the second year running. The index evaluates the Group’s performance across economic, environmental and social dimensions.

We also continue to be part of several sustainability indices, providing non-financial information to markets, investors and ESG analysts.

52	January - September 2020

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CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy looking out for the interests of all its stakeholders and society in general

à    General Shareholders' Meeting
On 21 September 2020, the board of directors resolved to call a general shareholders’ meeting was held on 26 October 2020 (first call), or 27 October 2020 (second call). The following items included in the agenda of the general meeting will be submitted for shareholders’ approval:
•The proposal of application of results obtained during financial year 2019, allocating the Bank's profit for that year to increase the voluntary reserve, except for the amount assigned to the payment of the dividend prior to the General Shareholders' Meeting held on 3 April and the recommendation of the European Central Bank (ECB) on 27 March 2020 regarding the payment of dividends during the COVID-19 pandemic;
•A fully-paid capital increase to enable the distribution of new shares equivalent to EUR 0.10 per share as a complementary payment from 2019 to be made this year.
•A cash payment of EUR 0.10 per share, to be paid in 2021, with a resulting charge to share premium reserves, which will be conditional upon:
–Compliance with relevant European Central Bank (ECB) guidance and approval,
–the Group’s CET1 ratio remaining within or above its target range of 11-12% after distribution, and
–the total amount to be paid not exceeding 50% of the Bank’s 2020 consolidated underlying profit.
•The appointment of Mr Ramón Martín Chávez Márquez as a new independent director.
In order to minimise the need to travel and safeguard the health of its shareholders, employees and those involved in organising the event, the board has decided to relocate the meeting, from Santander to Boadilla del Monte (Madrid). Likewise, the board of directors recommends that shareholders use the different channels and means that the Bank has made available to participate in this ordinary general shareholders’ meeting, thus, avoiding, to the extent possible, attending the meeting physically. All the proposed agreements, relevant administrator reports and the necessary legal documentation were published on the Group’s website (www.santander.com) when the meeting was called.
à    Changes in the board
Since the pertinent regulatory authorisations for the appointment were obtained, and if his appointment is approved at the aforementioned Meeting, Mr Ramón Martín Chávez Márquez will join the Board of Directors, replacing Ms Esther Giménez-Salinas.
à    Appointments in the organisational structure of the Group's Senior Management
On 28 July 2020, the Bank announced the appointment of Ms Alexandra Brandão as the new global head of Human Resources. She will report to Mr Jaime Pérez Renovales, who will continue to be in charge of the General Secretariat division and as secretary to the board and, until 1 February 2021, as head of Human Resources. Ms Brandão's appointment is subject to regulatory approval.

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SANTANDER SHARE
On 2 April 2020, in view of the ECB’s recommendation in which it asked European banks to refrain from paying dividends with a charge to results from financial years 2019 and 2020, the board decided to cancel the payment of the 2019 final dividend and suspend the dividend policy for 2020. As a result, it withdrew the proposal for the distribution of 2019 results from the agenda of the General Shareholders’ Meeting held on 3 April 2020 and confirmed this would be reviewed at the AGM to be held in October 2020. On 27 July, the ECB extended its recommendation until 1 January 2021.
The board approved to submit to the general shareholders' meeting held on 27 October 2020 the proposal to make a fully-paid capital increase to enable the distribution of new shares equivalent to EUR 0.10 per share, as a complementary payment from 2019 to be made this year. As a result, the equivalent total payment corresponding to 2019 would be equivalent to EUR 0.20 per share.
Furthermore, the board is also asking shareholders to approve a cash payment of EUR 0.10 per share, to be paid in 2021, with a resulting charge to share premium reserves and subject to the European Central Bank (ECB) guidance and approval. It is also conditional upon the Group’s CET1 ratio remaining within or above its target range of 11-12% and the total amount to be paid not exceeding 50% of the Bank’s 2020 consolidated underlying profit.
The Bank had already accrued 6 bps of CET1 capital in June and added a further 13 bps in the third quarter, together with the aforementioned payment proposal to the general shareholders' meeting held on 27 October 2020.
àShareholder remuneration
The Santander share is listed in five markets, in Spain, Mexico and Poland as an ordinary share, in the US as an ADR and in the UK as a CDI.
The measures adopted by governments to contain the health crisis resulting from the fast spread of COVID-19 had a very severe effect on economic activity. The rapid adoption of monetary policy measures by central banks, together with the fiscal stimulus support packages that governments put in place, succeeded to counter the economic slowdown and increase confidence.
The processes of relaxation of confinement measures, which have been taking place in recent months in various countries, enabled the recovery of confidence and economic activity, which, however, is slower than expected. This, together with new outbreaks and the consequent fear of new confinement measures, has increased uncertainty in the stock markets.
Since the beginning of the year, the main markets performed better than the banking sector, the latter being influenced by the ECB's recommendation to not distribute dividends, as well as by the limitations of both the Bank of England and the Fed on dividend distribution and share buyback programmes, together with very low interest rates. In Spain, the Ibex 35 was down 29.7% and, in Europe, the DJ Stoxx 50 was down 14.7%. DJ Banks was down 42.3% and MSCI World Banks was down 33.4%. Santander share price fell 57.1%, to end the quarter at EUR 1.600.

Share price

START 31/12/2019	END 30/09/2020
€3.730	€1.600

Maximum 17/02/2020	Minimum 24/09/2020
€3.964	€1.502

Comparative share performance

54	January - September 2020

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SANTANDER SHARE
àMarket capitalisation and trading
As at 30 September 2020, Santander was the third largest bank in the Eurozone by market capitalisation and the 47th in the world among financial entities (EUR 26,582 million).
The share’s weighting in the DJ Stoxx 50 index was 6.0% and 11.5% in the DJ Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end-September was 7.5%.
A total of 14,213 million shares were traded in the year for an effective value of EUR 34,191 million and a liquidity ratio of 86%.
The daily trading volume was 74 million shares with an effective value of EUR 178 million.
àShareholder base
The total number of Santander shareholders at 30 September 2020 was 4,103,069, of which 3,765,646 were European (77.45% of the capital stock) and 320,039 from the Americas (21.25% of the capital stock).
Excluding the board, which holds 1.10% of the Bank’s capital stock, retail shareholders account for 42.81% and institutional shareholders account for 56.09%.
In a complicated environment derived from the health crisis, the Group has carried out various measures to protect its stakeholders. Our priorities were to protect the health of our employees, ensure the continuity of service to customers and foster their economic resilience, while we kept all channels open with our shareholders and investors to boost their confidence, which is reflected in an increase of almost 100,000 new shareholders since December.

Share capital distribution by geographic area
September 2020
The Americas	Europe	Other
21.25%	77.45%	1.30%

3rd	Bank in the Eurozone by market capitalisation
EUR 26,582 million

The Santander share
September 2020

Shares and trading data
Shares (number)	16,618,114,582
Average daily turnover (number of shares)	74,024,320
Share liquidity (%)	86
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.40
Free float (%)	99.82

Share capital distribution by type of shareholder
September 2020

Institutional:
56.09%
Board (*):
1.10%
Retail:
42.81%

(*) Shares owned or represented by directors.

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Interim consolidated director's report     January - September 2020

56	January - September 2020

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Group financial information

Net fee income. Consolidated
EUR million
	Q3'20	Q2'20	Change (%)	9M'20	9M'19	Change (%)
Fees from services	1,349	1,216	10.9	4,270	5,242	(18.5)
Wealth management and marketing of customer funds	835	780	7.1	2,543	2,867	(11.3)
Securities and custody	239	287	(16.7)	746	709	5.2
Net fee income	2,423	2,283	6.1	7,559	8,818	(14.3)

Operating expenses. Consolidated
EUR million
	Q3'20	Q2'20	Change (%)	9M'20	9M'19	Change (%)
Staff costs	2,628	2,568	2.3	8,095	9,088	(10.9)
Other general administrative expenses	1,764	1,818	(3.0)	5,531	6,012	(8.0)
Information technology	530	523	1.3	1,551	1,573	(1.4)
Communications	114	113	0.9	360	390	(7.7)
Advertising	123	123	—	382	489	(21.9)
Buildings and premises	177	174	1.7	561	641	(12.5)
Printed and office material	22	28	(21.4)	76	89	(14.6)
Taxes (other than tax on profits)	134	114	17.5	386	390	(1.0)
Other expenses	664	743	(10.6)	2,215	2,440	(9.2)
Administrative expenses	4,392	4,386	0.1	13,626	15,100	(9.8)
Depreciation and amortisation	681	690	(1.3)	2,100	2,209	(4.9)
Operating expenses	5,073	5,076	(0.1)	15,726	17,309	(9.1)

Operating means. Consolidated
	Employees			Branches
	Sep-20	Sep-19	Change	Sep-20	Sep-19	Change
Europe	84,876	89,255	(4,379)	5,058	5,993	(935)
Spain	27,053	29,713	(2,660)	3,110	3,852	(742)
Santander Consumer Finance	14,374	14,496	(122)	358	426	(68)
United Kingdom	23,645	24,999	(1,354)	564	629	(65)
Portugal	6,431	6,678	(247)	499	549	(50)
Poland	10,698	11,026	(328)	515	525	(10)
Other	2,675	2,343	332	12	12	—
North America	37,959	38,106	(147)	2,014	2,058	(44)
US	16,189	17,586	(1,397)	584	624	(40)
Mexico	21,770	20,520	1,250	1,430	1,434	(4)
South America	66,187	71,264	(5,077)	4,447	4,639	(192)
Brazil	43,689	48,347	(4,658)	3,562	3,686	(124)
Chile	11,200	11,642	(442)	354	380	(26)
Argentina	9,267	9,208	59	427	470	(43)
Other	2,031	2,067	(36)	104	103	1
Santander Global Platform	1,812	727	1,085	1	1	—
Corporate Centre	1,744	1,665	79
Total Group	192,578	201,017	(8,439)	11,520	12,691	(1,171)

Net loan-loss provisions. Consolidated
EUR million
	Q3'20	Q2'20	Change (%)	9M'20	9M'19	Change (%)
Non-performing loans	2,811	3,361	(16.4)	10,388	7,937	30.9
Country-risk	1	(1)	—	(6)	(5)	20.0
Recovery of written-off assets	(277)	(242)	14.5	(820)	(1,184)	(30.7)
Net loan-loss provisions	2,535	3,118	(18.7)	9,562	6,748	41.7

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Sep-20	Sep-19	Absolute	%	Dec-19
Commercial bills	28,454	32,690	(4,236)	(13.0)	37,753
Secured loans	496,769	502,132	(5,363)	(1.1)	513,929
Other term loans	272,950	266,372	6,578	2.5	267,138
Finance leases	35,751	35,669	82	0.2	35,788
Receivable on demand	8,771	7,693	1,078	14.0	7,714
Credit cards receivable	17,468	22,637	(5,169)	(22.8)	23,876
Impaired assets	29,884	32,941	(3,057)	(9.3)	32,559
Gross loans and advances to customers (excl. reverse repos)	890,047	900,134	(10,087)	(1.1)	918,757
Reverse repos	43,474	38,287	5,187	13.5	45,703
Gross loans and advances to customers	933,521	938,421	(4,900)	(0.5)	964,460
Loan-loss allowances	22,807	22,418	389	1.7	22,242
Loans and advances to customers	910,714	916,003	(5,289)	(0.6)	942,218

Total funds. Consolidated
EUR million
			Change
	Sep-20	Sep-19	Absolute	%	Dec-19
Demand deposits	621,361	574,803	46,558	8.1	588,534
Time deposits	180,571	201,865	(21,294)	(10.5)	196,920
Mutual funds	155,479	176,538	(21,059)	(11.9)	180,405
Customer funds	957,411	953,206	4,205	0.4	965,859
Pension funds	15,073	15,620	(547)	(3.5)	15,878
Managed portfolios	26,157	29,208	(3,051)	(10.4)	30,117
Repos	40,967	37,617	3,350	8.9	38,911
Total funds	1,039,608	1,035,651	3,957	0.4	1,050,765

Eligible capital (fully loaded). Consolidated
EUR million
			Change
	Sep-20	Sep-19	Absolute	%	Dec-19
Capital stock and reserves	125,333	120,475	4,858	4.0	120,260
Attributable profit	(9,048)	3,732	(12,780)	—	6,515
Dividends	—	(2,612)	2,612	(100.0)	(3,423)
Other retained earnings	(35,383)	(25,234)	(10,149)	40.2	(25,385)
Minority interests	6,741	6,412	328	5.1	6,441
Goodwill and intangible assets	(16,692)	(27,340)	10,649	(38.9)	(28,478)
Other deductions	(4,423)	(6,104)	1,681	(27.5)	(5,432)
Core CET1	66,528	69,330	(2,802)	(4.0)	70,497
Preferred shares and other eligible T1	8,740	8,516	224	2.6	8,467
Tier 1	75,268	77,846	(2,578)	(3.3)	78,964
Generic funds and eligible T2 instruments	11,279	12,251	(972)	(7.9)	11,973
Eligible capital	86,547	90,097	(3,549)	(3.9)	90,937
Risk-weighted assets	555,122	613,580	(58,458)	(9.5)	605,244

CET1 capital ratio	11.98	11.30	0.68		11.65
T1 capital ratio	13.56	12.69	0.87		13.05
Total capital ratio	15.59	14.68	0.91		15.02

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Financial information by segment

EUROPE						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	3,549	5.9	6.2	10,336	(3.1)	(2.4)
Net fee income	1,162	5.9	6.0	3,575	(9.3)	(9.0)
Gains (losses) on financial transactions (1)	338	56.6	57.2	696	14.9	15.3
Other operating income	106	—	—	99	(79.8)	(79.8)
Total income	5,155	12.6	12.9	14,706	(6.4)	(5.8)
Administrative expenses and amortisations	(2,542)	0.7	1.1	(7,779)	(6.4)	(5.9)
Net operating income	2,613	27.4	27.4	6,927	(6.4)	(5.7)
Net loan-loss provisions	(956)	9.0	9.3	(3,168)	136.3	138.0
Other gains (losses) and provisions	(196)	22.4	21.8	(551)	(1.5)	(0.8)
Profit before tax	1,461	44.1	44.0	3,208	(41.7)	(41.2)
Tax on profit	(406)	47.7	47.6	(898)	(40.0)	(39.6)
Profit from continuing operations	1,055	42.7	42.7	2,310	(42.3)	(41.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,055	42.7	42.7	2,310	(42.3)	(41.8)
Non-controlling interests	(108)	1.1	1.1	(288)	(20.4)	(19.6)
Underlying attributable profit to the parent	947	49.8	49.7	2,022	(44.4)	(44.0)

Balance sheet
Loans and advances to customers	673,172	(1.6)	(1.5)	673,172	2.9	4.4
Cash, central banks and credit institutions	227,581	(11.8)	(11.8)	227,581	23.4	24.1
Debt instruments	88,604	(2.7)	(2.4)	88,604	(19.9)	(19.1)
Other financial assets	53,016	(2.1)	(2.1)	53,016	(6.8)	(6.6)
Other asset accounts	45,423	0.5	0.6	45,423	1.9	2.9
Total assets	1,087,796	(4.0)	(3.9)	1,087,796	3.5	4.7
Customer deposits	612,844	0.5	0.5	612,844	3.9	5.2
Central banks and credit institutions	215,775	(14.2)	(13.9)	215,775	15.1	16.1
Marketable debt securities	126,016	(2.0)	(2.0)	126,016	(3.4)	(1.8)
Other financial liabilities	61,808	(13.6)	(13.6)	61,808	(10.8)	(10.6)
Other liabilities accounts	16,011	(5.8)	(5.7)	16,011	(11.8)	(10.7)
Total liabilities	1,032,454	(4.3)	(4.2)	1,032,454	3.8	4.9
Total equity	55,342	1.5	1.8	55,342	(0.5)	1.1

Memorandum items:
Gross loans and advances to customers (2)	647,911	(1.2)	(1.1)	647,911	2.0	3.4
Customer funds	681,699	1.4	1.5	681,699	2.9	4.1
Customer deposits (3)	594,364	0.9	1.0	594,364	3.3	4.5
Mutual funds	87,335	4.6	4.7	87,335	0.5	0.9

Ratios (%) and operating means
Underlying RoTE	7.83	2.56		5.56	(4.43)
Efficiency ratio	49.3	(5.9)		52.9	—
NPL ratio	3.13	(0.11)		3.13	(0.34)
NPL coverage	55.8	2.4		55.8	7.6
Number of employees	84,876	(0.4)		84,876	(4.9)
Number of branches	5,058	(4.7)		5,058	(15.6)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

Spain				Q
EUR million
		/ Q2'20		/ 9M'19
Underlying income statement	Q3'20%		9M'20%
Net interest income	1,034	11.1	2,890	(3.2)
Net fee income	562	5.1	1,740	(6.5)
Gains (losses) on financial transactions (1)	194	(22.4)	601	(8.8)
Other operating income	10	—	(80)	—
Total income	1,800	15.3	5,150	(9.6)
Administrative expenses and amortisations	(893)	(0.4)	(2,734)	(10.2)
Net operating income	907	36.4	2,417	(8.9)
Net loan-loss provisions	(449)	43.6	(1,390)	104.4
Other gains (losses) and provisions	(112)	(2.7)	(331)	(6.8)
Profit before tax	346	45.8	696	(57.0)
Tax on profit	(100)	30.4	(200)	(53.8)
Profit from continuing operations	246	53.3	496	(58.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	246	53.3	496	(58.1)
Non-controlling interests	—	(40.0)	—	51.1
Underlying attributable profit to the parent	246	53.1	497	(58.1)

Balance sheet
Loans and advances to customers	192,894	(2.3)	192,894	2.6
Cash, central banks and credit institutions	112,338	3.7	112,338	38.2
Debt instruments	21,766	(13.3)	21,766	(39.4)
Other financial assets	2,571	54.8	2,571	72.0
Other asset accounts	22,727	(2.1)	22,727	(0.3)
Total assets	352,296	(1.0)	352,296	6.9
Customer deposits	250,369	0.9	250,369	1.8
Central banks and credit institutions	47,536	1.3	47,536	68.6
Marketable debt securities	26,141	(4.5)	26,141	(0.5)
Other financial liabilities	7,858	(36.5)	7,858	(18.6)
Other liabilities accounts	4,012	(22.2)	4,012	(6.8)
Total liabilities	335,916	(1.2)	335,916	6.8
Total equity	16,380	3.2	16,380	8.2

Memorandum items:
Gross loans and advances to customers (2)	198,951	(2.4)	198,951	2.3
Customer funds	316,597	1.5	316,597	1.2
Customer deposits (3)	250,369	0.9	250,369	2.0
Mutual funds	66,228	3.9	66,228	(1.8)

Ratios (%) and operating means
Underlying RoTE	6.13	1.94	4.21	(6.38)
Efficiency ratio	49.6	(7.8)	53.1	(0.4)
NPL ratio	5.98	(0.57)	5.98	(1.25)
NPL coverage	46.0	2.7	46.0	5.4
Number of employees	27,053	(0.8)	27,053	(9.0)
Number of branches	3,110	(3.5)	3,110	(19.3)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

Santander Consumer Finance						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	945	(0.2)	(0.8)	2,871	(0.6)	1.1
Net fee income	205	29.4	29.1	551	(12.2)	(11.8)
Gains (losses) on financial transactions (1)	6	35.4	43.2	2	—	—
Other operating income	39	—	—	38	178.2	190.8
Total income	1,196	9.2	8.7	3,462	(1.8)	(0.3)
Administrative expenses and amortisations	(483)	3.1	2.6	(1,467)	(4.7)	(3.4)
Net operating income	712	13.7	13.2	1,995	0.5	2.1
Net loan-loss provisions	(211)	15.1	14.4	(712)	117.1	120.4
Other gains (losses) and provisions	(13)	—	—	54	1.6	(0.6)
Profit before tax	489	4.9	4.5	1,337	(21.8)	(20.6)
Tax on profit	(133)	0.9	0.7	(372)	(23.7)	(22.7)
Profit from continuing operations	355	6.5	6.0	965	(21.1)	(19.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	355	6.5	6.0	965	(21.1)	(19.8)
Non-controlling interests	(71)	(5.9)	(6.0)	(204)	(10.5)	(10.3)
Underlying attributable profit to the parent	284	10.2	9.6	761	(23.5)	(22.1)

Balance sheet
Loans and advances to customers	98,604	(0.7)	(0.4)	98,604	0.5	2.0
Cash, central banks and credit institutions	10,562	7.4	7.8	10,562	60.2	63.9
Debt instruments	5,559	21.8	22.4	5,559	68.3	73.4
Other financial assets	28	(7.1)	(6.9)	28	(24.4)	(23.4)
Other asset accounts	5,268	27.9	28.2	5,268	36.2	37.6
Total assets	120,022	1.9	2.2	120,022	7.2	8.9
Customer deposits	38,760	1.2	1.5	38,760	2.2	4.1
Central banks and credit institutions	30,568	5.1	5.3	30,568	29.0	30.5
Marketable debt securities	34,433	(0.7)	(0.6)	34,433	(0.4)	0.9
Other financial liabilities	1,414	0.2	0.5	1,414	36.3	37.2
Other liabilities accounts	3,846	6.5	6.7	3,846	(3.8)	(2.9)
Total liabilities	109,021	1.8	2.0	109,021	7.7	9.3
Total equity	11,001	2.9	3.4	11,001	2.7	5.0

Memorandum items:
Gross loans and advances to customers (2)	101,314	(0.6)	(0.4)	101,314	0.8	2.4
Customer funds	38,760	1.2	1.5	38,760	2.2	4.1
Customer deposits (3)	38,760	1.2	1.5	38,760	2.2	4.1
Mutual funds	—	—	—	—	—	—

Ratios (%) and operating means
Underlying RoTE	13.31	1.27		11.76	(3.73)
Efficiency ratio	40.4	(2.4)		42.4	(1.3)
NPL ratio	2.50	(0.02)		2.50	0.25
NPL coverage	108.2	2.1		108.2	4.0
Number of employees	14,374	4.8		14,374	(0.8)
Number of branches	358	(12.0)		358	(16.0)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2020	61

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Financial information by segment

United Kingdom						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	976	12.1	14.1	2,745	(2.9)	(2.7)
Net fee income	117	21.8	23.2	407	(36.4)	(36.3)
Gains (losses) on financial transactions (1)	16	—	—	9	73.7	74.0
Other operating income	8	(36.4)	(34.3)	33	(8.5)	(8.3)
Total income	1,117	14.1	16.0	3,193	(9.0)	(8.8)
Administrative expenses and amortisations	(646)	(1.6)	0.5	(2,016)	(5.1)	(4.9)
Net operating income	471	45.9	47.6	1,178	(14.9)	(14.8)
Net loan-loss provisions	(189)	(21.0)	(18.9)	(619)	294.7	295.4
Other gains (losses) and provisions	(36)	733.3	593.4	(115)	(2.0)	(1.9)
Profit before tax	246	209.0	208.9	444	(60.0)	(59.9)
Tax on profit	(61)	236.6	236.1	(108)	(59.4)	(59.4)
Profit from continuing operations	184	200.8	200.8	336	(60.2)	(60.1)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	184	200.8	200.8	336	(60.2)	(60.1)
Non-controlling interests	(5)	(28.7)	(26.6)	(18)	10.7	10.9
Underlying attributable profit to the parent	179	230.0	229.5	318	(61.6)	(61.5)

Balance sheet
Loans and advances to customers	259,417	(0.3)	(0.5)	259,417	—	2.6
Cash, central banks and credit institutions	46,845	(2.5)	(2.7)	46,845	44.1	47.8
Debt instruments	13,902	(18.2)	(18.4)	13,902	(42.7)	(41.3)
Other financial assets	1,776	20.4	20.2	1,776	68.7	72.9
Other asset accounts	10,106	(4.1)	(4.3)	10,106	(6.2)	(3.9)
Total assets	332,046	(1.5)	(1.7)	332,046	1.3	3.8
Customer deposits	225,347	0.1	(0.1)	225,347	4.9	7.6
Central banks and credit institutions	25,606	(12.2)	(12.3)	25,606	7.7	10.4
Marketable debt securities	58,188	(2.9)	(3.1)	58,188	(9.0)	(6.7)
Other financial liabilities	3,123	3.0	2.8	3,123	8.2	10.9
Other liabilities accounts	4,540	(1.7)	(1.8)	4,540	(20.9)	(18.9)
Total liabilities	316,803	(1.6)	(1.8)	316,803	1.8	4.4
Total equity	15,243	(0.2)	(0.4)	15,243	(9.2)	(6.9)

Memorandum items:
Gross loans and advances to customers (2)	238,148	0.2	0.1	238,148	1.0	3.5
Customer funds	216,396	1.5	1.4	216,396	3.6	6.2
Customer deposits (3)	208,978	1.6	1.4	208,978	4.0	6.7
Mutual funds	7,418	0.3	0.1	7,418	(7.1)	(4.8)

Ratios (%) and operating means
Underlying RoTE	5.34	3.79		3.05	(4.40)
Efficiency ratio	57.8	(9.2)		63.1	2.6
NPL ratio	1.30	0.22		1.30	0.22
NPL coverage	44.5	(1.5)		44.5	10.4
Number of employees	23,645	(2.1)		23,645	(5.4)
Number of branches	564	(8.3)		564	(10.3)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

62	January - September 2020

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Financial information by segment

Portugal				Q
EUR million
		/ Q2'20		/ 9M'19
Underlying income statement	Q3'20%		9M'20%
Net interest income	193	(2.4)	592	(7.9)
Net fee income	94	4.6	285	(2.5)
Gains (losses) on financial transactions (1)	15	(57.5)	106	4.7
Other operating income	10	—	(3)	—
Total income	312	(1.7)	979	(6.1)
Administrative expenses and amortisations	(146)	0.7	(442)	(5.4)
Net operating income	166	(3.6)	538	(6.6)
Net loan-loss provisions	(47)	95.3	(152)	—
Other gains (losses) and provisions	1	—	(36)	18.4
Profit before tax	120	(9.4)	350	(37.2)
Tax on profit	(37)	(10.0)	(107)	(37.5)
Profit from continuing operations	83	(9.1)	243	(37.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	83	(9.1)	243	(37.0)
Non-controlling interests	—	—	—	(66.9)
Underlying attributable profit to the parent	83	(9.2)	243	(36.9)

Balance sheet
Loans and advances to customers	37,604	1.4	37,604	5.5
Cash, central banks and credit institutions	6,803	(22.4)	6,803	59.8
Debt instruments	11,673	(0.9)	11,673	(11.8)
Other financial assets	1,491	(2.6)	1,491	(16.3)
Other asset accounts	1,732	4.3	1,732	(10.4)
Total assets	59,302	(2.5)	59,302	4.3
Customer deposits	40,179	0.4	40,179	2.9
Central banks and credit institutions	9,734	(16.0)	9,734	24.5
Marketable debt securities	3,274	0.2	3,274	(4.0)
Other financial liabilities	265	3.7	265	(12.1)
Other liabilities accounts	1,820	2.0	1,820	(1.5)
Total liabilities	55,271	(2.9)	55,271	5.4
Total equity	4,031	3.6	4,031	(8.7)

Memorandum items:
Gross loans and advances to customers (2)	38,646	1.4	38,646	5.8
Customer funds	43,160	0.6	43,160	2.4
Customer deposits (3)	40,179	0.4	40,179	2.9
Mutual funds	2,982	3.4	2,982	(4.4)

Ratios (%) and operating means
Underlying RoTE	8.50	(1.10)	8.50	(3.70)
Efficiency ratio	46.7	1.1	45.1	0.3
NPL ratio	4.25	(0.18)	4.25	(0.65)
NPL coverage	64.3	3.4	64.3	12.8
Number of employees	6,431	(1.2)	6,431	(3.7)
Number of branches	499	(5.0)	499	(9.1)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2020	63

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Financial information by segment

Poland						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	246	(2.0)	(3.5)	794	(8.1)	(5.5)
Net fee income	112	8.3	6.7	332	(4.9)	(2.2)
Gains (losses) on financial transactions (1)	35	63.1	62.6	64	1.7	4.5
Other operating income	1	(40.8)	199.7	(54)	209.9	218.5
Total income	394	4.3	3.1	1,136	(9.7)	(7.2)
Administrative expenses and amortisations	(161)	12.4	10.6	(475)	(9.3)	(6.8)
Net operating income	233	(0.6)	(1.5)	661	(10.0)	(7.5)
Net loan-loss provisions	(65)	(26.3)	(27.2)	(249)	50.1	54.2
Other gains (losses) and provisions	(32)	(21.2)	(21.9)	(108)	17.2	20.5
Profit before tax	136	29.0	28.2	303	(36.2)	(34.4)
Tax on profit	(36)	15.0	13.7	(97)	(17.2)	(14.9)
Profit from continuing operations	100	34.9	34.4	206	(42.5)	(40.9)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	100	34.9	34.4	206	(42.5)	(40.9)
Non-controlling interests	(32)	35.3	34.9	(65)	(43.2)	(41.6)
Underlying attributable profit to the parent	68	34.7	34.2	142	(42.1)	(40.5)

Balance sheet
Loans and advances to customers	28,217	(3.3)	(1.4)	28,217	(2.8)	0.6
Cash, central banks and credit institutions	1,956	(34.9)	(33.6)	1,956	(42.3)	(40.3)
Debt instruments	13,273	9.4	11.6	13,273	57.7	63.2
Other financial assets	537	5.1	7.2	537	(22.0)	(19.2)
Other asset accounts	1,397	2.2	4.2	1,397	6.2	9.9
Total assets	45,381	(1.8)	0.2	45,381	5.9	9.6
Customer deposits	33,952	(1.1)	0.9	33,952	8.6	12.4
Central banks and credit institutions	2,600	(10.2)	(8.5)	2,600	(2.5)	0.9
Marketable debt securities	1,958	(4.8)	(2.9)	1,958	(11.0)	(8.0)
Other financial liabilities	653	(3.9)	(2.1)	653	(31.5)	(29.1)
Other liabilities accounts	1,138	(3.8)	(1.9)	1,138	20.0	24.2
Total liabilities	40,301	(2.0)	(0.1)	40,301	6.0	9.6
Total equity	5,079	0.3	2.2	5,079	5.8	9.5

Memorandum items:
Gross loans and advances to customers (2)	29,205	(3.1)	(1.2)	29,205	(2.5)	0.9
Customer funds	37,606	—	1.9	37,606	6.1	9.8
Customer deposits (3)	33,952	(1.0)	0.9	33,952	8.6	12.4
Mutual funds	3,653	10.0	12.2	3,653	(12.6)	(9.5)

Ratios (%) and operating means
Underlying RoTE	8.40	2.02		5.91	(4.62)
Efficiency ratio	40.8	2.9		41.8	0.2
NPL ratio	4.58	0.01		4.58	0.23
NPL coverage	70.8	1.8		70.8	1.8
Number of employees	10,698	(2.5)		10,698	(3.0)
Number of branches	515	(2.6)		515	(1.9)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

64	January - September 2020

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Financial information by segment

Other Europe
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	155	0.4	1.7	444	(4.4)	(4.4)
Net fee income	71	(37.7)	(36.6)	260	52.4	52.4
Gains (losses) on financial transactions (1)	72	—	—	(85)	(61.0)	(61.0)
Other operating income	38	(46.9)	(47.1)	166	(36.8)	(36.8)
Total income	337	36.9	38.8	785	15.5	15.5
Administrative expenses and amortisations	(214)	(1.3)	—	(647)	5.5	5.5
Net operating income	123	318.5	328.8	138	106.8	106.9
Net loan-loss provisions	5	—	—	(46)	115.6	115.6
Other gains (losses) and provisions	(4)	(44.0)	(44.0)	(16)	(12.3)	(12.3)
Profit before tax	124	—	—	77	175.9	176.0
Tax on profit	(38)	—	—	(14)	(38.6)	(38.6)
Profit from continuing operations	86	377.1	392.1	63	—	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	86	377.0	392.0	63	—	—
Non-controlling interests	—	(68.5)	(66.9)	(1)	(55.0)	(54.9)
Underlying attributable profit to the parent	86	407.5	424.2	61	—	—

Balance sheet
Loans and advances to customers	56,436	(8.0)	(7.3)	56,436	28.1	30.1
Cash, central banks and credit institutions	49,076	(38.7)	(38.6)	49,076	(13.0)	(13.1)
Debt instruments	22,432	9.6	9.7	22,432	(12.0)	(11.6)
Other financial assets	46,612	(4.8)	(4.8)	46,612	(10.1)	(10.0)
Other asset accounts	4,194	(3.0)	(1.6)	4,194	7.8	11.0
Total assets	178,750	(16.9)	(16.6)	178,750	(1.6)	(1.1)
Customer deposits	24,237	0.6	1.1	24,237	16.2	17.1
Central banks and credit institutions	99,731	(24.3)	(23.9)	99,731	(1.5)	(1.0)
Marketable debt securities	2,022	61.8	61.8	2,022	—	—
Other financial liabilities	48,495	(9.8)	(9.8)	48,495	(10.9)	(10.8)
Other liabilities accounts	656	0.8	0.9	656	(50.2)	(49.9)
Total liabilities	175,142	(17.2)	(16.9)	175,142	(1.5)	(1.1)
Total equity	3,608	(3.8)	(2.5)	3,608	(4.9)	(2.1)

Memorandum items:
Gross loans and advances to customers (2)	41,647	(6.3)	(5.3)	41,647	9.0	10.9
Customer funds	29,180	2.3	2.7	29,180	17.0	17.7
Customer deposits (3)	22,127	(1.4)	(0.9)	22,127	6.4	7.1
Mutual funds	7,053	15.9	15.9	7,053	70.3	70.3

Resources
Number of employees	2,675	2.8		2,675	14.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2020	65

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Financial information by segment

NORTH AMERICA						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	2,075	(0.2)	4.2	6,415	(3.7)	0.2
Net fee income	406	1.6	5.5	1,267	(6.1)	(1.0)
Gains (losses) on financial transactions (1)	33	(76.1)	(72.0)	239	62.3	68.7
Other operating income	163	82.3	94.3	399	(19.8)	(21.2)
Total income	2,678	(1.0)	3.4	8,319	(3.9)	(0.1)
Administrative expenses and amortisations	(1,097)	(1.8)	2.7	(3,438)	(5.9)	(2.3)
Net operating income	1,581	(0.5)	4.0	4,882	(2.4)	1.5
Net loan-loss provisions	(775)	(30.9)	(25.9)	(3,144)	20.6	24.0
Other gains (losses) and provisions	(24)	(32.1)	(28.5)	(74)	(57.2)	(56.8)
Profit before tax	781	81.5	82.3	1,664	(25.1)	(20.9)
Tax on profit	(248)	320.0	305.1	(424)	(23.1)	(19.4)
Profit from continuing operations	533	43.6	45.6	1,240	(25.8)	(21.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	533	43.6	45.6	1,240	(25.8)	(21.4)
Non-controlling interests	(89)	154.6	158.0	(179)	(54.3)	(52.0)
Underlying attributable profit to the parent	444	32.1	34.1	1,061	(17.0)	(11.9)

Balance sheet
Loans and advances to customers	122,759	(7.9)	(4.9)	122,759	(6.7)	3.5
Cash, central banks and credit institutions	28,408	(8.2)	(5.7)	28,408	21.8	38.1
Debt instruments	36,721	(1.7)	0.1	36,721	8.7	24.1
Other financial assets	17,345	(14.2)	(13.0)	17,345	44.0	66.1
Other asset accounts	20,812	(4.7)	(1.2)	20,812	(8.0)	1.0
Total assets	226,045	(7.2)	(4.6)	226,045	1.2	13.1
Customer deposits	108,232	(4.6)	(1.8)	108,232	5.6	18.1
Central banks and credit institutions	29,654	(16.4)	(14.3)	29,654	(4.8)	7.4
Marketable debt securities	39,946	(7.6)	(4.3)	39,946	(9.7)	(1.0)
Other financial liabilities	18,569	(13.2)	(12.1)	18,569	27.7	48.2
Other liabilities accounts	6,376	(3.1)	(0.6)	6,376	3.5	15.8
Total liabilities	202,777	(7.9)	(5.3)	202,777	2.1	14.2
Total equity	23,268	(1.0)	2.2	23,268	(5.7)	4.6

Memorandum items:
Gross loans and advances to customers (2)	122,634	(6.5)	(3.4)	122,634	(4.5)	6.1
Customer funds	117,297	(6.0)	(3.2)	117,297	2.7	15.3
Customer deposits (3)	96,705	(7.7)	(4.8)	96,705	4.5	16.7
Mutual funds	20,592	2.6	4.9	20,592	(4.8)	9.0

Ratios (%) and operating means
Underlying RoTE	8.58	2.11		6.78	(2.13)
Efficiency ratio	41.0	(0.3)		41.3	(0.9)
NPL ratio	1.96	0.23		1.96	(0.25)
NPL coverage	201.6	(4.9)		201.6	46.0
Number of employees	37,959	(0.4)		37,959	(0.4)
Number of branches	2,014	(1.4)		2,014	(2.1)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

66	January - September 2020

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Financial information by segment

United States						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	1,406	(1.6)	4.5	4,297	(0.5)	(0.5)
Net fee income	218	1.3	7.7	682	(4.7)	(4.7)
Gains (losses) on financial transactions (1)	12	(76.7)	(72.3)	108	10.8	10.8
Other operating income	194	80.7	89.7	472	(18.1)	(18.1)
Total income	1,830	1.6	7.9	5,559	(2.7)	(2.6)
Administrative expenses and amortisations	(722)	(7.0)	(1.0)	(2,307)	(5.0)	(4.9)
Net operating income	1,108	8.1	14.6	3,252	(1.0)	(0.9)
Net loan-loss provisions	(572)	(31.2)	(25.4)	(2,376)	21.0	21.0
Other gains (losses) and provisions	(20)	(31.0)	(27.2)	(56)	(65.0)	(65.0)
Profit before tax	515	215.3	225.5	820	(29.2)	(29.2)
Tax on profit	(182)	—	—	(218)	(32.0)	(32.0)
Profit from continuing operations	333	95.7	102.9	602	(28.2)	(28.1)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	333	95.7	102.9	602	(28.2)	(28.1)
Non-controlling interests	(74)	275.5	289.4	(132)	(39.7)	(39.7)
Underlying attributable profit to the parent	259	72.2	78.5	470	(24.1)	(24.0)

Balance sheet
Loans and advances to customers	93,850	(8.7)	(4.7)	93,850	(5.0)	2.5
Cash, central banks and credit institutions	16,680	(13.2)	(9.4)	16,680	30.3	40.5
Debt instruments	14,479	(9.5)	(5.6)	14,479	(13.1)	(6.3)
Other financial assets	4,988	(23.0)	(19.6)	4,988	2.5	10.6
Other asset accounts	17,762	(5.3)	(1.1)	17,762	(6.8)	0.6
Total assets	147,760	(9.5)	(5.5)	147,760	(2.9)	4.7
Customer deposits	73,316	(5.9)	(1.8)	73,316	6.9	15.3
Central banks and credit institutions	15,665	(25.4)	(22.1)	15,665	(15.1)	(8.4)
Marketable debt securities	32,558	(9.4)	(5.4)	32,558	(13.3)	(6.5)
Other financial liabilities	5,002	(24.0)	(20.7)	5,002	(2.0)	5.7
Other liabilities accounts	3,846	(2.1)	2.1	3,846	(6.8)	0.6
Total liabilities	130,388	(10.3)	(6.4)	130,388	(2.6)	5.1
Total equity	17,373	(2.5)	1.7	17,373	(5.4)	2.1

Memorandum items:
Gross loans and advances to customers (2)	92,836	(7.9)	(3.9)	92,836	(2.0)	5.7
Customer funds	79,492	(8.3)	(4.3)	79,492	8.0	16.5
Customer deposits (3)	68,962	(9.5)	(5.6)	68,962	8.7	17.3
Mutual funds	10,529	0.2	4.6	10,529	3.6	11.8

Ratios (%) and operating means
Underlying RoTE	6.51	2.72		3.99	(1.57)
Efficiency ratio	39.5	(3.7)		41.5	(1.0)
NPL ratio	1.85	0.36		1.85	(0.33)
NPL coverage	228.8	(24.3)		228.8	62.2
Number of employees	16,189	(6.4)		16,189	(7.9)
Number of branches	584	(4.9)		584	(6.4)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2020	67

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Financial information by segment

Mexico						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	669	3.0	3.6	2,118	(9.5)	1.7
Net fee income	189	2.1	3.2	584	(7.7)	3.8
Gains (losses) on financial transactions (1)	21	(75.8)	(71.8)	132	162.1	194.7
Other operating income	(31)	73.0	69.1	(74)	(7.6)	3.9
Total income	848	(6.3)	(4.8)	2,760	(6.3)	5.4
Administrative expenses and amortisations	(375)	10.0	10.3	(1,130)	(7.8)	3.7
Net operating income	473	(16.2)	(14.0)	1,629	(5.2)	6.6
Net loan-loss provisions	(203)	(30.3)	(27.2)	(767)	19.6	34.5
Other gains (losses) and provisions	(4)	(37.1)	(34.2)	(18)	38.3	55.6
Profit before tax	266	(0.4)	0.7	844	(20.6)	(10.8)
Tax on profit	(66)	0.5	1.7	(206)	(10.9)	0.2
Profit from continuing operations	200	(0.6)	0.4	638	(23.4)	(13.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	200	(0.6)	0.4	638	(23.4)	(13.8)
Non-controlling interests	(15)	(2.1)	(0.8)	(47)	(72.8)	(69.4)
Underlying attributable profit to the parent	185	(0.5)	0.5	591	(10.3)	0.8

Balance sheet
Loans and advances to customers	28,909	(5.4)	(5.4)	28,909	(11.7)	6.9
Cash, central banks and credit institutions	11,728	0.1	0.1	11,728	11.5	34.9
Debt instruments	22,241	4.1	4.1	22,241	29.9	57.2
Other financial assets	12,357	(10.0)	(10.0)	12,357	72.0	108.2
Other asset accounts	3,050	(1.4)	(1.4)	3,050	(14.6)	3.3
Total assets	78,285	(2.7)	(2.7)	78,285	10.1	33.2
Customer deposits	34,916	(1.7)	(1.7)	34,916	2.9	24.6
Central banks and credit institutions	13,989	(3.5)	(3.5)	13,989	10.0	33.2
Marketable debt securities	7,388	1.1	1.2	7,388	10.4	33.7
Other financial liabilities	13,567	(8.4)	(8.4)	13,567	43.8	74.1
Other liabilities accounts	2,530	(4.5)	(4.4)	2,530	24.3	50.5
Total liabilities	72,390	(3.2)	(3.2)	72,390	11.7	35.2
Total equity	5,895	3.6	3.6	5,895	(6.8)	12.8

Memorandum items:
Gross loans and advances to customers (2)	29,798	(1.7)	(1.7)	29,798	(11.3)	7.3
Customer funds	37,806	(0.7)	(0.7)	37,806	(6.9)	12.7
Customer deposits (3)	27,743	(2.7)	(2.7)	27,743	(4.8)	15.2
Mutual funds	10,063	5.2	5.2	10,063	(12.3)	6.2

Ratios (%) and operating means
Underlying RoTE	14.48	(0.62)		15.13	(5.14)
Efficiency ratio	44.2	6.6		41.0	(0.7)
NPL ratio	2.33	(0.17)		2.33	0.03
NPL coverage	132.6	17.7		132.6	7.4
Number of employees	21,770	4.6		21,770	6.1
Number of branches	1,430	0.1		1,430	(0.3)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

68	January - September 2020

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Financial information by segment

SOUTH AMERICA						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	2,486	(4.6)	2.6	8,157	(18.1)	4.6
Net fee income	841	8.7	14.8	2,688	(24.5)	(2.8)
Gains (losses) on financial transactions (1)	177	(51.2)	(44.4)	608	38.4	71.3
Other operating income	(27)	(47.5)	(34.9)	(122)	(50.7)	(33.2)
Total income	3,477	(5.8)	1.4	11,331	(17.4)	5.5
Administrative expenses and amortisations	(1,238)	(2.9)	4.6	(3,998)	(18.3)	4.5
Net operating income	2,240	(7.3)	(0.3)	7,333	(16.8)	6.1
Net loan-loss provisions	(787)	(29.1)	(21.8)	(3,221)	16.1	48.8
Other gains (losses) and provisions	(70)	35.1	36.7	(264)	(47.0)	(30.2)
Profit before tax	1,382	10.3	17.3	3,847	(30.6)	(11.9)
Tax on profit	(546)	16.0	22.7	(1,432)	(30.5)	(11.0)
Profit from continuing operations	837	6.8	14.1	2,415	(30.6)	(12.5)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	837	6.8	14.1	2,415	(30.6)	(12.5)
Non-controlling interests	(101)	2.6	7.0	(296)	(41.4)	(27.7)
Underlying attributable profit to the parent	736	7.4	15.1	2,119	(28.8)	(9.8)

Balance sheet
Loans and advances to customers	109,049	(1.8)	3.1	109,049	(12.0)	17.5
Cash, central banks and credit institutions	40,710	(8.5)	(3.0)	40,710	(13.2)	21.3
Debt instruments	43,336	(4.2)	2.1	43,336	(11.8)	25.8
Other financial assets	16,902	(18.3)	(16.1)	16,902	22.6	57.0
Other asset accounts	15,730	(5.2)	0.4	15,730	(8.4)	27.1
Total assets	225,728	(5.2)	(0.1)	225,728	(10.0)	22.7
Customer deposits	110,459	(1.9)	3.7	110,459	(1.2)	34.2
Central banks and credit institutions	36,790	(13.2)	(8.7)	36,790	(14.5)	17.8
Marketable debt securities	20,728	(13.5)	(9.8)	20,728	(34.2)	(11.9)
Other financial liabilities	31,529	(2.1)	2.1	31,529	0.3	37.7
Other liabilities accounts	7,888	(4.0)	2.1	7,888	(22.8)	8.2
Total liabilities	207,395	(5.5)	(0.5)	207,395	(9.0)	24.0
Total equity	18,333	(1.5)	4.0	18,333	(19.9)	9.9

Memorandum items:
Gross loans and advances to customers (2)	113,582	(1.9)	3.0	113,582	(12.4)	17.0
Customer funds	146,465	(2.3)	3.3	146,465	(11.9)	20.9
Customer deposits (3)	99,498	(2.4)	3.0	99,498	0.9	35.8
Mutual funds	46,966	(2.1)	4.1	46,966	(30.6)	(1.9)

Ratios (%) and operating means
Underlying RoTE	19.01	1.51		17.30	(3.55)
Efficiency ratio	35.6	1.1		35.3	(0.4)
NPL ratio	4.40	(0.34)		4.40	(0.41)
NPL coverage	97.2	4.2		97.2	7.5
Number of employees	66,187	(2.2)		66,187	(7.1)
Number of branches	4,447	(1.0)		4,447	(4.1)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2020	69

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Financial information by segment

Brazil						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	1,756	(3.1)	3.2	5,840	(22.5)	—
Net fee income	664	8.1	13.3	2,148	(24.0)	(1.8)
Gains (losses) on financial transactions (1)	93	(62.4)	(55.0)	353	150.4	223.4
Other operating income	21	—	—	(19)	(84.1)	(79.5)
Total income	2,534	(4.4)	2.2	8,322	(19.9)	3.5
Administrative expenses and amortisations	(805)	(3.6)	2.9	(2,644)	(21.4)	1.5
Net operating income	1,729	(4.8)	1.8	5,677	(19.2)	4.4
Net loan-loss provisions	(569)	(32.5)	(24.8)	(2,478)	11.5	43.9
Other gains (losses) and provisions	(68)	115.9	89.4	(226)	(54.6)	(41.4)
Profit before tax	1,092	15.9	22.5	2,973	(30.9)	(10.7)
Tax on profit	(481)	17.7	24.6	(1,257)	(28.8)	(8.1)
Profit from continuing operations	611	14.6	20.9	1,716	(32.3)	(12.6)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	611	14.6	20.9	1,716	(32.3)	(12.6)
Non-controlling interests	(61)	11.1	17.8	(171)	(40.2)	(22.8)
Underlying attributable profit to the parent	550	15.0	21.2	1,545	(31.3)	(11.3)

Balance sheet
Loans and advances to customers	59,820	(2.8)	4.2	59,820	(17.3)	20.8
Cash, central banks and credit institutions	28,219	(5.3)	1.6	28,219	(20.9)	15.5
Debt instruments	33,312	(6.6)	0.2	33,312	(22.9)	12.5
Other financial assets	5,984	(16.8)	(10.7)	5,984	(0.9)	44.7
Other asset accounts	11,421	(4.4)	2.6	11,421	(11.2)	29.6
Total assets	138,757	(5.1)	1.8	138,757	(18.4)	19.1
Customer deposits	69,485	0.4	7.7	69,485	(2.0)	43.1
Central banks and credit institutions	20,064	(23.9)	(18.4)	20,064	(36.9)	(7.9)
Marketable debt securities	12,047	(15.2)	(9.0)	12,047	(40.2)	(12.7)
Other financial liabilities	19,416	8.1	15.9	19,416	(15.6)	23.2
Other liabilities accounts	6,004	(4.4)	2.6	6,004	(26.3)	7.6
Total liabilities	127,017	(5.2)	1.7	127,017	(17.5)	20.4
Total equity	11,740	(3.2)	3.9	11,740	(27.0)	6.5

Memorandum items:
Gross loans and advances to customers (2)	62,926	(3.0)	4.1	62,926	(18.0)	19.7
Customer funds	95,586	(2.0)	5.1	95,586	(17.4)	20.5
Customer deposits (3)	58,571	(0.3)	7.0	58,571	0.9	47.2
Mutual funds	37,015	(4.7)	2.2	37,015	(35.9)	(6.4)

Ratios (%) and operating means
Underlying RoTE	20.74	2.95		18.37	(3.27)
Efficiency ratio	31.8	0.3		31.8	(0.6)
NPL ratio	4.64	(0.43)		4.64	(0.69)
NPL coverage	114.9	4.7		114.9	13.8
Number of employees	43,689	(2.8)		43,689	(9.6)
Number of branches	3,562	(0.6)		3,562	(3.4)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

70	January - September 2020

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Financial information by segment

Chile						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	420	(1.1)	(0.2)	1,293	(7.8)	7.8
Net fee income	74	(0.4)	0.4	240	(20.4)	(7.0)
Gains (losses) on financial transactions (1)	51	(44.9)	(43.9)	156	(19.7)	(6.1)
Other operating income	(12)	97.5	99.2	(20)	—	—
Total income	532	(8.9)	(8.0)	1,669	(12.2)	2.6
Administrative expenses and amortisations	(223)	(2.3)	(1.4)	(681)	(13.2)	1.5
Net operating income	310	(13.1)	(12.1)	988	(11.5)	3.5
Net loan-loss provisions	(154)	(16.1)	(15.1)	(500)	59.3	86.3
Other gains (losses) and provisions	13	—	—	12	(77.7)	(73.9)
Profit before tax	169	(1.4)	(0.5)	500	(41.5)	(31.6)
Tax on profit	(43)	3.0	4.1	(107)	(35.1)	(24.1)
Profit from continuing operations	125	(2.8)	(2.0)	393	(43.1)	(33.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	125	(2.8)	(2.0)	393	(43.1)	(33.4)
Non-controlling interests	(39)	(8.2)	(7.3)	(124)	(43.0)	(33.3)
Underlying attributable profit to the parent	86	(0.2)	0.7	269	(43.1)	(33.5)

Balance sheet
Loans and advances to customers	38,360	0.8	1.1	38,360	(5.4)	10.3
Cash, central banks and credit institutions	6,513	(25.2)	(25.1)	6,513	11.2	29.7
Debt instruments	6,615	11.0	11.3	6,615	65.9	93.5
Other financial assets	10,747	(19.2)	(19.1)	10,747	41.0	64.4
Other asset accounts	3,029	(8.5)	(8.3)	3,029	(7.7)	7.6
Total assets	65,265	(5.9)	(5.7)	65,265	6.5	24.2
Customer deposits	26,835	(6.0)	(5.8)	26,835	(4.3)	11.6
Central banks and credit institutions	12,525	5.9	6.2	12,525	61.4	88.3
Marketable debt securities	8,553	(10.8)	(10.7)	8,553	(23.7)	(11.1)
Other financial liabilities	11,427	(15.4)	(15.2)	11,427	46.7	71.1
Other liabilities accounts	1,258	(1.5)	(1.3)	1,258	(11.6)	3.1
Total liabilities	60,597	(6.4)	(6.2)	60,597	7.8	25.7
Total equity	4,668	1.6	1.8	4,668	(7.9)	7.4

Memorandum items:
Gross loans and advances to customers (2)	39,413	0.8	1.0	39,413	(5.3)	10.4
Customer funds	34,886	(2.9)	(2.7)	34,886	(4.7)	11.1
Customer deposits (3)	26,788	(5.6)	(5.4)	26,788	(3.3)	12.8
Mutual funds	8,098	7.6	7.8	8,098	(9.2)	5.9

Ratios (%) and operating means
Underlying RoTE	10.53	(0.08)		10.99	(6.92)
Efficiency ratio	41.8	2.8		40.8	(0.5)
NPL ratio	4.76	(0.23)		4.76	0.28
NPL coverage	59.7	5.0		59.7	2.4
Number of employees	11,200	(1.8)		11,200	(3.8)
Number of branches	354	(3.5)		354	(6.8)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2020	71

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Financial information by segment

Argentina						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	218	(16.5)	7.9	721	4.4	48.9
Net fee income	70	24.3	48.3	202	(38.5)	(12.3)
Gains (losses) on financial transactions (1)	18	83.9	98.7	51	(21.6)	11.9
Other operating income	(32)	85.6	109.4	(71)	(43.4)	(19.3)
Total income	274	(11.7)	12.9	902	(5.8)	34.4
Administrative expenses and amortisations	(152)	(0.3)	24.3	(491)	(11.1)	26.8
Net operating income	122	(22.7)	1.4	411	1.5	44.9
Net loan-loss provisions	(46)	(20.7)	4.0	(178)	(2.6)	38.9
Other gains (losses) and provisions	(17)	(6.9)	17.8	(48)	1.7	45.1
Profit before tax	59	(27.7)	(4.3)	185	5.9	51.0
Tax on profit	(7)	4.2	28.5	(23)	(70.5)	(58.0)
Profit from continuing operations	52	(30.4)	(7.5)	162	65.9	136.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	52	(30.4)	(7.5)	162	65.9	136.7
Non-controlling interests	—	(8.9)	15.6	(1)	0.1	42.8
Underlying attributable profit to the parent	52	(30.6)	(7.6)	161	66.7	137.9

Balance sheet
Loans and advances to customers	4,502	(4.6)	7.6	4,502	(8.0)	31.3
Cash, central banks and credit institutions	3,082	3.2	16.5	3,082	10.6	57.8
Debt instruments	2,111	(20.6)	(10.4)	2,111	79.3	155.8
Other financial assets	64	(6.9)	5.1	64	(35.6)	(8.2)
Other asset accounts	826	(1.7)	10.9	826	5.4	50.4
Total assets	10,584	(6.1)	5.9	10,584	8.7	55.1
Customer deposits	7,605	(6.5)	5.5	7,605	12.4	60.4
Central banks and credit institutions	982	(5.9)	6.2	982	(14.9)	21.4
Marketable debt securities	23	(69.5)	(65.6)	23	(69.9)	(57.1)
Other financial liabilities	614	(5.7)	6.4	614	3.3	47.5
Other liabilities accounts	376	3.2	16.4	376	6.0	51.3
Total liabilities	9,600	(6.5)	5.5	9,600	7.3	53.2
Total equity	984	(2.1)	10.4	984	23.7	76.4

Memorandum items:
Gross loans and advances to customers (2)	4,746	(4.5)	7.7	4,746	(7.6)	31.8
Customer funds	9,421	(2.6)	9.9	9,421	21.9	74.0
Customer deposits (3)	7,605	(6.5)	5.5	7,605	12.4	60.4
Mutual funds	1,816	18.3	33.5	1,816	88.7	169.3

Ratios (%) and operating means
Underlying RoTE	29.87	(8.53)		29.23	10.35
Efficiency ratio	55.7	6.4		54.5	(3.3)
NPL ratio	2.88	(0.27)		2.88	(0.76)
NPL coverage	186.3	20.6		186.3	52.3
Number of employees	9,267	0.2		9,267	0.6
Number of branches	427	(2.5)		427	(9.1)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

72	January - September 2020

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Financial information by segment

Other South America
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	91	(14.4)	(8.5)	304	(7.7)	8.3
Net fee income	33	15.2	20.2	99	(5.5)	10.7
Gains (losses) on financial transactions (1)	16	9.8	15.3	48	21.6	38.9
Other operating income	(3)	(33.2)	(29.6)	(12)	84.0	119.8
Total income	137	(5.4)	0.4	438	(6.0)	10.0
Administrative expenses and amortisations	(57)	(2.3)	3.0	(182)	(5.8)	10.7
Net operating income	80	(7.5)	(1.4)	257	(6.1)	9.5
Net loan-loss provisions	(19)	(30.1)	(24.5)	(66)	19.4	41.5
Other gains (losses) and provisions	1	—	—	(1)	(70.1)	(63.7)
Profit before tax	62	6.0	12.2	189	(11.4)	2.9
Tax on profit	(15)	10.9	16.7	(46)	(16.4)	(3.7)
Profit from continuing operations	48	4.6	10.9	144	(9.7)	5.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	48	4.6	10.9	144	(9.7)	5.2
Non-controlling interests	—	(79.3)	(74.0)	—	—	—
Underlying attributable profit to the parent	48	4.6	10.9	144	(9.0)	6.1

Balance sheet
Loans and advances to customers	6,368	(4.5)	1.4	6,368	4.2	24.9
Cash, central banks and credit institutions	2,895	(3.2)	2.3	2,895	10.5	34.7
Debt instruments	1,298	34.7	42.4	1,298	78.6	118.7
Other financial assets	107	(4.9)	(1.7)	107	324.8	375.8
Other asset accounts	454	(9.0)	(6.3)	454	86.8	124.3
Total assets	11,122	(1.0)	4.8	11,122	14.4	37.9
Customer deposits	6,534	(2.7)	2.9	6,534	7.6	31.2
Central banks and credit institutions	3,220	2.0	8.2	3,220	38.9	62.6
Marketable debt securities	105	8.3	14.9	105	53.7	76.3
Other financial liabilities	71	(8.0)	(2.7)	71	32.1	59.1
Other liabilities accounts	250	(14.4)	(9.8)	250	(14.9)	2.1
Total liabilities	10,181	(1.5)	4.2	10,181	15.6	39.3
Total equity	941	5.4	11.4	941	2.6	24.1

Memorandum items:
Gross loans and advances to customers (2)	6,497	(4.4)	1.5	6,497	3.9	24.5
Customer funds	6,572	(2.7)	2.9	6,572	7.6	31.2
Customer deposits (3)	6,534	(2.7)	2.9	6,534	7.6	31.2
Mutual funds	37	(1.1)	4.3	37	7.0	33.1

Resources
Number of employees	2,031	(1.0)		2,031	(1.7)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

SANTANDER GLOBAL PLATFORM (primary segment)						Q
EUR million
Underlying income statement	Q3'20	Q2'20%		9M'20	9M'19%
Net interest income	33	32	2.8	97	69	39.8
Net fee income	24	18	34.5	55	4	—
Gains (losses) on financial transactions (1)	—	—	(18.7)	—	—	—
Other operating income	(9)	(6)	49.8	(14)	(11)	24.8
Total income	48	44	9.4	137	63	118.2
Administrative expenses and amortisations	(114)	(77)	48.5	(262)	(168)	56.4
Net operating income	(66)	(33)	100.3	(125)	(105)	19.3
Net loan-loss provisions	(1)	(1)	109.9	(2)	(1)	193.8
Other gains (losses) and provisions	(1)	(6)	(84.9)	(8)	(2)	358.3
Profit before tax	(68)	(40)	71.6	(135)	(107)	26.1
Tax on profit	20	11	76.7	46	31	49.5
Profit from continuing operations	(48)	(28)	69.6	(90)	(77)	16.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(48)	(28)	69.6	(90)	(77)	16.9
Non-controlling interests	1	—	126.4	1	—	—
Underlying attributable profit to the parent	(48)	(28)	69.1	(89)	(77)	15.5

Balance sheet
Loans and advances to customers	907	834	8.7	907	596	52.2
Cash, central banks and credit institutions	10,008	9,737	2.8	10,008	8,978	11.5
Debt instruments	10	10	(4.2)	10	5	102.1
Other financial assets	213	218	(2.3)	213	172	24.2
Other asset accounts	812	766	6.0	812	147	454.0
Total assets	11,949	11,566	3.3	11,949	9,897	20.7
Customer deposits	10,290	9,998	2.9	10,290	9,192	11.9
Central banks and credit institutions	212	171	24.4	212	95	124.1
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	122	149	(17.8)	122	58	111.1
Other liabilities accounts	112	103	8.6	112	120	(7.2)
Total liabilities	10,736	10,420	3.0	10,736	9,465	13.4
Total equity	1,212	1,146	5.8	1,212	431	181.0

Memorandum items:
Gross loans and advances to customers (2)	911	838	8.7	911	599	52.1
Customer funds	10,860	10,534	3.1	10,860	9,602	13.1
Customer deposits (3)	10,290	9,998	2.9	10,290	9,192	11.9
Mutual funds	570	536	6.4	570	410	39.2

Resources
Number of employees	1,812	1,528	18.6	1,812	727	149.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

CORPORATE CENTRE						Q
EUR million
Underlying income statement	Q3'20	Q2'20%		9M'20	9M'19%
Net interest income	(371)	(354)	4.8	(1,029)	(919)	11.9
Net fee income	(11)	(6)	74.5	(26)	(35)	(26.9)
Gains (losses) on financial transactions (1)	104	64	61.8	182	(257)	—
Other operating income	6	(18)	—	(17)	(24)	(30.7)
Total income	(271)	(313)	(13.3)	(889)	(1,236)	(28.1)
Administrative expenses and amortisations	(82)	(82)	0.5	(248)	(283)	(12.3)
Net operating income	(353)	(395)	(10.5)	(1,137)	(1,519)	(25.1)
Net loan-loss provisions	(16)	(8)	98.5	(27)	(26)	3.2
Other gains (losses) and provisions	(12)	(370)	(96.7)	(403)	(188)	114.2
Profit before tax	(381)	(773)	(50.7)	(1,567)	(1,733)	(9.6)
Tax on profit	52	585	(91.2)	113	86	30.9
Profit from continuing operations	(330)	(188)	75.2	(1,455)	(1,647)	(11.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(330)	(188)	75.2	(1,455)	(1,647)	(11.7)
Non-controlling interests	—	94	—	(1)	10	—
Underlying attributable profit to the parent	(330)	(94)	249.2	(1,455)	(1,637)	(11.1)

Balance sheet
Loans and advances to customers	4,827	5,205	(7.3)	4,827	5,799	(16.8)
Cash, central banks and credit institutions	63,947	48,530	31.8	63,947	30,057	112.7
Debt instruments	2,100	1,340	56.7	2,100	968	117.0
Other financial assets	2,067	2,058	0.4	2,067	2,393	(13.6)
Other asset accounts	114,295	115,304	(0.9)	114,295	130,751	(12.6)
Total assets	187,236	172,437	8.6	187,236	169,968	10.2
Customer deposits	1,074	770	39.5	1,074	908	18.3
Central banks and credit institutions	42,654	19,119	123.1	42,654	12,696	236.0
Marketable debt securities	57,866	63,010	(8.2)	57,866	52,130	11.0
Other financial liabilities	1,143	1,901	(39.9)	1,143	3,558	(67.9)
Other liabilities accounts	7,645	8,225	(7.1)	7,645	9,539	(19.9)
Total liabilities	110,382	93,024	18.7	110,382	78,830	40.0
Total equity	76,854	79,412	(3.2)	76,854	91,138	(15.7)

Memorandum items:
Gross loans and advances to customers (2)	5,008	5,367	(6.7)	5,008	5,979	(16.3)
Customer funds	1,089	786	38.5	1,089	918	18.6
Customer deposits (3)	1,074	770	39.5	1,074	908	18.3
Mutual funds	15	17	(8.6)	15	10	44.8

Resources
Number of employees	1,744	1,773	(1.6)	1,744	1,665	4.7
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

RETAIL BANKING						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	7,148	0.1	3.6	22,173	(10.0)	(0.9)
Net fee income	1,671	11.8	14.6	5,189	(19.2)	(9.8)
Gains (losses) on financial transactions (1)	294	(26.9)	(24.7)	747	33.5	32.0
Other operating income	113	—	—	(53)	—	—
Total income	9,226	4.1	7.6	28,056	(12.0)	(3.5)
Administrative expenses and amortisations	(4,058)	(0.6)	2.4	(12,669)	(10.1)	(2.8)
Net operating income	5,168	8.2	12.1	15,388	(13.5)	(4.0)
Net loan-loss provisions	(2,463)	(13.4)	(8.8)	(9,198)	38.1	54.1
Other gains (losses) and provisions	(267)	22.4	23.2	(822)	(29.4)	(21.2)
Profit before tax	2,438	42.5	45.4	5,368	(46.1)	(40.5)
Tax on profit	(867)	61.7	64.8	(1,820)	(42.8)	(35.3)
Profit from continuing operations	1,571	33.7	36.6	3,548	(47.7)	(42.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,571	33.7	36.6	3,548	(47.7)	(42.8)
Non-controlling interests	(249)	28.8	31.1	(610)	(42.5)	(37.3)
Underlying attributable profit to the parent	1,322	34.7	37.7	2,938	(48.7)	(43.9)
(1) Includes exchange differences.

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	788	10.5	14.7	2,172	8.0	18.9
Net fee income	361	(11.0)	(8.4)	1,172	2.1	11.8
Gains (losses) on financial transactions (1)	204	(21.3)	(11.9)	628	50.8	88.9
Other operating income	44	(8.5)	(11.4)	152	(32.7)	(33.7)
Total income	1,397	(2.0)	2.4	4,123	8.5	20.0
Administrative expenses and amortisations	(496)	(2.2)	0.7	(1,539)	(8.0)	(1.9)
Net operating income	901	(1.9)	3.4	2,584	21.4	38.3
Net loan-loss provisions	(41)	(83.1)	(82.1)	(290)	972.2	830.0
Other gains (losses) and provisions	(20)	(26.6)	(25.2)	(63)	6.7	12.4
Profit before tax	839	29.8	36.4	2,230	9.2	25.3
Tax on profit	(242)	35.0	42.0	(640)	5.6	22.1
Profit from continuing operations	597	27.8	34.2	1,590	10.8	26.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	597	27.8	34.2	1,590	10.8	26.6
Non-controlling interests	(32)	6.1	10.8	(98)	(26.5)	(12.6)
Underlying attributable profit to the parent	565	29.3	35.8	1,493	14.6	30.4
(1) Includes exchange differences.

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	104	0.7	5.1	340	(19.8)	(15.8)
Net fee income	290	3.8	6.2	888	2.2	8.3
Gains (losses) on financial transactions (1)	17	(21.2)	(17.1)	60	(42.5)	(38.7)
Other operating income	86	10.9	12.4	277	16.4	29.6
Total income	498	3.1	5.9	1,566	(4.3)	1.9
Administrative expenses and amortisations	(215)	(2.4)	0.2	(679)	(4.5)	(0.7)
Net operating income	283	7.7	10.7	888	(4.1)	4.0
Net loan-loss provisions	(10)	92.4	96.1	(22)	—	—
Other gains (losses) and provisions	(4)	31.4	30.5	(8)	2.4	6.6
Profit before tax	269	5.7	8.7	858	(6.8)	1.1
Tax on profit	(65)	9.0	11.3	(207)	(2.8)	4.6
Profit from continuing operations	204	4.7	7.9	651	(7.9)	0.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	204	4.7	7.9	651	(7.9)	0.1
Non-controlling interests	(9)	7.5	10.1	(30)	(17.2)	0.2
Underlying attributable profit to the parent	195	4.6	7.8	622	(7.4)	0.1
(1) Includes exchange differences.

SANTANDER GLOBAL PLATFORM (secondary segment)						Q
EUR million
		/	Q2'20		/	9M'19
Underlying income statement	Q3'20%		% excl. FX	9M'20%		% excl. FX
Net interest income	104	(6.9)	(3.5)	318	8.9	23.2
Net fee income	111	2.0	6.4	335	(19.6)	(4.7)
Gains (losses) on financial transactions (1)	32	(2.1)	(1.5)	108	(3.3)	3.7
Other operating income	(10)	118.8	109.3	(14)	42.8	48.8
Total income	238	(4.6)	(1.0)	748	(7.8)	6.1
Administrative expenses and amortisations	(222)	21.5	30.4	(591)	8.8	19.2
Net operating income	16	(76.1)	(78.9)	157	(41.5)	(25.0)
Net loan-loss provisions	(5)	(67.3)	(63.8)	(24)	(29.3)	(23.1)
Other gains (losses) and provisions	(2)	(76.1)	(77.8)	(5)	85.5	103.6
Profit before tax	10	(78.9)	(83.1)	127	(45.0)	(27.3)
Tax on profit	(5)	(70.7)	(72.0)	(42)	(48.0)	(29.2)
Profit from continuing operations	5	(84.0)	(89.8)	85	(43.4)	(26.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	5	(84.0)	(89.8)	85	(43.4)	(26.4)
Non-controlling interests	(7)	(10.8)	(11.0)	(24)	(17.2)	(5.9)
Underlying attributable profit to the parent	(3)	—	—	61	(49.8)	(32.3)
(1) Includes exchange differences.

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Alternative performance measures
ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these
APMs and non-IFRS measures may differ from the calculations and by other companies with similar measures and, therefore, may not be comparable.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line net capital gains and provisions and are further detailed on page 13 of this report.
In addition, in the section "Financial information by segments", relative to the primary and secondary segments, results are presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-September 2020
	Underlying results	Adjustments	Statutory results
Net interest income	23,975	—	23,975
Net fee income	7,559	—	7,559
Gains (losses) on financial transactions (1)	1,725	—	1,725
Other operating income	346	(250)	96
Total income	33,605	(250)	33,355
Administrative expenses and amortisations	(15,726)	(60)	(15,786)
Net operating income	17,879	(310)	17,569
Net loan-loss provisions	(9,562)	—	(9,562)
Other gains (losses) and provisions	(1,301)	(9,977)	(11,278)
Profit before tax	7,016	(10,287)	(3,271)
Tax on profit	(2,596)	(2,424)	(5,020)
Profit from continuing operations	4,420	(12,711)	(8,291)
Net profit from discontinued operations	—	—	—
Consolidated profit	4,420	(12,711)	(8,291)
Non-controlling interests	(762)	5	(757)
Attributable profit to the parent	3,658	(12,706)	(9,048)
(1) Includes exchange differences.

Explanation of adjustments:
Adjustment to the valuation of goodwill of EUR -10,100 million, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group of EUR -2,500 million and restructuring costs and other of EUR -106 million.

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-September 2019
	Underlying results	Adjustments	Statutory results
Net interest income	26,442	—	26,442
Net fee income	8,818	—	8,818
Gains (losses) on financial transactions (1)	935	—	935
Other operating income	707	—	707
Total income	36,902	—	36,902
Administrative expenses and amortisations	(17,309)	—	(17,309)
Net operating income	19,593	—	19,593
Net loan-loss provisions	(6,748)	—	(6,748)
Other gains (losses) and provisions	(1,422)	(2,711)	(4,133)
Profit before tax	11,423	(2,711)	8,712
Tax on profit	(3,994)	254	(3,740)
Profit from continuing operations	7,429	(2,457)	4,972
Net profit from discontinued operations	—	—	—
Consolidated profit	7,429	(2,457)	4,972
Non-controlling interests	(1,249)	9	(1,240)
Attributable profit to the parent	6,180	(2,448)	3,732
(1) Includes exchange differences.

Explanation of adjustments:
Net capital gains from the sale of our stake in Prisma of EUR 130 million, net capital losses of EUR -180 million related to real estate assets (Spain), PPI of EUR -183 million, restructuring costs for a net impact of EUR -724 million and the deterioration of goodwill ascribed to the UK for a net amount of EUR -1,491 million.

Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.
In the second quarter, underlying RoE and underlying RoA ratios were incorporated as we believe they better reflect the underlying business performance. These complement the underlying RoTE and RoRWA measures that were already being presented.
Additionally, the goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

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Alternative performance measures

Ratio	Formula	Relevance of the metric
RoE	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank excluding non-recurring results.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Attributable profit to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying attributable profit to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from non-recurring operations.
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets, excluding non-recurring results. It is an indicator that reflects the efficiency of the company's total funds in generating underlying profit.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk weighted assets.
(Return on risk weighted assets)	Average risk weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the consolidated profit (excluding non-recurring results) to the bank's risk weighted assets.
Average risk weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortisations.

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Alternative performance measures

Profitability and efficiency(1) (2) (3) (4)	Q3'20	Q2'20	9M'20	9M'19
RoE	8.54%	-7.06%	-8.54%	5.90%
Attributable profit to the parent	7,000	-6,536	-7,829	5,792
Average stockholders' equity (excluding minority interests)	82,009	92,528	91,639	98,249

Underlying RoE	8.54%	6.62%	5.32%	8.39%
Attributable profit to the parent	7,000	-6,536	-7,829	5,792
(-) Net capital gains and provisions	—	-12,660	-12,706	-2,448
Underlying attributable profit to the parent	7,000	6,124	4,877	8,240
Average stockholders' equity (excluding minority interests)	82,009	92,528	91,639	98,249

RoTE	10.58%	5.19%	3.30%	10.48%
Attributable profit to the parent	7,000	-6,536	-7,829	5,792
(+) Goodwill impairment	—	-10,100	-10,100	-1,491
Attributable profit to the parent (excluding goodwill impairment)	7,000	3,564	2,271	7,283
Average stockholders' equity (excluding minority interests)	82,009	92,528	91,639	98,249
(-) Average intangible assets	15,859	23,920	22,748	28,743
Average stockholders' equity (excl. minority interests) - intangible assets	66,150	68,608	68,892	69,506

Underlying RoTE	10.58%	8.93%	7.08%	11.86%
Attributable profit to the parent	7,000	-6,536	-7,829	5,792
(-) Net capital gains and provisions	—	-12,660	-12,706	-2,448
Underlying attributable profit to the parent	7,000	6,124	4,877	8,240
Average stockholders' equity (excl. minority interests) - intangible assets	66,150	68,608	68,892	69,506

RoA	0.53%	-0.38%	-0.44%	0.50%
Consolidated profit	8,188	-5,954	-6,818	7,448
Average total assets	1,541,134	1,558,854	1,543,361	1,500,101

Underlying RoA	0.53%	0.43%	0.38%	0.66%
Consolidated profit	8,188	-5,954	-6,818	7,448
(-) Net capital gains and provisions	—	-12,662	-12,711	-2,456
Underlying consolidated profit	8,188	6,708	5,893	9,905
Average total assets	1,541,134	1,558,854	1,543,361	1,500,101

RoRWA	1.46%	-1.02%	-1.17%	1.22%
Consolidated profit	8,188	-5,954	-6,818	7,448
Average risk weighted assets	558,940	586,210	583,448	608,419

Underlying RoRWA	1.46%	1.14%	1.01%	1.63%
Consolidated profit	8,188	-5,954	-6,818	7,448
(-) Net capital gains and provisions	—	-12,662	-12,711	-2,456
Underlying consolidated profit	8,188	6,708	5,893	9,905
Average risk weighted assets	558,940	586,210	583,448	608,419

Efficiency ratio	45.8%	47.4%	46.8%	46.9%
Underlying operating expenses	5,073	5,076	15,726	17,309
Operating expenses	5,079	5,118	15,786	17,309
Net capital gains and provisions impact in operating expenses	-6	-42	-60	—
Underlying total income	11,087	10,704	33,605	36,902
Total income	11,087	10,459	33,355	36,902
Net capital gains and provisions impact in total income	—	245	250	—
(1) Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months' worth of data in the case of quarterly figures (from June to September in Q3 and March to June in Q2) and 10 months in the case of annual figures (December to September).
(2) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualised underlying attributable profit to which said results are added without annualising.
(3) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualised underlying consolidated profit, to which said results are added without annualising.
(4) The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
	9M'20			9M'19
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	52.9	14,706	7,779	52.9	15,709	8,310
Spain	53.1	5,150	2,734	53.4	5,695	3,043
Santander Consumer Finance	42.4	3,462	1,467	43.7	3,525	1,539
United Kingdom	63.1	3,193	2,016	60.5	3,508	2,123
Portugal	45.1	979	442	44.8	1,043	467
Poland	41.8	1,136	475	41.7	1,258	524
North America	41.3	8,319	3,438	42.2	8,655	3,654
US	41.5	5,559	2,307	42.5	5,711	2,427
Mexico	41.0	2,760	1,130	41.6	2,944	1,226
South America	35.3	11,331	3,998	35.7	13,711	4,895
Brazil	31.8	8,322	2,644	32.4	10,386	3,364
Chile	40.8	1,669	681	41.3	1,901	785
Argentina	54.5	902	491	57.8	957	553

Underlying RoTE
	9M'20			9M'19
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	5.56	2,696	48,472	9.99	4,853	48,575
Spain	4.21	662	15,716	10.59	1,580	14,919
Santander Consumer Finance	11.76	1,015	8,630	15.49	1,327	8,569
United Kingdom	3.05	424	13,898	7.45	1,104	14,817
Portugal	8.50	324	3,810	12.21	514	4,207
Poland	5.91	189	3,193	10.53	326	3,095
North America	6.78	1,414	20,868	8.90	1,704	19,135
US	3.99	627	15,708	5.57	826	14,835
Mexico	15.13	787	5,205	20.27	878	4,333
South America	17.30	2,825	16,328	20.85	3,969	19,036
Brazil	18.37	2,060	11,217	21.64	2,999	13,860
Chile	10.99	359	3,264	17.91	631	3,520
Argentina	29.23	215	734	18.88	129	682

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Coverage ratio	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity's solvency against client defaults both present and future.
Non-performing loans and advances to customers, customer guarantees and customer commitments granted

Cost of Credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
(1) Total risk = Total loans and advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

Credit risk	Sep-20	Jun-20	Sep-20	Sep-19
NPL ratio	3.15%	3.26%	3.15%	3.47%
Non-performing loans and advances to customers customer guarantees and customer commitments granted	30,894	32,782	30,894	34,326
Total risk	982,286	1,006,796	982,286	988,466

Coverage ratio	76%	72%	76%	67%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	23,465	23,635	23,465	23,112
Non-performing loans and advances to customers customer guarantees and customer commitments granted	30,894	32,782	30,894	34,326

Cost of credit	1.27%	1.26%	1.27%	1.00%
Allowances for loan-loss provisions over the last 12 months	12,135	12,035	12,135	9,202
Average loans and advances to customers over the last 12 months	956,416	953,470	956,416	923,140

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Alternative performance measures

NPL ratio
	9M'20			9M'19
	%	Non-performing loans and advances to customers customer guarantees and customer commitments granted	Total risk	%	Non-performing loans and advances to customers customer guarantees and customer commitments granted	Total risk
Europe	3.13	22,508	718,100	3.47	24,302	700,470
Spain	5.98	13,159	220,032	7.23	15,738	217,674
Santander Consumer Finance	2.50	2,537	101,586	2.25	2,263	100,705
United Kingdom	1.30	3,395	262,052	1.08	2,816	261,645
Portugal	4.25	1,711	40,291	4.90	1,871	38,189
Poland	4.58	1,452	31,711	4.35	1,385	31,868
North America	1.96	2,617	133,207	2.21	3,140	142,019
US	1.85	1,877	101,499	2.18	2,311	106,042
Mexico	2.33	740	31,707	2.30	829	35,976
South America	4.40	5,447	123,669	4.81	6,823	141,930
Brazil	4.64	3,240	69,886	5.33	4,539	85,193
Chile	4.76	1,976	41,483	4.48	1,970	43,934
Argentina	2.88	137	4,765	3.64	189	5,187

Coverage ratio
	9M'20			9M'19
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers customer guarantees and customer commitments granted
Europe	55.8	12,567	22,508	48.2	11,713	24,302
Spain	46.0	6,052	13,159	40.6	6,383	15,738
Santander Consumer Finance	108.2	2,746	2,537	104.2	2,358	2,263
United Kingdom	44.5	1,512	3,395	34.1	962	2,816
Portugal	64.3	1,100	1,711	51.5	965	1,871
Poland	70.8	1,028	1,452	69.0	955	1,385
North America	201.6	5,277	2,617	155.6	4,888	3,140
US	228.8	4,296	1,877	166.6	3,850	2,311
Mexico	132.6	981	740	125.2	1,038	829
South America	97.2	5,295	5,447	89.7	6,123	6,823
Brazil	114.9	3,721	3,240	101.1	4,589	4,539
Chile	59.7	1,181	1,976	57.3	1,130	1,970
Argentina	186.3	255	137	134.0	253	189

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Alternative performance measures
Other indicators
The market capitalisation indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
(1) Tangible book value = Stockholders' equity - intangible assets

Others	Sep-20	Jun-20	Sep-20	Sep-19
TNAV (tangible book value) per share	3.98	4.00	3.98	4.25
Tangible book value	66,048	66,316	66,048	70,564
Number of shares excl. treasury stock (million)	16,589	16,593	16,589	16,612

Price / Tangible book value per share (X)	0.40	0.54	0.40	0.88
Share price (euros)	1.600	2.175	1.600	3.737
TNAV (tangible book value) per share	3.98	4.00	3.98	4.25

Loan-to-deposit ratio	108%	110%	108%	112%
Net loans and advances to customers	910,714	934,796	910,714	916,003
Customer deposits	842,899	846,832	842,899	814,285

	Q3'20	Q2'20	9M'20	9M'19
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	523.96	499.45	1,582.45	1,620.56
Profit after tax	213.89	198.15	651.18	650.67
Net fee income net of tax	310.07	301.30	931.27	969.89

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Alternative performance measures

Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the first nine months of 2020 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of September 2020 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M'20	9M'19	Sep-20	Jun-20	Sep-19
US dollar	1.124	1.123	1.175	1.126	1.089
Pound sterling	0.884	0.883	0.908	0.910	0.886
Brazilian real	5.632	4.362	6.610	6.161	4.529
Mexican peso	24.318	21.628	25.963	25.959	21.452
Chilean peso	900.730	770.262	924.900	922.992	793.002
Argentine peso	75.359	49.245	89.483	79.304	62.715
Polish zloty	4.420	4.301	4.530	4.444	4.378

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Interim condensed consolidated financial statements
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT
NOTE:    The following financial information for the first nine months of 2020 and 2019 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Sep-20	Dec-19	Sep-19
Cash, cash balances at central banks and other deposits on demand	148,175	101,067	92,601
Financial assets held for trading	117,654	108,230	115,884
Non-trading financial assets mandatorily at fair value through profit or loss	4,293	4,911	5,328
Financial assets designated at fair value through profit or loss	62,714	62,069	66,612
Financial assets at fair value through other comprehensive income	117,461	125,708	120,659
Financial assets at amortised cost	950,571	995,482	987,750
Hedging derivatives	10,866	7,216	9,333
Changes in the fair value of hedged items in portfolio hedges of interest risk	2,155	1,702	2,288
Investments	7,679	8,772	8,346
Joint ventures entities	1,306	1,325	1,547
Associated entities	6,373	7,447	6,799
Assets under insurance or reinsurance contracts	1,582	292	312
Tangible assets	33,277	35,235	35,399
Property, plant and equipment	32,327	34,262	34,338
For own-use	13,233	15,041	14,975
Leased out under an operating lease	19,094	19,221	19,363
Investment property	950	973	1,061
Of which : Leased out under an operating lease	821	823	743
Intangible assets	15,698	27,687	27,383
Goodwill	12,359	24,246	24,109
Other intangible assets	3,339	3,441	3,274
Tax assets	26,397	29,585	29,993
Current tax assets	6,405	6,827	6,478
Deferred tax assets	19,992	22,758	23,515
Other assets	11,086	10,138	11,500
Insurance contracts linked to pensions	186	192	211
Inventories	4	5	12
Other	10,896	9,941	11,277
Non-current assets held for sale	4,634	4,601	4,497
TOTAL ASSETS	1,514,242	1,522,695	1,517,885

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Interim condensed consolidated financial statements

Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Sep-20	Dec-19	Sep-19
Financial liabilities held for trading	88,128	77,139	85,797
Financial liabilities designated at fair value through profit or loss	59,459	60,995	68,263
Financial liabilities at amortised cost	1,237,314	1,230,745	1,211,114
Hedging derivatives	6,099	6,048	6,580
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	265	269	317
Liabilities under insurance or reinsurance contracts	970	739	731
Provisions	10,118	13,987	14,364
Pensions and other post-retirement obligations	4,034	6,358	6,407
Other long term employee benefits	1,120	1,382	1,560
Taxes and other legal contingencies	2,189	3,057	3,098
Contingent liabilities and commitments	672	739	720
Other provisions	2,103	2,451	2,579
Tax liabilities	8,667	9,322	9,769
Current tax liabilities	2,480	2,800	2,719
Deferred tax liabilities	6,187	6,522	7,050
Other liabilities	11,912	12,792	12,424
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,422,932	1,412,036	1,409,359

EQUITY
Shareholders' equity	114,493	124,239	121,668
Capital	8,309	8,309	8,309
Called up paid capital	8,309	8,309	8,309
Unpaid capital which has been called up	—	—	—
Share premium	52,446	52,446	52,446
Equity instruments issued other than capital	619	598	590
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	619	598	590
Other equity	171	146	143
Accumulated retained earnings	67,230	61,028	61,044
Revaluation reserves	—	—	—
Other reserves	(3,499)	(3,110)	(2,911)
(-) Own shares	(73)	(31)	(23)
Profit attributable to shareholders of the parent	(9,048)	6,515	3,732
(-) Interim dividends	(1,662)	(1,662)	(1,662)
Other comprehensive income (loss)	(32,747)	(24,168)	(23,721)
Items not reclassified to profit or loss	(5,056)	(4,288)	(3,972)
Items that may be reclassified to profit or loss	(27,691)	(19,880)	(19,749)
Non-controlling interest	9,564	10,588	10,579
Other comprehensive income	(1,905)	(982)	(898)
Other items	11,469	11,570	11,477
TOTAL EQUITY	91,310	110,659	108,526
TOTAL LIABILITIES AND EQUITY	1,514,242	1,522,695	1,517,885

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	235,812	241,179	240,839
Financial guarantees granted	12,247	13,650	12,843
Other commitments granted	71,430	68,895	86,490

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Interim condensed consolidated financial statements

Interim condensed consolidated income statement
EUR million

	9M'20	9M'19
Interest income	35,131	42,758
Financial assets at fair value with changes in other comprehensive income	2,348	2,875
Financial assets at amortised cost	30,519	36,604
Other interest income	2,264	3,279
Interest expense	(11,156)	(16,316)
Interest income/ (charges)	23,975	26,442
Dividend income	322	433
Income from companies accounted for using the equity method	(90)	443
Commission income	9,826	11,395
Commission expense	(2,267)	(2,577)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	893	688
Financial assets at amortised cost	(23)	166
Other financial assets and liabilities	916	522
Gain or losses on financial assets and liabilities held for trading, net	4,425	713
Reclassification of financial assets from fair value with changes in other comprehensive income	—	—
Reclassification of financial assets from amortised cost	—	—
Other gains or (-) losses	4,425	713
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	73	290
Reclassification of financial assets from fair value with changes in other comprehensive income	—	—
Reclassification of financial assets from amortised cost	—	—
Other gains or (-) losses	73	290
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(91)	(251)
Gain or losses from hedge accounting, net	120	2
Exchange differences, net	(3,695)	(507)
Other operating income	1,222	1,297
Other operating expenses	(1,527)	(1,501)
Income from assets under insurance and reinsurance contracts	1,030	2,123
Expenses from liabilities under insurance and reinsurance contracts	(861)	(2,088)
Total income	33,355	36,902
Administrative expenses	(13,686)	(15,100)
Staff costs	(8,098)	(9,088)
Other general and administrative expenses	(5,588)	(6,012)
Depreciation and amortisation	(2,100)	(2,209)
Provisions or reversal of provisions, net	(1,014)	(2,511)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	(9,538)	(6,810)
Financial assets at fair value through other comprehensive income	(7)	(7)
Financial assets at amortised cost	(9,531)	(6,803)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(10,256)	(1,547)
Tangible assets	(105)	(27)
Intangible assets	(10,149)	(1,512)
Others	(2)	(8)
Gain or losses on non financial assets and investments, net	89	253
Negative goodwill recognised in results	9	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(130)	(266)
Operating profit/(loss) before tax	(3,271)	8,712
Tax expense or income from continuing operations	(5,020)	(3,740)
Profit for the period from continuing operations	(8,291)	4,972
Profit or loss after tax from discontinued operations	—	—
Profit for the period	(8,291)	4,972
Profit attributable to non-controlling interests	757	1,240
Profit attributable to the parent	(9,048)	3,732

Earnings per share
Basic	(0.57)	0.20
Diluted	(0.57)	0.20

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Glossary
GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•ALCO: Assets and Liabilities Committee
•APM: Alternative Performance Measures
•bps: basis points
•CBILS: Coronavirus Business Interruption Loan Scheme
•CDI: CREST Depository Interest
•CET1: Core equity tier 1
•CJEU: Court of Justice of the European Union
•CLBILS: Coronavirus Large Business Interruption Loan Scheme
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•COVID-19: Corona Virus Disease 19
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•EBA: European Banking Authority
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•FCA: Financial Conduct Authority (UK)
•Fed: Federal Reserve
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•GPTW: Great Place to Work
•ICO: Insitituto de Crédito Oficial (Official Credit Institution)
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IFRS 16: International Financial Reporting Standard 16, regarding leases
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.

•LCR: Liquidity Coverage Ratio
•NPLs: Non-performing loans
•NPS: Net Promoter Score
•P/E ratio: Price / earnings per share ratio
•PBT: Profit before tax
•POS: Point of Sale
•pp: percentage points
•PPI: Payment protection insurance
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SGP: Santander Global Platform
•SH USA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SPF: Simple, Personal and Fair
•SREP: Supervisory Review and Evaluation Process
•SSM: Single Supervisory Mechanism, the system of banking supervision in Europe. It comprises the ECB and the national supervisory authorities of the participating countries
•T1: Tier 1
•TLAC: The total loss-absorption capacity requirement which is required to be met under the CRD V package
•TNAV: Tangible net asset value
•TRIM: Targeted review of internal models
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance

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Important information
Important information
Non-IFRS and alternative performance measures
In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this report contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors´ Report included in our Annual Report on Form 20-F for the year ended 31 December 2019. While we believe that these APMs and Non-IFRS Measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 6 March 2020, as well as the section “Alternative performance measures” of the annex to this report. Underlying measures, which are included in this report, are non-IFRS measures.
The businesses included in each of the business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
Forward-looking statements
Banco Santander, S.A. (“Santander”) cautions that this report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this report, and in our annual report on Form 20-F for the year ended 31 December 2019, filed with the U.S. Securities and Exchange Commission, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits, and the effects of the COVID-19 pandemic in the global economy; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US; (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
Forward-looking statements speak only as of the date of this report and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

January - September 2020	91

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Important information
No offer
The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Historical performance is not indicative of future results
Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this report should be construed as a profit forecast.
Third Party Information
In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

92	January - September 2020

Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Tel: +34 91 259 65 14 / +34 91 259 65 20
Fax: 91 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)
Tel: +34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

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Santander

PART 2. INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

94

Banco Santander, S.A.
and companies composing
Santander Group

Interim Condensed Consolidated
Financial Statements for the nine-month
period ended 30 September 2020

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2020 AND 31 DECEMBER 2019
(Million euros)

ASSETS	Note	30-09-2020	31-12-2019 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		148,175	101,067

FINANCIAL ASSETS HELD FOR TRADING	5	117,654	108,230

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	4,293	4,911

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	62,714	62,069

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	117,461	125,708

FINANCIAL ASSETS AT AMORTISED COST	5	950,571	995,482

HEDGING DERIVATIVES		10,866	7,216

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		2,155	1,702

INVESTMENTS		7,679	8,772
Joint ventures entities		1,306	1,325
Associated entities		6,373	7,447

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		1,582	292

TANGIBLE ASSETS	7	33,277	35,235
Property, plant and equipment		32,327	34,262
For own-use		13,233	15,041
Leased out under an operating lease		19,094	19,221
Investment property		950	973
Of which : Leased out under an operating lease		821	823

INTANGIBLE ASSETS	8	15,698	27,687
Goodwill		12,359	24,246
Other intangible assets		3,339	3,441

TAX ASSETS		26,397	29,585
Current tax assets		6,405	6,827
Deferred tax assets		19,992	22,758

OTHER ASSETS		11,086	10,138
Insurance contracts linked to pensions		186	192
Inventories		4	5
Other		10,896	9,941

NON-CURRENT ASSETS HELD FOR SALE	6	4,634	4,601
TOTAL ASSETS		1,514,242	1,522,695
(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 September 2020.

96

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2020 AND 31 DECEMBER 2019
(Million euros)

LIABILITIES	Note	30-09-2020	31-12-2019 (*)

FINANCIAL LIABILITIES HELD FOR TRADING	9	88,128	77,139

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	59,459	60,995

FINANCIAL LIABILITIES AT AMORTISED COST	9	1,237,314	1,230,745

HEDGING DERIVATIVES		6,099	6,048

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		265	269

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		970	739

PROVISIONS		10,118	13,987
Pensions and other post-retirement obligations	10	4,034	6,358
Other long term employee benefits	10	1,120	1,382
Taxes and other legal contingencies	10	2,189	3,057
Contingent liabilities and commitments	14	672	739
Other provisions	10	2,103	2,451

TAX LIABILITIES		8,667	9,322
Current tax liabilities		2,480	2,800
Deferred tax liabilities		6,187	6,522

OTHER LIABILITIES		11,912	12,792

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—
TOTAL LIABILITIES		1,422,932	1,412,036

SHAREHOLDERS´ EQUITY		114,493	124,239

CAPITAL	11	8,309	8,309
Called up paid capital		8,309	8,309
Unpaid capital which has been called up		—	—
SHARE PREMIUM		52,446	52,446
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		619	598
Equity component of the compound financial instrument		—	—
Other equity instruments issued		619	598
OTHER EQUITY		171	146
ACCUMULATED RETAINED EARNINGS		67,230	61,028
REVALUATION RESERVES		—	—
OTHER RESERVES		(3,499)	(3,110)
(-) OWN SHARES		(73)	(31)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	(9,048)	6,515
(-) INTERIM DIVIDENDS		(1,662)	(1,662)

OTHER COMPREHENSIVE INCOME (LOSS)		(32,747)	(24,168)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	11	(5,056)	(4,288)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	11	(27,691)	(19,880)

NON-CONTROLLING INTEREST		9,564	10,588
Other comprehensive income		(1,905)	(982)
Other items		11,469	11,570
TOTAL EQUITY		91,310	110,659
TOTAL LIABILITIES AND EQUITY		1,514,242	1,522,695
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		235,812	241,179
Financial guarantees granted		12,247	13,650
Other commitments granted		71,430	68,895
(*)Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 September 2020.

97

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FIRST NINE MONTHS
ENDED 30 SEPTEMBER 2020 AND 2019
(Million euros)

		Debit (Credit)
	Note	01-01-2020 to 30-09-2020	01-01-2019 to 30-09-2019 (*)
Interest income		35,131	42,758
Financial assets at fair value with changes in other comprehensive income		2,348	2,875
Financial assets at amortised cost		30,519	36,604
Other interest income		2,264	3,279
Interest expense		(11,156)	(16,316)
Interest income/ (charges)		23,975	26,442
Dividend income		322	433
Income from companies accounted for using the equity method		(90)	443
Commission income		9,826	11,395
Commission expense		(2,267)	(2,577)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		893	688
Financial assets at amortised cost		(23)	166
Other financial assets and liabilities		916	522
Gain or losses on financial assets and liabilities held for trading, net		4,425	713
Reclassification of financial assets from fair value with changes in other comprehensive income		—	—
Reclassification of financial assets from amortised cost		—	—
Other gains or (-) losses		4,425	713
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		73	290
Reclassification of financial assets from fair value with changes in other comprehensive income		—	—
Reclassification of financial assets from amortised cost		—	—
Other gains or (-) losses		73	290
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(91)	(251)
Gain or losses from hedge accounting, net		120	2
Exchange differences, net		(3,695)	(507)
Other operating income		1,222	1,297
Other operating expenses		(1,527)	(1,501)
Income from assets under insurance and reinsurance contracts		1,030	2,123
Expenses from liabilities under insurance and reinsurance contracts		(861)	(2,088)
Total income		33,355	36,902
Administrative expenses		(13,686)	(15,100)
Staff costs		(8,098)	(9,088)
Other general and administrative expenses		(5,588)	(6,012)
Depreciation and amortisation		(2,100)	(2,209)
Provisions or reversal of provisions, net		(1,014)	(2,511)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(9,538)	(6,810)
Financial assets at fair value through other comprehensive income		(7)	(7)
Financial assets at amortised cost	5	(9,531)	(6,803)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(10,256)	(1,547)
Tangible assets		(105)	(27)
Intangible assets		(10,149)	(1,512)
Others		(2)	(8)
Gain or losses on non financial assets and investments, net		89	253
Negative goodwill recognised in results		9	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(130)	(266)
Operating profit/(loss) before tax		(3,271)	8,712
Tax expense or income from continuing operations		(5,020)	(3,740)
Profit for the period from continuing operations		(8,291)	4,972
Profit or loss after tax from discontinued operations		—	—
Profit for the period		(8,291)	4,972
Profit attributable to non-controlling interests		757	1,240
Profit attributable to the parent		(9,048)	3,732
Earnings per share	3
Basic		(0.57)	0.20
Diluted		(0.57)	0.20
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the first nine months ended 30 September 2020.

98

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE FIRST NINE MONTHS ENDED 30 SEPTEMBER 2020 AND 2019
(Million euros)

	Note	01-01-2020 to 30-09-2020	01-01-2019 to 30-09-2019 (*)
CONSOLIDATED PROFIT FOR THE PERIOD		(8,291)	4,972
OTHER RECOGNISED INCOME AND EXPENSE		(9,502)	798
Items not reclassified to profit or loss		(741)	(1,044)
Actuarial gains and losses on defined benefit pension plans	11	218	(1,206)
Non-current assets held for sale		—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(6)	1
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(885)	(113)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		5	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		(5)	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		62	(138)
Income tax relating to items that will not be reclassified		(130)	412
Items that may be reclassified to profit or loss		(8,761)	1,842
Hedges of net investments in foreign operations (effective portion)	11	2,853	(921)
Revaluation gains (losses)		2,853	(921)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchanges differences	11	(11,674)	1,100
Revaluation gains (losses)		(11,674)	1,100
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		393	160
Revaluation gains (losses)		2,161	520
Amounts transferred to income statement		(1,768)	(360)
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		(380)	2,267
Revaluation gains (losses)		173	2,758
Amounts transferred to income statement		(926)	(491)
Other reclassifications		373	—
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		(172)	16
Income tax relating to items that may be reclassified to profit or loss		219	(780)
Total recognised income and expenses		(17,793)	5,770
Attributable to non-controlling interests		(166)	1,634
Attributable to the parent		(17,627)	4,136
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the first nine months ended 30 September 2020.

99

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the
Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE FIRST NINE MONTHS ENDED 30 SEPTEMBER 2020 AND 2019
(Million euros)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2019 (*)	8,309	52,446	598	146	61,028	—	(3,110)	(31)	6,515	(1,662)	(24,168)	(982)	11,570	110,659
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2020 (*)	8,309	52,446	598	146	61,028	—	(3,110)	(31)	6,515	(1,662)	(24,168)	(982)	11,570	110,659
Total recognised income and expense	—	—	—	—	—	—	—	—	(9,048)	—	(8,579)	(923)	757	(17,793)
Other changes in equity	—	—	21	25	6,202	—	(389)	(42)	(6,515)	—	—	—	(858)	(1,556)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—			—		—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	(322)	(322)
Purchase of equity instruments	—	—	—	—	—	—	—	(556)	—	—	—	—	—	(556)
Disposal of equity instruments	—	—	—	—	—	—	1	514	—	—	—	—	—	515
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	6,202	—	313		(6,515)	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(53)	(53)
Share-based payment	—	—	—	(56)	—	—	—	—	—	—	—	—	—	(56)
Others increases or (-) decreases of the equity	—	—	21	81	—	—	(703)	—	—	—	—	—	(483)	(1,084)
Balance as at 30-09-2020	8,309	52,446	619	171	67,230	—	(3,499)	(73)	(9,048)	(1,662)	(32,747)	(1,905)	11,469	91,310
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the first nine months ended 30 September 2020.

100

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the
Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE FIRST NINE MONTHS ENDED 30 SEPTEMBER 2020 AND 2019
(Million euros)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2018 (*)	8,118	50,993	565	234	56,756	—	(3,567)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	107,361
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	1,593	—	—	—	(1,984)	—	—	(391)
Opening balance as at 01-01-2019 (*)	8,118	50,993	565	234	56,756	—	(1,974)	(59)	7,810	(2,237)	(24,125)	(1,292)	12,181	106,970
Total recognised income and expense	—	—	—	—	—	—	—	—	3,732	—	404	394	1,240	5,770
Other changes in equity	191	1,453	25	(91)	4,288	—	(937)	36	(7,810)	575	—	—	(1,944)	(4,214)
Issuance of ordinary shares	191	1,453	—	—	—	—	34	—	—	—	—	—	—	1,678
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Dividends	—	—	—	—	(1,055)	—	—	—	—	(1,662)	—	—	(650)	(3,367)
Purchase of equity instruments	—	—	—	—	—	—	—	(662)	—	—	—	—	—	(662)
Disposal of equity instruments	—	—	—	—	—	—	(6)	698	—	—	—	—	—	692
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	5,343	—	230	—	(7,810)	2,237	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	110	110
Share-based payment	—	—	—	(89)	—	—	—	—	—	—	—	—	—	(89)
Others increases or (-) decreases of the equity	—	—	25	(2)	—	—	(1,195)	—	—	—	—	—	(1,402)	(2,574)
Balance as at 30-09-2019 (*)	8,309	52,446	590	143	61,044	—	(2,911)	(23)	3,732	(1,662)	(23,721)	(898)	11,477	108,526
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the first nine months ended 30 September 2020.

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.Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FIRST NINE MONTHS ENDED 30 SEPTEMBER 2020 AND 2019
(Million euros)

	Note	30-09-2020	30-09-2019 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		59,779	(10,909)
Profit for the period		(8,291)	4,972
Adjustments made to obtain the cash flows from operating activities		30,614	18,871
Depreciation and amortisation cost		2,100	2,209
Other adjustments		28,514	16,662
Net increase/(decrease) in operating assets		68,783	71,254
Financial assets held-for-trading		16,794	22,869
Non-trading financial assets mandatorily at fair value through profit or loss		(494)	(5,608)
Financial assets at fair value through profit or loss		3,871	9,007
Financial assets at fair value through other comprehensive income		4,727	(4,419)
Financial assets at amortised cost		38,833	45,416
Other operating assets		5,052	3,989
Net increase/(decrease) in operating liabilities		107,759	38,223
Financial liabilities held-for-trading		16,016	15,368
Financial liabilities designated at fair value through profit or loss		1,078	(2,042)
Financial liabilities at amortised cost		94,330	30,015
Other operating liabilities		(3,665)	(5,118)
Income tax recovered/(paid)		(1,520)	(1,721)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(5,901)	(3,991)
Payments		9,775	9,340
Tangible assets	7	5,584	7,863
Intangible assets		783	795
Investments		478	624
Subsidiaries and other business units	2	2,930	58
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		3,874	5,349
Tangible assets	7	1,495	2,964
Intangible assets		—	—
Investments		74	474
Subsidiaries and other business units		1,775	103
Non-current assets held for sale and associated liabilities	6	530	1,808
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(2,317)	(7,167)
Payments		4,936	8,912
Dividends	3	—	2,110
Subordinated liabilities		2,270	4,667
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		556	662
Other payments related to financing activities		2,110	1,473
Proceeds		2,619	1,745
Subordinated liabilities		1,853	1,056
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		516	689
Other proceeds related to financing activities		250	—
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(4,453)	1,005
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		47,108	(21,062)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		101,067	113,663
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		148,175	92,601
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		6,591	7,352
Cash equivalents at central banks		126,022	68,343
Other financial assets		15,562	16,906
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		148,175	92,601
In which: restricted cash		—	—
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the first nine months ended 30 September 2020.

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Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the first nine months ended 30 September 2020

1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)    Introduction
Banco Santander, S.A. (“Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9-12, Santander.
In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“Group” or “Santander Group”).
The Group's interim condensed consolidated financial statements for the nine-month period ended 30 September 2020 (“interim financial statements") were prepared and formulated by the Group's directors on 30 November 2020. The Group's consolidated annual accounts for year 2019 were approved by shareholders at the Bank's annual general meeting on 3 April 2020.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated annual accounts for the years beginning on or after 1 January 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) as previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to these standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats, which was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017, and subsequent modifications.
The consolidated annual accounts for 2019 were approved at the board of directors meeting on 27 February 2020 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at 31 December 2019 and the consolidated results of its operations, and the consolidated cash flows in 2019. The aforementioned consolidated annual accounts, which are included in the Group’s Form 20-F filed with the U.S. Securities and Exchange Commission on 6 March 2020, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”, and together with EU-IFRS, “IFRS”).
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim condensed financial statements and contain disclosures relating to the nine-month period ended on 30 September 2020.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first nine months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated annual accounts for the year ended 31 December 2019.
Santander Group policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2019. As indicated in that Note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of the Group.

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The accounting policies and methods used in authorising and preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2019, taking into account the standards and interpretations that became applicable during the first nine months of 2020, which are detailed below:
- Modification of IFRS conceptual framework: The IFRS Framework, which sets out the fundamental concepts of financial reporting, is amended. The revised Framework includes: a new chapter about measurement; guidance on financial reporting; improved definitions, in particular the definition of liabilities; and clarifications such as management functions, prudence and measurement uncertainty in financial reporting.
- Modification of IAS 1 Presentation of financial statements and IAS 8 Accounting policies, changes in accounting estimates and errors, which use a consistent definition of materiality, for the purpose of making material judgements and deciding on the information to be included in the financial statements.
- Modification of IFRS 3 Business combinations - amendments are introduced. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. IFRS 3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business. The amendments are mainly due to: clarify the minimum requirements for a business; remove the assessment of whether market participants are capable of replacing any missing elements; add guidance to help entities assess whether an acquired process is substantive; narrow the definitions of a business and of outputs; and introduce an optional fair value concentration test.
- Modification of IFRS 16, Leases: as a result of the COVID 19 pandemic, IFRS 16 is modified to allow the lessee to apply a practical resource and not consider in the rent concessions a modification of the lease when the following requirements: the revised consideration is the same or less than the consideration prior to the change, the affected payments are prior to 30 June 2021, and there are no substantial changes in the rest of the lease conditions.
The aforementioned amendments to accounting standards and interpretations have not had a significant effect on the Group’s financial statements.
All accounting policies and measurement bases with a material effect on the interim financial statements for 30 September 2020 were applied in their preparation.
By the time of the preparation and authorisation of these interim financial statements, there were no standards to be adopted by the European Union whose effective date of implementation by the IASB is 1 January 2020.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2019, except for those indicated in these interim financial statements due to the rules that have come into effect during the first nine months of the year 2020.
The interim financial statements contain estimates made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate mainly to the following:
1.The income tax expense, which, in accordance with IAS 34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;
2.The impairment losses on certain assets – Financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
3.The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.The useful life of the tangible and intangible assets;
5.The measurement of goodwill impairment arising on consolidation;
6.The calculation of provisions and the consideration of contingent liabilities;
7.The fair value of certain unquoted assets and liabilities;
8.The recoverability of deferred tax assets; and
9.The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS3.

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To update the above estimates, the Group's management has considered that since March 2020, COVID-19, a new strain of Coronavirus, has spread to many countries, including Spain. This event has resulted the viral outbreak to be classified as a pandemic by the World Health Organization, which significantly affects economic activity worldwide and, as a result, the Group's operations and financial results. While there has been a worsening of the macroeconomic outlook to date, the extent to which COVID-19 will ultimately impact the Group's results will depend on future developments, including actions to contain or treat the disease and mitigate its impact on the economies of the affected countries, which generate uncertainties in the Group’s estimates. For this reason, the Group's management has assessed the current situation according to the best information available, then developing the potential impacts of COVID-19 on the estimates made during the first nine months ended 30 September 2020. From the results of this evaluation, the following aspects stand out:
- Estimation of expected credit losses:
Context

The COVID-19 health crisis has been unexpected, unpredictable and severe, but it is estimated to be of a limited temporary nature. The Group's priority in these circumstances has been to look after the health of its employees, customers and shareholders, but also to help reduce the economic impact that the coronavirus pandemic may have. This includes trying to offer the best solutions to help individual customers and businesses.

Conceptually, the phases in managing the effects of COVID-19 have been:
–Identification of customers or groups affected or potentially affected by the pandemic.
–Early relief of temporary financial difficulties caused by COVID-19 through measures promoted by governments, central banks, and financial institutions.
–Monitoring the evolution of customers, to ensure that they continue to be provided with the best solution for their situation, and also to guarantee that their potential impairment is correctly reflected in the Group's risk management and accounting.
–Monitoring is accompanied by recovery management activities when necessary.

These conceptual phases do not occur sequentially but overlap in time. Additionally, the continuous interaction and coordination between the different local units of the Group is proving to be a fundamental asset in the management of this crisis. The experience obtained in the fight against the health crisis and its financial consequences in our different geographies, and the different speeds at which it has been developing in each of them, allow us to share the best practices identified and to implement in an agile and efficient manner those strategies and concrete actions that have been most successful, always adapted to the local reality of each market.

Measures to support the economy

In accordance with the comments made earlier regarding the relief of our clients' temporary financial difficulties caused by the pandemic, the Group has adopted measures to foster the economic resilience of our clients during the crisis in all regions. The most outstanding of these include the following:

–Providing liquidity and credit facilities to companies facing difficulties.
–Facilitate grace periods or moratoriums in many of their markets.
–Temporary option to increase the limit on credit cards and overdrafts.
–Support vulnerable customers (elderly, SMEs, etc.) by being proactive and trying to cover their needs.
–Temporary reduction or suspension of commissions (when withdrawing money from ATMs, on interest-free online purchases, on bank transfers...).
–Guaranteeing COVID-19 coverage in health insurance.
–Specialized teams to advise clients in financial difficulties.

Regarding specific liquidity measures, shortages or moratoriums, the Group has implemented a series of support programmes in accordance with the guidelines set by regulatory and supervisory authorities, as well as by governments, central banks and supranational entities. The main objective is to mitigate the temporary impact on the activity of our customers, since the absence of appropriate measures and their adequate prudential and accounting treatment could worsen the economic consequences of the crisis, generating procyclical effects that would lengthen its duration and impact.

The different measures offered can be grouped into the following categories:

–Government liquidity measures: Generally speaking, these are lending facilities provided by the bank to legal entities, which have government guarantees on a specific percentage of the exposure generated in the event of default. Examples of this type of measure include ICO (Instituto de Crédito Oficial) loans in Spain or the Paycheck Protection Program (PPP) in the United States.

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–Government moratorium measures: In this case, the government authorities define a series of requirements, which, in the event that they are met by the beneficiary, involve the granting of moratoriums by the bank on the payment of capital and/or interest on the various credit operations that customers may have contracted. The general expiration of the moratorium measures is short term. Some governments and institutions are re-extending the terms of the initial moratoriums, especially those that were launched in the very short term in the initial phases of the pandemic, with less visibility of the potential duration of the crisis, but re-extensions are also being short term. The specific characteristics of these programs vary depending on how they are defined by the national governments of the countries in which the Group operates. The criteria used to grant these loans also depend on the requirements established by the authorities of each country in accordance with the legislation in force in each case.
–Internal/sectoral moratorium measures: This is, broadly speaking, the granting of moratoriums by the bank on the payment of capital and/or interest on the various credit operations that customers may have contracted. In this case, the specific characteristics of these measures, in terms of terms, amounts, etc., vary according to each geography, product or customer segment in order to adapt them as best as possible to the reality of the local market and its regulation, as well as to the needs of the customer and the product contracted. In many cases, the general conditions of application have been agreed on a sectoral basis, for example through the national banking associations.
–Other internal measures: This category includes all those measures not included in the previous sections.

The Group has helped customers through the various liquidity programmes, government guarantees, moratoriums and others. The details and magnitude of these measures and their main characteristics can be consulted in section "COVID-19 pandemic implications".

Estimation of expected loss

In the context described in the previous sections, many regulators and supervisors have highlighted the uncertainties surrounding the economic impacts of the health crisis. This is also evident in the frequent updates of macroeconomic forecasts, with different perspectives and views on the depth and duration of the crisis. Thus, the guidance (including IASB, ESMA, EBA and ECB) does not set a mechanistic approach to estimating expected credit losses under IFRS 9, in order to prevent this variability in economic conditions from translating into undesired volatility in results, with its potential pro-cyclical effects on the economy.

Thus, the Group analyses losses under IFRS 9 on the basis of three types of elements:

1.Continuous monitoring of customers

Monitoring the credit quality of customers may be more complex in the current circumstances, in the absence of certain contractual payments on transactions subject to a moratorium. To this end, and in addition to the application of internal customer monitoring policies, all available information should be used. The availability of information and its relevance is different in the various portfolios of the different countries in which the Group operates, but it may include, but is not limited to the following:

–The payment of interest in the case of principal-only shortfalls.
–The payment of other operations of the same client in the institution (not subject to moratorium).
–Information on payment of loans in other entities (through credit bureaus).
–Customer financial information: average balances in current accounts, availability/use of limits, etc.
–Available behavioural elements (variables that feed the behavioural scores, etc.)
–Information gathered from customer contacts (surveys, calls, questionnaires, etc.). This may include: customers who have taken up furlough programs, direct government aid, etc.

2. Forward-looking vision

As reflected by the IASB, macroeconomic uncertainty makes the usual application of IFRS9 expected loss calculation models difficult but does not exempt the incorporation of the prospective feature of the standard. To this end, the European Central Bank has recommended the use of a stable, long-term view (long-run) of the macroeconomic forecasts, which takes into account in the assessment the multiple support measures explained above.

Santander Group uses macroeconomic scenarios in its strategic and budgetary processes. For the purposes of estimating provisions under IFRS9, in accordance with the regulatory recommendations, the long-run view consistent with these scenarios was used. This long-run vision is generated through a stable long-term perspective, reflecting the structural impairment caused by the pandemic. For this propose, the movement when the macro, represented by the GDP, recovers its average trend is analysed for each geography, taking into account seasonal factors applicable to each economy.

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3. Additional elements

Additional elements will be required when necessary because they have not been captured under the two previous elements. This includes, among others, the analysis of sectors most affected by the pandemic if their impacts are not sufficiently captured by the macroeconomic scenarios. Also collective analysis techniques, when the potential impairment in a group of clients cannot be identified individually.

With the elements indicated above, the Group evaluates in each of the geographical areas the evolution of the credit quality of its customers, for the purposes of their classification in the Group's financial statements.

In terms of classification, the Group has generally maintained the criteria and thresholds for classification during the pandemic, incorporating the regulatory interpretations of the effect of moratoria on classification (in particular, the European Banking Authority's 'Guidelines on legislative and non-legislative moratoria on loan repayments applied in COVID-19 crisis'). In this way, moratoriums that meet the specifications of these guidelines are not considered as automatic indicators for identifying these contractual changes as forbearances or classifying them in stage 2. However, this does not exempt the rigorous application of IFRS9 in the monitoring of costumer credit quality and, using individual or collective analysis techniques, the timely detection of significant increases in risk in certain transactions or groups of transactions.
Details of the exposure by stage can be found in Note 5 in this interim condensed consolidated financial statement. This note shows the levels of provisions for the first nine months, which amount to EUR 9,531 million, including the provisions to cover the impact to date on expected losses resulting from the pandemic.

- Liabilities and commitments for post-employment compensation and other obligations: considering the long-term nature of these commitments, the valuation and main hypothesis-setting criteria are maintained for recording and accounting for post-employment and long-term commitments except for Spain, which has updated its estimates with new mortality tables. On the other hand, eligible assets are quantified at market value and the reference discount rate to determine the value of the obligation continues to be the interest rate of corporate bonds with high credit ratings at the accounting reference date consistent with the duration of the obligations.
- Useful life of tangible and intangible assets: based on the type of Group's assets, there have been no significant changes in the estimates of useful life made at the end of 2019 due to COVID-19.
- Goodwill: The accounting standard (IAS 36) requires that a cash‑generating unit (“CGU”) to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the goodwill may be impaired.
The Group’s impairment test in respect of goodwill allocated to each CGU is performed annually. Nevertheless, a review for indicators of impairment is undertaken at each quarter-end. Having considered the reasons explained below, an interim impairment test has been performed at 30 June 2020 for all certain CGUs.
The standard establishes a minimum of indicators in assessing whether there is any indication, so even though there is still high uncertainty about how the crisis is going to impact the economies of some of our subsidiaries, the Group considers the circumstances described below as indications of impairment:
•Current changes in the economic environment where a decrease of the GDP is expected in most countries and its recovery will take 2 or 3 years. The evolution forecasted by the different national and international organisms for 2020 magnitudes such as GDP, unemployment rate, credit portfolios growth, etc. are negative and the recovery of these economies, will be less steep and at a slower pace than its fall.
•The uncertainty in the macroeconomic situation also causes higher expected returns, and market premiums increase significantly. As a result of the higher cost of capital, the discount rates applied to the cash flows are higher (rates reflect the risk associated to the current environment), which result in a lower value in use.
•Additionally, the Group observed budget deviations in some of the subsidiaries due to the current macroeconomic outlook, which also negatively affect the future cash flows.
Considering these trigger events, on 30 June 2020 the Group performed its impairment test. In relation with goodwill assessment (i.e. a potential reduction in its recoverable value to below its carrying amount), during the first nine months of 2020 the Group recognised goodwill impairment losses amounting to EUR 10,100 million under the heading Impairment on non-financial assets, net - Intangible assets of the condensed consolidated income statement (see Note 8.a).
- Provisions and contingent liabilities: the Group's management, after its analysis, has concluded that there have been no significant changes in the estimates made at the end of the 2019 fiscal year in relation to the probability of the obligations that the Group has to meet at 30 September 2020 due to the situation produced to date by COVID-19.

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- Market risk: the evolution of the financial markets during the first nine months of 2020, despite the pressures experienced during the first half of the year, did not have a significant impact in terms of valuation, impairment or allocation of levels for the Group's portfolios. Considering, the typology of the Group's products, the low complexity of the portfolios, the lower recent volatility and the reduction in credit spreads in the second and third quarters, there have been no significant changes related to the observability of the price sources used.
In the last quarter, it has continued the improvement in observables price from sources used for the valuation of financial instruments, a reduction in the price ranges and less dispersion among the various contributors. Therefore, it has meant that no worsening of the observable conditions has occurred in the inputs used for the valuation of portfolio financial instruments, nor less access to price contributors and real market operations. Consequently, there has been no significant impact on the fair value hierarchy and most markets and terms have maintained their classifications according to our observability and significance criteria. Given the low market complexity as a general rule of our portfolios, and despite certain increases in valuation adjustments to adequately reflect their fair value in a still volatile environment, there have been no significant reclassifications between levels. The Group continues to monitor the evolution of the markets, their liquidity and the observability conditions of the valuation inputs in order to apply the criteria established in the Group for the levelling of assets and liabilities measured at fair value.
The risk levels measured in terms of VaR for all Group's units are at historically low levels. During the first quarter of the year, and despite a general reduction in positions in a context of high volatility, there was a certain one-off increase in VaR as a result of the use of the Weighted VaR methodology, which assigns greater weight to the most recent market scenarios. However, the return to normal market conditions in recent months and the maintenance of reduced positions in most trading portfolios has enabled that at the end of the third quarter risk exposure is at historically low levels of approximately EUR 10.5 million (VaR 1d 99%).
- Deferred tax assets: the Group has reassessed the ability to generate future taxable income in relation to the recoverability of deferred tax assets recorded in the main Group companies. Management considers that the recovery period of these assets would not be affected and that it is not necessary to make adjustments to the deferred tax assets recognised in the Group on the basis of the results of the analyses performed, except in Spain, where the Group considers that the changes in the key assumptions on which the projected results of its tax group are based, arising from the impact of COVID-19 according to the circumstances described in the previous section related to goodwill, have resulted in the recognition of an impairment of EUR 2,500 million of deferred tax assets under tax income in the income statement, maintaining a maximum 15 year period of recoverability of the deferred tax assets recognised at 30 September 2020.
During the first nine months ended 30 September 2020, there have been no additional significant changes in the estimates made at the end of 2019, other than those indicated in this interim financial information.
d)    Contingent assets and liabilities
Note 2.o to the Group's consolidated annual accounts for the year ended 31 December 2019 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from 31 December 2019 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information for the year 2019 contained in these interim financial statements is only presented for comparison purposes with the information relating to the first nine months ended 30 September 2020.
Based on the meeting held on 3 March 2020 by the International Financial Reporting Interpretations Committee (IFRIC), the Group changed its accounting policy in relation to the presentation of exchange differences and the effects of hyperinflation of operations generated in Argentina, what has led to a reclassification of EUR -1,984 million at 1 January 2019 from “Other reserves” to “Other comprehensive income”, relating to the accrued amount of exchange rate differences arising from foreign operations in a hyperinflationary economy and the amount relating to the adjustment of the Argentine companies’ carrying costs reflecting the changes in the purchasing power of the currency due to inflation. For the purpose of its comparability, the Group restated at 30 September 2019 and 31 December 2019, EUR -2,125 million and EUR -2,136 million, respectively. This change on its accounting policy and its consequent restatement between different equity items has no impact on the Group's total equity.
In order to interpret the changes in the balances with respect to 31 December 2019, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 51.b to the consolidated annual accounts for the year ended 31 December 2019) and the impact of the appreciation/depreciation of the various currencies against the euro in the first nine months of 2020: Mexican peso (-18.27%), US dollar (-4.37%), Brazilian real (-31.68%), Argentine peso (-24.84%), Pound sterling (-6.3%), Chilean peso (-8.57%) and Polish zloty (-6.04%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (-11.39%), US dollar (-0.41%), Brazilian real (-21.71%), Argentine peso (-24.84%), Pound sterling (-0.82%), Chilean peso (-12.79%) and Polish zloty (-2.79%).

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f)     Seasonality of the Group’s transactions
The business activities carried on by the Group entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the first nine months ended 30 September 2020.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the first nine months ended 30 September 2020.
h)    Events after the reporting period
From 1 October 2020 until the date of preparation of the interim financial statements for the first nine months ended 30 September 2020 were authorised for issue, the following significant events occurred at the Group:
–On 27 October 2020, the General Shareholders' Meeting has approved the application of the result obtained during 2019 (EUR 3,530 million), distributing it as follows:

–EUR 1,662 million related to the payment of dividends already paid prior to the date of holding the Ordinary General Meeting.
–EUR 1,868 million to increase the voluntary reserve.

–On 3 November 2020, negotiations began with the workers' representatives to promote a transformation and efficiency improvement plan. At the date of preparation of these interim financial statements, the Group's management considers that it is not possible to quantify the financial effect of these measures as they are at the beginning of a preliminary phase of implementation and given the peculiarities that a process of this type entails.

–On 29 October 2020, the Supreme Court Decision No. 1404/2020 of 27 October 2020 (appeal 454/2018) was notified and published, condemning the Administration to pay to Banco Santander, S.A, CaixaBank, S.A. and Bankia, S.A. the amount of EUR 1,350,729,000 (of which approximately EUR 688 million corresponds to Banco Santander, S.A.), plus the legal interest from the date of the claim (or the date of the return to the gas system, with respect to the part that had to be paid), as financial responsibility of the legislative state. The reimbursement of the consultancy costs in the operation of acquisition of the right to collect from ENAGAS by the Banks (approximately EUR 3.7 million); and the compensatory interest claimed (3.9698% per year, as the opportunity cost of the initial investment not recovered) are excluded from the compensation. The Bank has filed a request for clarification before the Supreme Court regarding the interest (approximately EUR 51 Million) to be recovered on the amounts returned to the gas system within the ex officio review proceedings processed by the State Commission on Commodity Exchanges and Competition.

i)     Other information
United Kingdom Referendum
On 31 January 2020 the United Kingdom ceased to be a member of the European Union . The UK and the European Union agreed withdrawal terms which establish a transition period until 31 December 2020. During the transition period (i) the United Kingdom will be treated as if it were still a member of the European Union for trading purposes, (ii) European Union legislation will continue to apply in the United Kingdom and (iii) negotiations on a trade agreement will be conducted, as well as on the extent of legislative and regulatory convergence and regulatory cooperation. The European Union will also carry out regulatory equivalence assessments for financial services. Such assessments, even if positive, do not guarantee that equivalence will be granted. Although the withdrawal agreement foresees the possibility to extend the transition period for two more years after the 31 January 2020, this is not automatic and the United Kingdom has enshrined the 31 December 2020 date in local legislation passing the withdrawal agreement as the end of the transition period, signalling a current desire not to extend it.
Uncertainty remains around the terms of the United Kingdom´s relationship with the European Union at the end of the transition period. If the transition period were to end without a trade agreement, the United Kingdom’s and Europe´s economic growth may be negatively impacted. At the end of the transition period, even if a trade agreement is entered into force and/or if equivalence is granted to certain areas of the United Kingdom’s financial services, contingency measures may still be necessary in certain economic or financial matters to avoid uncertainty and adverse economic effects and there will be some changes in the products and services that Santander United Kingdom can continue to offer into the European Economic Area (EEA) and to EEA residents or EEA incorporated entities. Where possible, Santander UK would look to service such EEA customers from Banco Santander, S.A. instead.

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While the longer term effects of the United Kingdom’s anticipated withdrawal from the European Union are difficult to predict, there is ongoing political and economic uncertainty, which is likely to continue in the medium term depending on its result, and could have adverse effect on the operations, financial situation and prospects of Santander UK, especially in the Retail and Commercial banking segments. We have identified a number of risks to Santander as a consequence of this uncertainty and the result of the withdrawal process, including the following:
Increased market volatility could have a negative impact on the Group´s cost of or access to funding, especially in an environment in which credit ratings are impacted, it could affect interest and currency exchange rates and the value of assets in our banking book or of securities held by the Group for liquidity purposes.
The Group in the UK is subject to significant regulation and supervision by the European Union. Although legislation has now been passed transferring the European Union regulations into United Kingdom law, there remains significant uncertainty as to the legal and regulatory environment in which the Group´s UK subsidiaries will operate when the transition period ends, and the basis on which cross-border financial business will take place after that date.
Furthermore, at the operational level, the Group's UK subsidiaries and other financial institutions may no longer be able to rely on the European cross-border framework for financial services and it is not clear what the alternative regime will be after Brexit. This uncertainty and the actions taken as a result of it, as well as the new or amended rules, could have significant adverse impacts on the Group's operations, profitability and business.
An adverse effect on the UK economy could have a negative impact on the Group's customers in that country. However, given the current uncertainty, the Group has continued to focus on perfecting the Brexit contingency plans. The materialisation of one or more of the above risks would have a material adverse effect on the Group's operations, financial situation and prospects.
The Group considered these circumstances in the review of the goodwill assigned to Santander UK, which was impaired in 2020 and 2019 (see Note 8).
2.    Santander Group
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2019 provide relevant information on the Group companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2019, 2018 and 2017.
The most significant transactions taking place during the first nine months of 2020 or pending at 30 September 2020 are as follows:
Agreement for the acquisition of a significant stake in Ebury
On 28 April 2020, the investment in Ebury, one of the best payment and currency platforms for SMEs, announced on 4 November 2019, was completed. The transaction involved a total outlay of GBP 367 million (approximately EUR 410 million) of which GBP 70 million (approximately EUR 80 million) was for new shares to support the company's plans to enter new markets in Latin America and Asia. At 2019 year-end the Group had already acquired 6.4% of the company for GBP 40 million (approximately EUR 45 million). Following the disbursement made in April 2020, the Group is entitled to receive 50.38% of the dividends distributed by the company. This interest is recognised under "Investments in Joint Ventures and Associates - Associates" in the consolidated balance sheet.
Reorganization of the banking insurance business, asset management and pension plans in Spain
On 24 June 2019, Banco Santander, S.A. reached an agreement with the Allianz Group to terminate the agreement that Banco Popular Español, S.A.U. (“Banco Popular”) held in Spain with the Allianz Group for the exclusive distribution of certain life insurance products, non-life insurance products, collective investment institutions, and pension plans through the Banco Popular network (the “Agreement”) whereby the Group held a 40% stake in the capital of Popular Spain Holding de Inversiones, S.L.U., classified as investments in joint ventures and associated entities for an overall amount of EUR 409 million on 31 December 2019.
The Agreement was executed on 15 January 2020 for the non-life business and on 31 January 2020 for the remaining businesses, once the regulatory authorisations were obtained in the first quarter of 2020. The execution of the Termination Agreement entailed the payment by Banco Santander of a total consideration of EUR 859 million (after deducting the dividends paid until the end of the operation) and the acquisition of the remaining 60% of the capital of Popular Spain Holding de Inversiones, S.L.U.
On July 10, 51% of the life-risk insurance business held by Banco Santander and 51% of the new General Insurance business from Banco Popular's network not transferred to Mapfre (in accordance with the agreement indicated below) was acquired by Aegon, valuing these businesses at a total of approximately EUR 557 million.
The total amount of the life-savings business, collective investment institutions and pension plans is EUR 711 million and has resulted in the recognition of EUR 271 million of goodwill.

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In addition, under the agreement reached between Banco Santander and Mapfre on 21 January 2019, 50.01% of the car, commercial multi-risk, SME multi-risk and corporate liability insurance business in the whole of Banco Santander's network in Spain was acquired by Mapfre on 25 June 2019 for EUR 82 million.
3.    Shareholder remuneration system and earnings per share.
a)   Shareholder remuneration system
The cash remuneration paid by the Bank to its shareholders in the first nine months of 2020 and 2019 was as follows:

	30-09-2020			30-09-2019
	% of par value	Euros per share	Amount (Million euros)	% of par value	Euros per share	Amount (Million euros)
Ordinary shares	—	—	—	26.00%	0.130	2,110
Other shares (without vote, redeemable, etc.)	—	—	—	—	—	—
Total remuneration paid	—	—	—	26.00%	0.130	2,110
Dividend paid out of profit	—	—	—	13.00%	0.065	1,055
Dividend paid with a charge to reserves or share premium	—	—	—	13.00%	0.065	1,055
Dividend in kind	—	—	—	—	—	—
Flexible payment	—	—	—	—	—	—
Banco Santander, upon the recommendation of the European Central Bank (ECB) that urged financial institutions, given the economic uncertainty derived from the COVID-19 crisis, to preserve capital by cancelling dividends charged to the financial years 2020 and 2019 , decided during the first half of 2020 to cancel the payment of the supplementary dividend for 2019.
In the third quarter of 2020, given the current greater visibility, the strength of the Bank and the evolution of the underlying results, on September 21, the board of directors proposed to the shareholders' meeting held on October 27, the approval of:
•A scrip dividend (payable in new shares) equivalent to 0.10 euros per share as supplementary remuneration of 2019.
•A dividend of 0.10 euros per share to be charged to the share premium reserve in 2021. This dividend will be subject to approval in accordance with the recommendations of the European Central Bank (ECB).
b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the first nine months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	30-09-2020	30-09-2019
Profit attributable to the Parent (million euros)	(9,048)	3,732
Remuneration of contingently convertible preference shares (million euros)	(416)	(453)
	(9,464)	3,279
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million euros)	—	—
Profit or Loss from continuing operations (PPC net) (million euros)	(9,464)	3,279
Weighted average number of shares outstanding	16,596,036,147	16,269,655,342
Basic earnings per share (euros)	(0.57)	0.20
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	(0.57)	0.20

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ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the first nine months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	30-09-2020	30-09-2019
Profit attributable to the Parent (million euros)	(9,048)	3,732
Remuneration of contingently convertible preference shares (million euros)	(416)	(453)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—
	(9,464)	3,279
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million euros)	—	—
Profit or Loss from continuing operations (PPC net) (million euros)	(9,464)	3,279
Weighted average number of shares outstanding	16,596,036,147	16,269,655,342
Dilutive effect of options/receipt of shares	40,948,268	39,644,074
Adjusted number of shares	16,636,984,415	16,309,299,416
Diluted earnings per share (euros)	(0.57)	0.20
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	(0.57)	0.20

4.    Remuneration and other benefits paid to the Bank’s directors and senior managers
Note 5 to the Group’s consolidated annual accounts for the year ended 31 December 2019 details the remuneration and other benefits to members of the Bank’s Board of Directors and senior management in 2019 and 2018.
Following is a summary of the most significant data on the remunerations and benefits for the first nine months ended 30 September 2020 and 2019:
Remuneration of members of the board of directors (1)

	Thousand euros
	30-09-2020	30-09-2019
Members of the board of directors: (2)(3)(4)(5)(6)(7)(8)(9)
Remuneration concept
Fixed salary remuneration of executive directors	4,197	4,797
Variable salary remuneration of executive directors	—	—
Directors fees	839	853
Bylaw-stipulated emoluments (annual emolument)	2,338	2,774
Other (except insurance premiums) (10)	3,566	3,693
Sub-total	10,940	12,117
Transactions with shares and/or other financial instruments	—	—
	10,940	12,117
(1)The notes to the consolidated annual accounts for 2020 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)Mr Rodrigo Echenique ceased to be an executive director on 30 April 2019, being as of that date a non-executive director.
(3)Mr Sergio Rial is appointed as executive director since 30 May 2020.
(4)Mr Henrique de Castro is appointed as director since 17 July 2019.
(5)Ms Pamela Walkden is appointed as director since 29 October 2019.
(6)Mr Luis Isasi is appointed as director since 19 May 2020.
(7)Mr Carlos Fernández ceased to be a director on 28 October 2019.
(8)Mr Guillermo de la Dehesa ceased to be a director on 3 April 2020.
(9)Mr Ignacio Benjumea ceased to be a director on 30 May 2020.
(10)Includes the amount related to the post-contractual non-compete agreement received by Mr Rodrigo Echenique Gordillo as a consequence of having ceased his executive functions on 30 April 2019.

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Other benefits of members of the board of directors

	Thousand euros
	30-09-2020	30-09-2019
Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	50	130
Pension funds and plans: Endowments and/or contributions (1)	1,515	1,502
Pension funds and plans: Accumulated rights (2)	66,398	78,077
Life insurance premiums	896	1,069
Guarantees provided for directors	—	—
(1)   These correspond to the endowments and/or contributions made during the first nine months of 2020 and 2019 in respect of retirement pensions and complementary benefits for widowhood, orphanhood and permanent disability.
(2)   Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 30 September 2020 and 30 September 2019 rights accrued for this concept for EUR 52,381 thousands and EUR 68,760 thousands, respectively.
Remuneration of senior management (1)(2)
The table below includes the corresponding amounts related to remunerations of senior management at 30 September 2020 and 2019, excluding the executive directors:

	Thousand euros
	30-09-2020	30-09-2019
Senior management (1):
Total remuneration of senior management (2)	20,139	24,461
(1)  Remunerations and benefits for non-competition agreements received by members of senior management who, during the first nine months ended 30 September 2020, had ceased their duties amount to EUR 3,688 thousands (30 September 2019: EUR 100 thousands).
(2)   The number of members of the Bank's senior management, excluding executive directors, is 17 as at 30 September 2020 (30 September 2019: 18).
The variable annual remuneration (or bonuses) received for fiscal year 2019, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2020 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	Thousand euros
	30-09-2020	30-09-2019
Senior management:
Pension funds: Endowments and / or contributions (1)	4,432	4,913
Pension funds: Accumulated rights (2)	55,996	72,911
(1)Corresponds to the allocations and/or contributions made during the first nine months of 2020 and 2019 as retirement pensions.
(2)Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 30 September 2020 and 30 September 2019 rights accumulated for this same concept for EUR 158,217 thousands and EUR 163,059 thousands, respectively.

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5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of the Group's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 30 September 2020 and 31 December 2019 is as follows, presented by the nature and categories for valuation purposes:

	Million euros
	30-09-2020
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	76,065
Equity instruments	7,235	3,167		3,075
Debt instruments	34,107	789	2,986	105,574	27,316
Loans and advances	247	337	59,728	8,812	923,255
Central Banks	—	—	6,146	—	11,302
Credit institutions	—	—	24,704	—	39,513
Customers	247	337	28,878	8,812	872,440
Total	117,654	4,293	62,714	117,461	950,571

	Million euros
	31-12-2019
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	63,397
Equity instruments	12,437	3,350		2,863
Debt instruments	32,041	1,175	3,186	118,405	29,789
Loans and advances	355	386	58,883	4,440	965,693
Central Banks	—	—	6,473	—	18,474
Credit institutions	—	—	21,649	—	40,943
Customers	355	386	30,761	4,440	906,276
Total	108,230	4,911	62,069	125,708	995,482

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Following is the gross exposure of financial assets subject to impairment stages at 30 September 2020 and 31 December 2019:

	Million euros
	30-09-2020				31-12-2019
	Gross amount				Gross amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	114,349	53	6	114,408	122,469	387	6	122,862
Debt instruments	105,573	7	6	105,586	118,023	387	6	118,416
Loans and advances	8,776	46	—	8,822	4,446	—	—	4,446
Central Banks	—	—	—	—	—	—	—	—
Credit institutions	—	—	—	—	—	—	—	—
Customers	8,776	46	—	8,822	4,446	—	—	4,446
Financial assets at amortised cost	885,828	57,517	29,728	973,073	934,475	50,535	32,479	1,017,489
Debt instruments	27,076	83	417	27,576	29,552	59	641	30,252
Loans and advances	858,752	57,434	29,311	945,497	904,923	50,476	31,838	987,237
Central Banks	11,302	—	—	11,302	18,474	—	—	18,474
Credit institutions	39,519	1	1	39,521	40,956	—	1	40,957
Customers	807,931	57,433	29,310	894,674	845,493	50,476	31,837	927,806
Total	1,000,177	57,570	29,734	1,087,481	1,056,944	50,922	32,485	1,140,351
On 30 September 2020, the Group has EUR 563 million (EUR 706 million on 31 December 2019) of exposure in impaired assets purchased with impairment, which mainly correspond to the business combinations carried out by the Group.
b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the first nine months ended 30 September 2020 and 2019, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	Million euros
	30-09-2020	30-09-2019
Balance as at beginning of period	22,713	23,945

Impairment losses charged to income for the period	10,226	7,987
Of which:
Impairment losses charged to income	16,912	13,677
Impairment losses reversed with a credit to income	(6,686)	(5,690)
Write-off of impaired balances against recorded impairment allowance	(6,936)	(9,421)
Exchange differences and other	(2,938)	480

Balance as at end of period	23,065	22,991

Of which, relating to:
Impaired assets	13,485	14,823
Other assets	9,580	8,168

Of which:
Individually calculated	3,058	4,178
Collectively calculated	20,007	18,813

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Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under "Financial assets at amortised cost" as at 30 September 2020:

	Million euros
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,830	4,473	13,933	22,236
Transfers between stages	(642)	761	2,956	3,075
Net changes of the exposure and modifications in the credit risk	1,831	294	4,967	7,092
Write-offs			(6,814)	(6,814)
Exchange differences and other	(515)	(477)	(1,800)	(2,792)
Carrying amount as of 30 September 2020	4,504	5,051	13,242	22,797
Previously written-off assets recovered during the first nine months of 2020 and 2019 amount to EUR 820 million and to EUR 1,184 million, respectively. In addition, an amount of EUR 125 million has been recognized in the account for losses due to renegotiation or contractual modification. Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 9,531 million and EUR 6,803 million, respectively.

c)    Impaired assets of financial assets at amortised cost portfolio
The movement produced, during the first nine months ended 30 September 2020 and 2019, in the balance of financial assets classified at amortised cost and considered doubtful by reason for the credit risk is as follows:

	Million euros
	30-09-2020	30-09-2019
Balance as at beginning of period	33,184	35,091
Net additions	7,250	7,753
Written-off assets	(6,936)	(9,421)
Exchange differences and other	(3,208)	196
Balance as at end of period	30,290	33,619

This amount, after deducting the related allowances, represents the Group's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.
d)     Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at 30 September 2020 and 31 December 2019:

	Million euros			Million euros
	30-09-2020			31-12-2019
	Carrying amount	Fair value		Carrying amount	Fair value
Loans and advances	923,255	932,743	Loans and advances	965,693	975,523
Debt instruments	27,316	27,840	Debt instruments	29,789	30,031
ASSETS	950,571	960,583	ASSETS	995,482	1,005,554

The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2019.

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6.    Non-current assets held for sale
The detail, by nature, of the Group’s non-current assets held for sale at 30 September 2020 and 31 December 2019 is as follows presented by nature:

	Million euros
	30-09-2020	31-12-2019
Tangible assets	4,634	4,588
Of which:
Foreclosed assets	4,307	4,485
Of which: Property assets in Spain	3,618	3,667
Other tangible assets held for sale	327	103
Other assets	—	13
	4,634	4,601

On 30 September 2020, the allowance that covers the value of the foreclosed assets represents the 49% (31 December 2019: 49%). The charges recorded in the first nine months of 2020 and 2019 amounted to EUR 192 million and EUR 193 million, respectively, and the recoveries undergone during those periods amount to EUR 23 million and EUR 33 million, respectively.

7.   Tangible assets
a)   Changes in the period
In the first nine months of 2020 and 2019, tangible assets (rights of use are not included) were acquired for EUR 5,584 million and EUR 9,808 million, respectively.
Also, in the first nine months of 2020 and 2019 tangible asset items were disposed of with a carrying amount of EUR 1,447 million and EUR 3,033 million respectively, giving rise to a net gain of EUR 48 million and EUR 36 million, respectively.
b)   Property, plant and equipment purchase commitments
At 30 September 2020 and 31 December 2019, the Group did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 30 September 2020, the Group has tangible assets under lease for the amount of EUR 2,871 million (EUR 5,051 million at 31 December 2019).

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8.    Intangible assets
a) Goodwill
The detail of Intangible Assets - Goodwill at 30 September 2020 and 31 December 2019, based on the cash-generating units giving rise thereto, is as follows:

	Million euros
	30-09-2020	31-12-2019
Banco Santander (Brasil)	2,998	4,388
SAM Investment Holdings Limited (*)	1,444	1,173
Santander Consumer Germany	1,313	1,236
Santander Bank Polska	1,111	2,427
Santander Portugal	1,040	1,040
Santander España	1,026	1,027
Santander Consumer USA	944	2,143
Santander Bank, National Association	620	1,828
Santander UK	585	7,147
Banco Santander Chile	539	589
Grupo Financiero Santander (Mexico)	377	460
Santander Consumer Nordics	209	496
Other entities	153	292
Total Goodwill	12,359	24,246
(*) The increase in 2020 arises from the repurchase of the pension plan and collective investment institution business from Banco Popular Español, S.A.U. to the Allianz Group (see Note 2).

As mentioned in Note 1.c, the accounting standard (IAS 36) requires that a cash‑generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired.
In the second quarter of 2020, having considered the updated economic and business environment resulting from COVID-19, the current market conditions and the existing economic uncertainty, an interim impairment test was performed as of 30 June 2020 for certain CGUs. As a result, the Group has recognised EUR 10,100 million of goodwill impairment in the first nine months of 2020 mainly related to the following CGUs: Santander UK, Santander Bank Polska, Santander Consumer USA, Santander Bank, National Association and Santander Consumer Nordics. In addition, during the first nine months of 2020, goodwill decreased by EUR 2,213 million due to exchange differences (see Note 11).
Impairment resulted from a combination of factors, including those related to COVID-19, and mainly the updated macroeconomic outlook which caused the Group to project lower earnings in some units but also reduce perpetual growth rate assumptions and increased discount rates used to estimate the value in use of such CGUs. Such impairment was recorded during the first nine months of 2020 under the heading Impairment or reversal of impairment on non-financial assets, net -Intangible assets of the consolidated profit and loss account.

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The changes in goodwill were as follows:

Million euros
2020
Balance at beginning of year	24,246
Additions	426
Of which:
SAM Investment Holdings Limited (Note 2)	271
Impairment losses	(10,100)
Of which:
Santander UK	(6,101)
Santander Bank Polska	(1,192)
Santander Consumer USA	(1,153)
Santander Bank, National Association	(1,177)
Santander Consumer Nordics	(277)
Disposals or changes in scope of consolidation	—
Exchange differences and other items	(2,213)
Balance at end of period	12,359

Following is a detail of the main assumptions which has been taken into account for determine the recoverable amount as of 30 June 2020 of the most significant cash-generating units which were valued using the discounted cash flow method and those used in 2019 year-end for comparison purposes:

	30-06-2020		31-12-2019
	Discount rate (*)	Nominal perpetual growth rate	Discount rate (*)	Nominal perpetual growth rate
Santander UK	9.4%	2.3%	8.5%	2.5%
Santander Bank Polska	10.2%	3.5%	9.2%	3.5%
Santander Consumer USA	10.6%	1.5%	9.5%	1.5%
Santander Bank, National Association(**)	10.7%	2.5%	9.6%	3.6%
Santander Consumer Nordics	9.9%	2.0%	8.6%	2.5%
(*) Post-tax discount rate.
(**) Weighted information of the main hypotheses of the segments that are allocated within the goodwill.

For other significant CGUs where goodwill has not been impaired in the first six months of the year, the Group performs a sensitivity analysis, given the degree of uncertainty of certain assumptions, using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +50 basis points and the perpetual growth rate by -50 basis points. Such sensitivity analysis was performed for other significant CGUs and considering reasonable changes in these key assumptions the value in use of all the cash-generating units still exceeds their recoverable amount. In addition, the Group analysed the recoverable amount of Banco Santander - Chile, Grupo Financiero Santander (México) and Banco Santander (Brasil) which is calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at 30 June 2020. This value exceeded the recoverable amount.

Based on the above, and in accordance with the estimates, forecasts and sensitivity analysis available to the managers of the Bank, during the first nine months of 2020 the Group has recognised goodwill impairment losses amounting to EUR 10,100 million (1,500 million in the first nine months of 2019) under the heading Impairment or reversal of impairment on non-financial assets, net -Intangible assets of the consolidated profit and loss account. Goodwill is deducted from the CET1 for regulatory purposes, so an impairment of goodwill has no impact on the Group's capital ratios.

In the light of above, and based on the analysis carried out of the available information on the evolution of the different cash-generating units that could reveal the existence of signs of impairment, the Group's administrators have concluded that there have been no losses in value that have required the recording of additional impairment.

Note 17 to the consolidated annual accounts for the year ended 31 December 2019 includes detailed information on the procedures followed by the Group to analyse the potential impairment of the goodwill recognised with respect to its recoverable amount and to recognise the related impairment losses, where appropriate.

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9.   Financial liabilities
a)   Breakdown
The following is a breakdown of the Group's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 30 September 2020 and 31 December 2019, presented by nature and categories for valuation purposes:

	Million euros
	30-09-2020			31-12-2019
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost
Derivatives	73,044			63,016
Short Positions	15,084			14,123
Deposits	—	55,097	972,076	—	57,111	942,417
Central banks	—	6,340	104,098	—	12,854	62,468
Credit institutions	—	8,288	65,548	—	9,340	90,501
Customer	—	40,469	802,430	—	34,917	789,448
Debt instruments	—	4,362	240,195	—	3,758	258,219
Other financial liabilities	—	—	25,043	—	126	30,109
Total	88,128	59,459	1,237,314	77,139	60,995	1,230,745

b)   Information on issues, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	Million euros
	30-09-2020	31-12-2019
Bonds and debentures outstanding	198,928	208,455
Subordinated	20,261	20,878
Promissory notes and other securities	25,368	32,644
Total debt instruments issued	244,557	261,977

The detail, at 30 September 2020 and 2019, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by the Bank or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first nine months of 2020 and 2019:

	Million euros
	30-09-2020
	Opening balance at 01-01-20	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 30-09-20
Bonds and debentures outstanding	208,455	785	46,681	(48,129)	(8,864)	198,928
Subordinated	20,878	—	1,853	(1,613)	(857)	20,261
Bonds and debentures outstanding and subordinated liabilities issued	229,333	785	48,534	(49,742)	(9,721)	219,189

	Million euros
	30-09-2019
	Opening balance at 01-01-19	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 30-09-19
Bonds and debentures outstanding	195,498	—	45,844	(40,725)	4,813	205,430
Subordinated	23,676	—	1,056	(3,845)	445	21,332
Bonds and debentures outstanding and subordinated liabilities issued	219,174	—	46,900	(44,570)	5,258	226,762

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On 12 March 2020, Banco Santander, S.A. redeemed in advance and on a voluntary basis the total amount of Contingent Convertible Tier 1 Preferred Securities Series I/2014 for a total nominal amount of EUR 1,500 million.
In January 2020, Banco Santander, S.A. issued a number of preferred shares, contingently convertible into newly issued ordinary shares of the Bank (the “CCPP”), excluding the pre-emptive subscription right of its shareholders and for a nominal amount of EUR 1,500 million (the “Issue” and the “CCPP”).
The issue was at par and the remuneration of the CCPS, whose payment is subject to certain conditions and is also discretionary, was fixed at 4.375% per annum for the first six years, thereafter being reviewed every five years by applying a margin of 453.4 basis points on the 5-year Mid-Swap Rate.
In April 2019, Banco Santander, S.A. announced that it had agreed to proceed with the voluntary early redemption of all outstanding Tier 1 Contingent Convertible Preferred Participations Series II/2014 with a total nominal amount of USD 1,500 million (EUR 1,345 million) traded on the Irish Stock Exchange market.
On 8 February 2019, Banco Santander, S.A. issued USD 1,200 million (EUR 1,056 million) of CCPP. The remuneration of the issuance, whose payment is based on certain conditions and is also discretionary was set at 7.50% per annum, payable on a quarterly basis for the first seven years (thereafter being reviewed by applying a margin of 498.9 basis point on the Mid-Swap Rate).
c)    Other issues guaranteed by the Group
At 30 September 2020 and 2019, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by the Bank or any other Group entity.
d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which the Group’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 30 September 2020 and 31 December 2019:

	Million euros
	30-09-2020		31-12-2019
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	972,076	972,624	942,417	942,397
Debt instruments	240,195	249,226	258,219	266,784
Liabilities	1,212,271	1,221,850	1,200,636	1,209,181

Additionally, other financial liabilities are accounted for EUR 25,043 million and EUR 30,109 million euros as of 30 September 2020 and 31 December 2019, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 51.c of the consolidated annual accounts for 2019, other than those mentioned in these interim financial statements.

10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2019 to 30 September 2020, is mainly due to the payments for benefits in the first semester, which include the option offered to certain Group beneficiaries in Spain to anticipate the collection of lifetime pensions in the form of a single or deferred payment for up to 5 years, amounting to EUR 1,377 million, a reduction of EUR 326 million, and to exchange range variations (decrease in the Brazilian real). This negative change in the heading is partially offset by higher net actuarial losses as a result of changes in actuarial assumptions (see Note 11.c).

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b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 30 September 2020 and at 31 December 2019 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Million euros
	30-09-2020	31-12-2019
Provisions for taxes	599	759
Provisions for employment-related proceedings (Brazil)	482	776
Provisions for other legal proceedings	1,108	1,522
Provision for customer remediation	619	725
Regulatory framework-related provisions	14	67
Provision for restructuring	620	641
Other	850	1,018
	4,292	5,508

Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor's office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.
The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated cost of the Banco Popular Español, S.A.U. floor clauses. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK, and those relating to Banking Tax in Poland.
The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.
Qualitative information on the main litigation is provided in Note 10.c.
Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
The changes in provisions arising from civil contingencies and legal nature are disclosed in this note.

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The main changes in provisions in the first nine months of 2020 are as follows:
Regarding the provisions for labor processes and others of a legal nature, Brazil has charged EUR 138 million and EUR 137 million, respectively, using provisions of EUR 196 million and EUR 95 million, respectively, and the rest of the deviation is due to currency depreciation.
Regarding the provisions arising for customer remediation the United Kingdom has released EUR 6 million. On the other hand, EUR 78 million has been used in the United Kingdom. Additionally, EUR 16 million has been set aside in Poland to cover the mortgage portfolio in CHF in the nine first months of the year.
Regarding in provisions constituted by regulatory framework, EUR 54 million in the first nine months in United Kingdom has been used (Bank Levy and FSCS). In addition, EUR 94 million have been charged and paid in the first nine months in Poland.
In addition, in the provisions for restructuring, the United Kingdom has set aside EUR 108 million, EUR 7 million in Poland and EUR 21 million in Consumer Group. This increase is partially offset by the use of EUR 79 million and EUR 88 million in the United Kingdom and Spain, respectively.
c)    Litigation and other matters
i. Tax-related litigation
At 30 September 2020 the main tax-related proceedings concerning the Group were as follows:
-   Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. These claims are fully provisioned.
–Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognised in connection with the amount considered to be a contingent liability.
-    Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
-     Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss
-   In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Santander Brasil Tecnologia S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000, 2001 and part of 2002. In July 2015, after the unfavourable decision of CARF, both entities appealed at Federal Justice in a single proceeding. In June 2019 this action has been dismissed, and the resolution has been appealed to the higher court. There is a provision recognised for the estimated loss.
-    In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
-     In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

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- Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
- Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.
- Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL (‘Social Contribution on Net Income’) of year 2009. The appeal is pending decision in CARF. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits related to tax legal obligations or with probable loss risk is approximately EUR 758 million, fully provisioned, and the total amount for tax litigation with possible loss risk is approximately EUR 2,656 million.
- Banco Santander has appealed before European Courts the Decisions 2011/5/CE of 28 October 2009, and 2011/282/UE of 12 January 2011 of the European Commission, ruling that the deduction regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On November 2018 the General Court confirmed these Decisions but these judgements have been appealed at the Court of justice of the European Union. The dismissal of this appeal would not have effect on equity.
At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.
ii. Non-tax-related proceedings
At 30 September 2020, the main non-tax-related proceedings concerning the Group were as follows:
- Payment Protection Insurance (PPI): claims associated with the sale by Santander UK plc of payment protection insurance or PPI to its customers. As of 30 September 2020, the remaining provision for PPI redress and related costs amounted to GBP 120 million (EUR 132 million) (2019: GBP 189 million (EUR 222 million)). There was no additional provision in the third quarter of 2020.
Given the passing of the Financial Conduct Authority’s deadline of 29 August 2019 for PPI complaints, the level of judgment required by management in determining appropriate assumptions has reduced. At 30 September 2020, the key assumptions in calculating the provision were around the estimated PPI penetration of August complaints.
The uphold rates are informed by historical experience and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogenous population.
In addition, there are legal claims being made by Claims Management Companies challenging the FCA's industry guidance on the treatment of Plevin/recurring non-disclosure assessments.
The provision for conduct remediation recognised represents management’s best estimate of Santander UK plc’s liability in respect of mis-selling of PPI policies.
-     Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca a total of EUR 66 million from the liquidation of the swaps. Mobiliaria Monesa, S.A. (Delforca’s parent company) has commenced a civil proceeding against the Bank claiming damages which, as of date have not been determined. The proceeding has been stayed because the jurisdiction of the Court has been challenged. Within insolvency proceedings before the Commercial Court, both Delforca and Mobiliaria Monesa have instigated a claim against the Bank seeking the recovery of EUR 56.8 million that the Bank received from the liquidation of the swap. The Bank has filed a claim against Delforca seeking the Bank's recognition of its right to receive the credit. At 30 September 2020, the risk is considered remote. The Bank has not recognised any provisions in this connection.

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-    Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Regional Labor Court and the High Employment Court ordered Santander (Brasil) S.A., as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On 20 March 2019, a decision from the Federal Court of Justice (Supremo Tribunal Federal, or “STF”) rejected the extraordinary appeal filed by Santander Brasil. A rescission action was brought to revert the decision in the main proceedings and suspend procedural enforcement. The external legal advisor of the Bank has classified the risk of loss as probable. The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision is issued and the enforcement process has begun). The provisions registered are considered sufficient to cover the risks associated with the court claims currently being dealt with.
-     “Planos Económicos”: like the rest of the banking system in Brasil, Santander Brasil has been the target of customer complaints and collective civil suits stemming from legislative changes and its application to bank deposits, fundamentally ('economic plans'). At the end of 2017, there was an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban), already approved by the Supremo Tribunal Federal, with the purpose of closing the lawsuits. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of endorsements they have made and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan processes for two years from May 2018.
On 29 May 2020, the Supremo Tribunal Federal approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the "Collor I Plan". The provisions recorded for the economic plan processes are considered to be sufficient.
-   Floor clauses (“cláusulas suelo”): in consequence of the acquisition of Banco Popular Español, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 2 January, Banco Popular Español, S.A.U. made extraordinary provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. The Group considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. For this matter, after the purchase of Banco Popular Español, S.A.U., EUR 402 million provisions have been used by the Group (EUR 238 million in 2017, EUR 119 million in 2018 and EUR 45 million in 2019) mainly for refunds as a result of the extrajudicial process mentioned above. As of 30 September 2020, the amount of the Group's provisions in relation to this matter amounts to EUR 78,9 million (31 December 2019: EUR 80 million).
-   Banco Popular´s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U., the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander, S.A. of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, in the application accordance with the single resolution framework regulation referred to in Note 3 of the 2018 consolidated annual accounts, some investors have filed claims against the EU’s Single Resolution Board decision, the FROB's resolution executed in accordance to the aforementioned decision, and claims have been filed and may be filed in the future against Banco Santander, S.A. or other Santander Group companies deriving from or related to the acquisition of Banco Popular Español, S.A.U..

At this stage, it is not possible to foresee the total number of claims that could be filed by the former holders of shares and capital instruments (arising from the acquisition by investors of such shares and capital instruments of Banco Popular Español, S.A.U. prior to resolution, including in particular, without limitation, the shares acquired in the context of the capital increase with pre-emptive subscription rights carried out in 2016), and their economic implications (especially considering that the decision to resolve in application of the new regulation has no precedent, and that it may be possible that future claims do not specify a specific amount, put forward new legal interpretations or involve a large number of parties).
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognised in 2017 amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. The provisions recorded are considered sufficient to cover the risks associated with the court claims currently being dealt with. However, if additional amounts have to be paid for claims already raised with an undetermined economic interest or for new claims, this could have a significant adverse effect on the Santander Group's results and financial situation.

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Likewise, the Central Court of Instruction 4 is currently conducting preliminary proceedings 42/2017, in which, amongst other things, is being investigated the following: (i) the accuracy of the prospectus for the capital increase with pre-emptive subscription rights carried out by Banco Popular in 2016; And (ii) the alleged manipulation of the share price of Banco Popular until the resolution of the bank, in June 2017. During the course of the proceedings, on 15 January 2019, the Spanish National Court, applying article 130.2 of the Spanish Criminal Code, declared the Bank the successor entity to Banco Popular Español, S.A.U. (following the merger of the Bank and Banco Popular Español, S.A.U. on 28 September 2018), and, as a result, determined that the Bank assumed the role of the party being investigated in the criminal proceeding. The decision was appealed and on 30 April 2019, the Spanish National Court ruled in favor of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court who have rejected the appeal. In this procedure, Banco Santander has the status of possible subsidiary civil liability.
-    German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions. The Group is cooperating with the German authorities. According to the state of the investigations, the results and the effects for the Group, which may potentially include the imposition of financial penalties, cannot be anticipated. The Bank has not recognised any provisions in relation to the potential imposition of financial penalties.
- Attorneys General Investigation of auto loan securitisation transactions and fair lending practices: in October 2014, May 2015, July 2015 and February 2017, Santander Consumer USA Inc. (SC) received subpoenas and/or Civil Investigative Demands (CIDs) from the Attorneys General of the U.S. states of California, Illinois, Oregon, New Jersey, Maryland and Washington under the authority of each state's consumer protection statutes. These states serve on behalf of a group of 33 state Attorneys General. The subpoenas and CIDs contained broad requests for information and the production of documents related to SC’s underwriting, securitization, the recovery efforts servicing and collection of non prime vehicle loans. SC responded to these requests within the deadlines specified and has otherwise cooperated with the Attorneys General with respect to this matter. On 19 May 2020, SC entered into settlements with all the attorneys general resolving this investigation. SC is fully reserved for the settlement.
-     Financial Industry Regulatory Authority (“FINRA”) Puerto Rico Arbitrations: as of 30 September 2020, Santander Securities LLC (SSLLC) had received 766 FINRA arbitration cases related to Puerto Rico Bonds issued by public and public related entities, as well as Puerto Rico closed-end funds (CEFs). The statements of claims allege, among other things, fraud, negligence, breach of fiduciary duty, breach of contract, unsuitability, over-concentration of the investments and failure to supervise. There were 267 arbitration cases that remained pending as of 30 September 2020.
As a result of various legal, economic and market factors impacting or that could impact of the value Puerto Rico bonds and CEFs, it is possible that additional arbitration claims and/or increased claim amounts may be asserted against SSLLC in future periods. The provisions recorded for these matters are considered sufficient.
- IRPH Index: a portion of our Spanish mortgage loan portfolio bears interest at a rate indexed to the “Índice de Referencia de Préstamos Hipotecarios” known as “IRPH” which, at the time the contracts were entered into, served as reference rate for many mortgage loan agreements in Spain and was published by the Bank of Spain. Consumers in Spain have brought lawsuits against most of the Spanish banking sector alleging that the use and related disclosures of such rate did not comply with the transparency requirements of European regulation. On 14 December 2017, the Supreme Court of Spain ruled that these clauses were valid, as the IRPH is an official rate and therefore non-subject to transparency requirements. The matter was referred to the Court of Justice of the European Union through a preliminary ruling procedure. On 3 March 2020 the CJUE rendered its decision.
The CJUE ruled that, being the IRPH a valid index, national courts are entitled to examine its use on each particular contract in order to verify whether the transparency requirements have been met. When carrying out the transparency control, national courts have to take into account all the circumstances surrounding the conclusion of the particular contract, including whether essential information relating to the calculation of that rate was easily accessible and the provision of data relating to past fluctuations of the index. Finally, with regard to the effects of nullity of an IRPH index clause, the CJUE entitles national courts to substitute it with another statutory index, thus not declaring the nullity of the whole contact.
While the uncertainty regarding the effects of the CJUE judgment remain, it is expected that national courts will follow the case-law set by the Spanish Supreme Court in 2017. Therefore, it is not possible still to estimate the potential exposure. Currently, the balance of the relevant mortgage loans held by us equals approximately EUR 3,254 million.
- Banco Santander, S.A. has been sued in a legal proceeding in which the plaintiff alleges that a contract was concluded whereby he would be entrusted with the functions of CEO of the Bank. In the complaint, the claimant mainly requests a declaratory ruling that affirms the validity and conclusion of such contract and its enforcement together with the payment of certain amounts. If the main request is not granted, the claimant seeks compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. has answered to the complaint. In this answer, it is stated that the conditions to which the appointment was subject to were not met and that the contract required by law was not concluded. Trial will take place on 10 March 2021.

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- CHF Polish Mortgage Loans: On 3 October 2019, the Court of Justice of the European Union (CJEU) rendered its decision in relation to a lawsuit against an unrelated bank in Poland, with regards to unfair contractual clauses in consumer agreements, specifically the consequences of potentially unfair contractual clauses in CHF-indexed loan agreements. The CJEU has left to Polish courts the decision on whether the whole contract can be maintained once the abusive terms have been removed, which should in turn decide whether the effects of the annulment of the contract are prejudicial to the consumer. In that case, the court may only integrate the contract with default provisions of national law and decide, in accordance with those provisions, on the applicable rate.
As at 30 September 2020, the Group has a portfolio of mortgage loans denominated in, or indexed to, CHF of approximately PLN 9,913 million (EUR 2,188 million).
In 2019 the Group (Santander Bank Polska S.A. and Santander Consumer Bank S.A.) in Poland created PLN 173 million (EUR 40.9 million) provision for CHF. On June 2020, the provision was increased by PLN 63.2 million (EUR 14.2 million).This provision represents the best estimate to date given the difficulty to predict the financial impact, as, it is for national courts to decide the relevant issues.
The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.
With the information available to it, the Group considers that, at 30 September 2020, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Subject to the qualifications made, it also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.
11.   Equity
In the first nine months ended 30 September 2020 and 2019 there were no quantitative or qualitative changes in the Group's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
As of 30 September 2020 and 31 December 2019, the Bank's capital stock was represented by 16,618,114,582 shares, with a nominal amount of EUR 8,309 million, in both dates.
b) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	Million euros
	30-09-2020	31-12-2019 (*)
Other comprehensive income accumulated	(32,747)	(24,168)
Items not reclassified to profit or loss	(5,056)	(4,288)
Actuarial gains or losses on defined benefit pension plans	(4,798)	(4,764)
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(4)	1
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(261)	514
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair valuewith changes in other comprehensive income (hedged item)	159	44
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(159)	(44)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	7	(39)
Items that may be reclassified to profit or loss	(27,691)	(19,880)
Hedge of net investments in foreign operations (effective portion)	(2,610)	(5,464)
Exchange differences	(27,444)	(16,701)
Hedging derivatives (effective portion)	592	300
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	2,279	2,321
Hedging instruments (items not designated)	—	—
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(508)	(336)
(*) See Note 1.e.

127

c) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling. Its variation is shown in the condensed consolidated statement of recognised income and expense.
During the first nine months of 2020, the amount of actuarial losses (net of actuarial gains) has decreased by EUR 218 million. The main impacts are:
•Increase of EUR 484 million in the accrued actuarial losses relating to the Group's businesses in the United Kingdom, mainly due to the change in the discount rate (decrease from 2.11% to 1.50%).
•Decrease of EUR 260 million in the accrued actuarial losses relating to the Group's businesses in the Brazil, mainly due to the change in the discount rate (increase from 7.05% to 7.46%, for pension plans and from 7.22% to 7.78% for medical plans).
•Increase of EUR 37 million in the accrued actuarial losses relating to the Group's businesses in the Spain, due to the change in the mortality tables, which has been partially offset by demographic gains.
The remaining variation in the accrued actuarial gains and losses heading represents a decrease of EUR 479 million, mainly as a result of the evolution of exchange rates, being the depreciation of the real and the pound the most significant.
d) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 September 2020 and 31 December 2019 under “Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result depending on the geographical origin of the issuer”:

	Million euros
	30-09-2020				31-12-2019
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	19	(798)	(779)	1,063	21	(445)	(424)	184
International
Rest of Europe	60	(75)	(15)	301	68	(72)	(4)	379
United States	11	(3)	8	40	15	(3)	12	44
Latin America and rest	529	(4)	525	1,671	934	(4)	930	2,256
	619	(880)	(261)	3,075	1,038	(524)	514	2,863
Of which:
Listed	528	(41)	487	1,660	936	(14)	922	2,283
Unlisted	91	(839)	(748)	1,415	102	(510)	(408)	580

128

e) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first nine months of 2020, recorded in the statement of income and expenses recognised as a consolidated summary, reflects the impact of the evolution of currencies in the year, as a consequence of the generalized depreciation of the main currencies (see Note 1.e).
From this variation, a loss of EUR 2,213 million corresponds to the valuation at the closing exchange rate of goodwill of the first nine months of 2020 (see Note 8).
f) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 September 2020 and 31 December 2019 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	Million euros
	30-09-2020				31-12-2019
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government and central banks debt instruments
Spain	824	—	824	21,666	947	(2)	945	32,413
Rest of Europe	832	(63)	769	19,722	664	(38)	626	19,052
Latin America and rest of the world	655	(125)	530	48,040	839	(121)	718	51,284
Private-sector debt instruments	180	(24)	156	24,958	81	(49)	32	20,096
	2,491	(212)	2,279	114,386	2,531	(210)	2,321	122,845

12.   Segment information (Primary segment)
For Group management purposes, the primary level of segmentation, which is based on the Group's management structure, comprises five reportable segments: four operating areas plus the Corporate Center. The operating areas are: Europe, North America, South America and Santander Global Platform.
Following is the breakdown of revenue that is deemed to be recognised under Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net, Other operating income and Income from assets under insurance and reinsurance contracts in the accompanying consolidated income statements for the first nine months ended 30 September 2020 and 2019.
This financial information (“underlying basis”) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.

129

Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the first nine months ended 30 September 2020 and 2019:

	Million euros
	Revenue from ordinary activities		Profit		Profit before taxes
Segment	30-09-2020	30-09-2019	30-09-2020	30-09-2019	30-09-2020	30-09-2019
Europe	20,507	24,172	2,023	3,640	3,208	5,498
North America	12,042	13,291	1,061	1,278	1,664	2,222
South America	19,925	22,108	2,119	2,977	3,847	5,543
Santander Global Platform	148	91	(89)	(77)	(135)	(107)
Corporate Centre	329	(215)	(1,455)	(1,638)	(1,567)	(1,733)
Underlying Profit	52,951	59,447	3,659	6,180	7,017	11,423
Adjustments	—	—	(12,707)	(2,448)	(10,288)	(2,711)
Statutory Profit	52,951	59,447	(9,048)	3,732	(3,271)	8,712
Explanation of adjustments:
In the first nine months of 2020, an adjustment to goodwill arising from the Group's acquisitions of EUR -10,100 million is included together with the valuation of tax assets adjustments of EUR -2,500 million, as well as restructuring and other costs of EUR -106 million: EUR -55 in the United Kingdom, EUR -28 million in Santander Consumer Finance, EUR -10 million in Poland and EUR -13 million in Other Europe.
In the first nine months of 2019, the capital gains obtained from the sale of 51% of our stake in the Argentine company Prisma Medios de Pago S.A. were accounted for and the revaluation of the remaining 49%, EUR 150 million), capital losses related to the sale of real estate assets in Spain, EUR -180 million, and restructuring costs in the United Kingdom, Poland and Spain, EUR -704 million and EUR -80 million impact in PPI contributions in the United Kingdom.

13.   Related parties
The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by the Group with its related parties in the first nine months of 2020 and 2019, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	Million euros
	30-09-2020
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	6	—	6
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	9	—	9
	—	—	15	—	15
Income:
Finance income	—	—	86	1	87
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	872	—	872
	—	—	958	1	959

130

	Million euros
	30-09-2020
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	—	(301)	(53)	(354)
Financing agreements: loans and capital contributions (borrower)	—	(5)	462	5	462
Guarantees provided	—	—	(5)	—	(5)
Guarantees received	—	—	—	—	—
Commitments acquired	—	(1)	216	8	223
Dividends and other distributed profit	—	—	—	—	—
Other transactions	—	—	554	—	554

	Million euros
	30-09-2020
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	26	7,611	51	7,688
Other collection rights	—	—	2,333	—	2,333
	—	26	9,944	51	10,021
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	32	3,090	61	3,183
Other payment obligations	—	—	93	—	93
	—	32	3,183	61	3,276

	Million euros
	30-09-2019
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	3	—	3
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	14	—	14
	—	—	17	—	17
Income:
Finance income	—	—	66	1	67
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	1,001	—	1,001
	—	—	1,067	1	1,068

131

	Million euros
	30-09-2019
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	(1)	714	(6)	707
Financing agreements: loans and capital contributions (borrower)	—	4	663	10	677
Guarantees provided	—	—	14	—	14
Guarantees received	—	—	—	—	—
Commitments acquired	—	1	48	(23)	26
Dividends and other distributed profit	—	5	—	20	25
Other transactions	—	—	—	—	—

	Million euros
	31-12-2019
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	26	7,911	104	8,041
Other collection rights	—	—	1,747	0	1,747
	—	26	9,658	104	9,788
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	53	2,628	57	2,738
Other payment obligations	—	—	61	—	61
	—	53	2,689	57	2,799

14.   Off-balance-sheet exposures
The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	Million euros
	30-09-2020	31-12-2019
Loan commitments granted	235,812	241,179
Of which doubtful	322	352
Financial guarantees granted	12,247	13,650
Of which doubtful	139	154
Bank sureties	12,227	13,620
Credit derivatives sold	20	30
Other commitments granted	71,430	68,895
Of which doubtful	567	747
Other granted guarantees	32,988	33,890
Other	38,442	35,005

132

The breakdown of the off-balance sheet exposure and impairment on 30 September 2020 and 31 December 2019 by impairment stages is EUR 311,491 million and EUR 316,116 million of exposure and EUR 362 million and EUR 417 million of impairment in stage 1, EUR 6,970 million and EUR 6,355 million of exposure and EUR 156 million and EUR 145 million of impairment in stage 2, and EUR 1,028 million and EUR 1,253 million of exposure and EUR 154 million and EUR 177 million of impairment in stage 3, respectively.

15.   Average headcount and number of branches
The average number of employees at the Bank and the Group, by gender, in the first nine months ended 30 September 2020 and 2019 is as follows:

Average headcount
	Bank		Group
	30-09-2020	30-09-2019	30-09-2020	30-09-2019
Men	13,674	16,054	88,381	91,765
Women	12,924	13,671	106,172	110,375
	26,598	29,725	194,553	202,140

The number of branches at 30 September 2020 and 31 December 2019 is as follow:

Number of branches
	Group
	30-09-2020	31-12-2019
Spain	3,160	3,286
Foreign	8,360	8,666
	11,520	11,952

16.   Other disclosures
a)    Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 30 September 2020 and 31 December 2019, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Million euros
	30-09-2020			31-12-2019
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	41,435	76,219	117,654	44,581	63,649	108,230
Non-trading financial assets mandatorily at fair value through profit or loss	1,660	2,633	4,293	1,530	3,381	4,911
Financial assets at fair value through profit and loss	2,518	60,196	62,714	2,572	59,497	62,069
Financial assets at fair value through other comprehensive income	89,800	27,661	117,461	103,089	22,619	125,708
Hedging derivatives (assets)	—	10,866	10,866	—	7,216	7,216
Financial liabilities held for trading	11,681	76,447	88,128	9,781	67,358	77,139
Financial liabilities designated at fair value through profit or loss	2,148	57,311	59,459	1,484	59,511	60,995
Hedging derivatives (liabilities)	—	6,099	6,099	—	6,048	6,048
Liabilities under insurance contracts	—	970	970	—	739	739

133

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt instruments, private-sector debt instruments, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in some cases, they use significant inputs not observable in market data (Level 3).
In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first nine months of 2019 and 2020, the Group did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table.
The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group's units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2019.
As of 30 September 2020, the CVA (Credit Valuation Adjustment) accounted for was EUR 411 million (an increase of 51.2% compared to 31 December 2019 year end) and adjustments of DVA (Debt Valuation Adjustment) was EUR 233 million (36.0% compared to 31 December 2019). These impacts are due to the fact that credit spreads are still at levels above 30% with respect to the end of the year due to the COVID-19 crisis. Markets have not yet returned to year-end prices, however they are reflecting lower levels than at the beginning of the pandemic.

134

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 30 September 2020 and 31 December 2019:

	Million euros		Million euros
	Fair values calculated using internal models at 30-09-2020(*)		Fair values calculated using internal models at 31-12-2019 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	169,145	8,430	149,711	6,651
Financial assets held for trading	75,477	742	63,051	598
Credit institutions	—	—	—	—	Present value method	Yield curves, FX market prices
Customers (**)	247	—	355	—	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	1,343	45	760	65	Present value method	Yield curves, FX market prices
Derivatives	73,887	697	61,936	533
Swaps	61,747	279	51,594	182	Present value method, Gaussian Copula (***)	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	722	19	469	8	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,219	238	3,073	177	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	706	—	190	—	Present value method	Yield curves, FX market prices
Index and securities options	1,797	107	1,164	95	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity.
Other	5,696	54	5,446	71	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others.
Hedging derivatives	10,866	—	7,216	—
Swaps	8,205	—	6,485	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	29	—	25	—	Black-Scholes Model	Yield curves, FX maket prices, Volatility surfaces, Liquidity
Other	2,632	—	706	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,707	926	1,780	1,601		Yield curves, FX and EQ market prices, Others
Equity instruments	1,043	467	1,272	550	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	648	138	498	675	Present value method	Yield curves
Loans and receivables (**)	16	321	10	376	Present value method, swap asset model & CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	59,549	647	58,833	664
Central banks	6,146	—	6,474	—	Present value method	Yield curves, FX market prices
Credit institutions	24,541	163	21,598	50	Present value method	Yield curves, FX market prices
Customers (****)	28,857	21	30,729	32	Present value method	Yield curves, FX market prices, HPI
Debt instruments	5	463	32	582	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	21,546	6,115	18,831	3,788
Equity instruments	76	1,259	98	407	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	17,374	140	17,486	188	Present value method	Yield curves, FX market prices
Loans and receivables	4,096	4,716	1,247	3,193	Present value method	Yield curves, FX market prices and Credit curves
LIABILITIES	140,012	815	132,582	1,074
Financial liabilities held for trading	76,201	246	67,068	290
Central banks	—	—	—	—	Present value method	Yield curves, FX market prices
Credit institutions	—	—	—	—	Present value method	Yield curves, FX market prices
Customers	—	—	—	—	Present value method	Yield curves, FX market prices
Derivatives	71,249	246	61,789	290
Swaps	58,158	94	49,927	115	Present value method, Gaussian Copula (***)	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	686	1	658	1	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidit
Interest rate options	4,410	55	4,291	34	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	1,952	77	1,309	88	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	698	6	20	2	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others.
Other	5,345	13	5,584	50	Present value method, Advanced stochastic volatility models	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others
Short positions	4,952	—	5,279	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	6,099	—	6,048	—
Swaps	5,389	—	4,737	—	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	12	—	10	—	Black's Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	698	—	1,301	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	56,742	569	58,727	784	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	970	—	739	—	Present Value Method with actuarial techniques	Mortality tables and interest rate curves

135

(*) The internal models of Level 2 implement figures based on the parameters observed in the market, while Level 3 internal models uses significant inputs that are not observable in market data.
(**)    Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(***)    Includes credit risk derivatives with a negative net fair value of EUR -5 and EUR -6 million recognised in the interim condensed consolidated balance sheet 30 September 2020 and 31 December 2019. These assets and liabilities are measured using the Standard Gaussian Copula Model.
(****)    Includes residential mortgages to financial institutions in the United Kingdom (which are regulated and partly financed by the Government). The fair value of these loans has been obtained using observable market variables, including current market transactions of similar amount and guarantees provided by the UK Housing Association. Given that the Government is involved in these entities, credit risk spreads have remained stable and homogeneous in this sector. The results arising from the valuation model are contrasted against current market transactions.
The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
Level 3 financial instruments
Set forth below are the Group's main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):
-     Instruments in Santander UK's portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid:
•The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK's portfolio.
•HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.
•HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.
•Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.
-     Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.
-     Derivatives of negotiation on interest rates, taking asset securitisations and with the redemption rate (CPR) as the main unobservable input as an underlying asset.
- Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
- Derivatives on long-term interest rate volatility and FX where volatility is not observable in the market at the indicated term.
-     Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
-    Derivatives on long-term interest rate and FX in some Latam units (mainly Brazil), where for certain underlyings it is not possible to demonstrate observability to these terms.
-     Debt instruments in Latam units linked to certain illiquid interest rates, for which there is no reasonable market observability.
-     Illiquid equity in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
-    Syndicated loans with the HTC&S business model (Hold to collect and sale) and classified in the fair value category with changes in other accumulated global result, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
The net amount recorded in the results of the first nine months of 2020 resulting from the aforementioned valuation models which main inputs are unobservable market data (Level 3) amounts to EUR 242 million benefit approximately (EUR 162 million in the first nine months of 2019).

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The table below shows the effect, at 30 September 2020, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in million euros)
(Level 3)					Unfavourable scenario	Favorable scenario
Financial assets held for trading ( assets)
Trading derivatives	Present Value Method	Curves on TAB indixes(*)	(a)	(a)	(0.2)	0.2
	Present Value model, modified Black-Scholes	HPI forward growth rate	0%-5%	2.55%	(22.9)	22.0
		HPI spot	n/a	442.98 (**)	(8.4)	8.4
	Present Value model, Black-Scholes	L/t rates in RDI, implied HICP volatility and l/t USD/BRL	n/a	n/a	—	—
Caps/Floors	Black Model	No interest rate curve observable in the market. It is valued with the MXNTIIE28 swap curve and an FVA is calculated based on the differential between the corresponding fixings.	Curve MXNTIIE28 + (-5bp, -1bp)	-3bp	0,0005	0,0001
Cross Currency Swaps	Forward Estimation	- No interest rate curve observable in the market referenced to MXNTIIE91. It is valued with the MXNTIIE28 swap curve and an FVA is calculated based on the differential between the corresponding fixings. MXN long term fees	Bid Offer Spread IRS TIIE 0bp - 18bp X-CCY USD/MXN 3bp - 10bp Swaps UDI/MXN 5bp - 20bp	IRS TIIE 8bp X-CCY MXN/USD 7bp Swaps UDI/MXN 13bp	(0.200)	0.206
Interest Rate Swaps (Swaps Lock In)	Forward Estimation (open fórmula)	Prepayment rate	6% - 12%	7%	—	—
Interest Rate Swaps	Forward Estimation (open fórmula)	- No interest rate curve observable in the market. It is valued with the MXNTIIE28 swap curve and an FVA is calculated based on the differential between the corresponding fixings.	Curve MXNTIIE91 = Curve MXNTIIE28 + (-5bp, -1bp) Bid Offer Spread IRS TIIE 0bp - 18bp X-CCY USD/MXN 3bp - 10bp Swaps UDI/MXN 5bp - 20bp	TIIE91 -3bp IRS TIIE 8bp X-CCY MXN/USD 7bp Swaps UDI/MXN 13bp	0.131	0.106
Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present Value Method, others	Late payment and prepayment rate, capital cost, long-term profit growth rate	n/a	n/a	(13.2)	13.2
		Interest Rate Curves, FX Market Prices and Credit Curves	n/a	n/a	(30.3)	30.3
		NTN-C and TDA discount curves	n/a	n/a	—	—
	Present Value Method, others	Interest curves, FX Market Prices and Credit Curves	n/a	34%	244,9	(313,8)
Loans and advances to customers	Local Volatility	Long term volatility	n/a	n/a	—	—
Financial assets mandatorily designated at fair value through profit and loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.66%	(5.9)	5.1
Debt instruments and equity instruments		HPI spot rate	n/a	442.98 (**)	(6.2)	6.2
	TD Black	Spain Volatility	n/a	4.7%	2.2	(11.5)
	Asset Swap and CDS Model	Model – Interest Rate Curves and Credit	n/a	7.7%	(19.8)	4.4
	Cvx. Adj (SLN)	Long term volatility	n/a	8.0%	(121.2)	105.1
	Preset Value Model, other	Credit Spreads	0.08% - 1.98%	0.5%	(0.4)	0.4
		Litigation contingencies	0% - 100%	25%	(8.8)	8.8
Financial liabilities held for trading
Trading derivatives	Present Value method, modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.4%	(6.8)	6.3
		HPI spot	n/a	425.10 (**)	(4.1)	4.2
		Curves on TAB indixes (*)	(a)	(a)	—	—
	Discounted flows denominated in different currencies	This is a Balance Guaranteed Swap, which as it did not have the appropriate valuation model, was completely covered Back-to-Back (both IRS clauses contain same conditions for repayments)	n/a	n/a	—	—
	Discounted flows denominated in different currencies	No interest rate curve observable in the market. It is valued with the MXNTIIE28 swap curve and an FVA is calculated (*)	Curve MXNTIIE91 = Curve MXNTIIE28 + (-5bp, -1bp) Bid Offer Spread IRS TIIE 0bp - 18bp X-CCY USD/MXN 3bp - 10bp Swaps UDI/MXN 5bp - 20bp + (-5bp, -1bp)	TIIE91 -3bp IRS TIIE 8bp X-CCY MXN/USD 7bp Swaps UDI/MXN 13bp	0.131	0.106
Hedging derivatives (liabilities)
Hedging derivatives	Advanced models of local and stochastic volatility	Correlation between prices of shares	55%-75%	65%	n/a	n/a
	Advanced multi-factor interest rates models	Mean reversion of interest rates	0.0001-0.03	0.01 (***)	—	—
Financial liabilities designated at fair value through profit or loss
Customer deposits	Flow Discounting Method	Curve specified by the local regulator	Curve (IGPM + 6%) + 100bps	Curve (IGPM + 6%) + 100bps	(30)	30

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(*)    TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).
(**)    There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.
(***)    Theoretical average value of the parameter. The change arising on a favourable scenario is from 0.0001 to 0.3. An unfavourable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level.
(a)    The exercise was conducted for the unobservable inputs described in the “main unobservable inputs” column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100b.p. for the total sensitivity to this index in CLP and CLF. The same is applicable to the MXN interest rates.
(b)    The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.
Note: Null impacts in Quanto options arise because the position is completely covered back.to-back.
Null impacts on Interest Rate Swaps (Swaps Lock In) arise because the prepaid risk is fully covered.

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Lastly, the changes in the financial instruments classified as Level 3 in the first nine months of 2020 were as follows:

	01-01-2020	Changes						30-09-2020
Million euros	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	598	40	(66)	285	—	(46)	(69)	742
Debt instruments	65	7	(20)	1	—	—	(8)	45
Trading derivatives	533	33	(46)	284	—	(46)	(61)	697
Swaps	182	—	(7)	123	—	(8)	(11)	279
Exchange rate options	8	—	—	12	—	—	(1)	19
Interest rate options	177	14	(11)	58	—	—	—	238
Index and securities options	95	19	(24)	93	—	(39)	(37)	107
Other	71	—	(4)	(2)	—	1	(12)	54
Hedging derivatives (Assets)	—	—	—	—	—	—	—	—
Trading financial assets at fair value through profit or loss	664	265	(13)	20	—	(93)	(196)	647
Credit institutions	50	164	—	(1)	—	(50)	—	163
Loans and advances to customers	32	—	(13)	3	—	—	(1)	21
Debt instruments	582	101	—	18	—	(43)	(195)	463
Non-trading financial assets mandatorily at fair value through profit or loss	1,601	89	(261)	(31)	—	(92)	(380)	926
Loans and advances to customers	376	75	(108)	8	—	—	(30)	321
Debt instruments	675	—	(141)	(57)	—	—	(339)	138
Equity instruments	550	14	(12)	18	—	(92)	(11)	467
Financial assets at fair value through other comprehensive income	3,788	6,052	(4,985)	—	(348)	535	1,073	6,115
TOTAL ASSETS	6,651	6,446	(5,325)	274	(348)	304	428	8,430
Financial liabilities held for trading	290	27	(12)	77	—	(86)	(50)	246
Trading derivatives	290	27	(12)	77	—	(86)	(50)	246
Swaps	115	8	—	5	—	(26)	(8)	94
Exchange rate options	1	—	—	1	—	—	(1)	1
Interest rate options	34	—	(2)	20	—	3	—	55
Index and securities options	88	15	(6)	74	—	(63)	(31)	77
Interest rate and equity futures	2	4	—	1	—	—	(1)	6
Others	50	—	(4)	(24)	—	—	(9)	13
Hedging derivatives (Liabilities)	—	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	784	4	(3)	(44)	—	(32)	(140)	569
TOTAL LIABILITIES	1,074	31	(15)	33	—	(118)	(190)	815

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b)    Sovereign risk with peripheral European countries
The detail at 30 September 2020 and 31 December 2019, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions exposed to them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (See Note 54 to the consolidated annual accounts for 2019), is as follows:

Sovereign risk by country of issuer/borrower at 30 September 2020 (*)
	Million euros
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	9,345	(4,989)	9,034	—	996	10,169	24,555	561	—
Portugal	112	(455)	4,129	—	638	4,147	8,571	—	—
Italy	479	(231)	—	—	1,378	18	1,644	1	(1)
Ireland	—	—	—	—	—	—	—	—	—
(*)    Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 14,630 million (of which EUR 12,931 million, EUR 1,303 million, EUR 394 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments – amounting to EUR 5,522 million (of which EUR 5,029 million, EUR 209 million and EUR 284 million to Spain, Portugal and Italy, respectively).
(**)    Presented without taking into account the valuation adjustments recognised (EUR 18 million).
(***)    "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at 31 December 2019 (*)
	Million euros
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	9,090	(3,886)	19,961	—	208	9,993	35,366	474	—
Portugal	31	(777)	5,450	—	577	3,408	8,689	—	—
Italy	1,095	(452)	1,631	—	442	19	2,735	5	(5)
Ireland	—	—	—	—	—	—	—	—	—
(*) Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 14,517 million (of which EUR 12,756 million, EUR 1,306 million, EUR 453 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure different to derivatives – contingent liabilities and commitments – amounting to EUR 6,299 million (EUR 5,808 million, EUR 224 million and EUR 267 million to Spain, Portugal and Italy, respectively).
(**)    Presented without taking into account the valuation adjustments recognised (EUR 17 million).
(***)"Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

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The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 30 September 2020 and 31 December 2019 is as follows:

Exposure to other counterparties by country of issuer/borrower at 30 September 2020 (*)
	Million euros
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	58,666	4,962	490	1,032	2	58	204,664	269,874	2,973	(3)
Portugal	4,871	32	137	23	—	3,013	34,668	42,744	762	—
Italy	210	6,643	346	514	—	118	12,513	20,344	1,086	—
Greece	—	—	—	—	—	—	11	11	—	—
Ireland	—	—	20	1,945	543	13	12,912	15,433	141	—
(*)    Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 74,819 million, EUR 8,248 million, EUR 4,076 million, EUR 200 million and EUR 826 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)    Presented without taking into account valuation adjustments or impairment corrections (EUR 7,738 million).
(***)“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2019 (*)
	Million euros
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	21,696	7,627	656	1,195	321	1,501	194,817	227,813	2,417	2
Portugal	2,814	409	190	32	—	2,956	33,403	39,804	931	—
Italy	182	6,243	625	606	—	153	12,284	20,093	512	—
Greece	—	—	—	—	—	—	12	12	—	—
Ireland	—	—	55	1,718	592	22	11,875	14,262	232	—
(*)    Also, the Group has off-balance-sheet exposure other than derivatives - contingent liabilities and commitments- amounting to EUR 77,468 million, EUR 7,749 million, EUR 4,948 million, EUR 201 million and EUR 996 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)    They are presented without taking into account valuation adjustments or impairment corrections (EUR 7,322 million).
(***)“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

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Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at 30 September 2020 and 31 December 2019:

30-09-2020
Million euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	542	268	274	(15)	12	(3)
Portugal	Sovereign	—	—	—	—	—	—
	Other	52	—	52	—	—	—
Italy	Sovereign	321	194	127	(3)	2	(1)
	Other	252	16	236	—	—	—
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	6	(6)	—	—	—

31-12-2019
Million euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	127	340	(213)	(2)	4	2
Portugal	Sovereign	27	27	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	314	9	305	(5)	—	(5)
	Other	60	60	—	(2)	2	—

17.   Explanation added for translation to English
These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group in Spain (see Note 1.b).

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 30 November 2020	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer

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